As confidentially submitted to the U.S. Securities and Exchange Commission on July 22, 2015

pursuant to the Jumpstart Our Business Startups Act of 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PharMEDium Healthcare Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	47-3953389
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Conway Park

150 North Field Drive, Suite 350

Lake Forest, Illinois 60045

(847) 457-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William R. Spalding

Chief Executive Officer

PharMEDium Healthcare Holdings, Inc.

Two Conway Park

150 North Field Drive, Suite 350

Lake Forest, Illinois 60045

(847) 457-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Merrick D. Hatcher, Esq. Mark L. Johnson, Esq. K&L Gates LLP 70 West Madison Street, Suite 3100 Chicago, Illinois 60602 (312) 372-1121	John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the U.S. Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2015

             Shares

PharMEDium Healthcare Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of PharMEDium Healthcare Holdings, Inc. We are offering shares of common stock, and the selling stockholders identified in this prospectus are offering             shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “PMHC”.

After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

We anticipate that the initial public offering price will be between $         and $         per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, or FINRA, related expenses. The underwriters have agreed to reimburse us in an amount of $ for certain expenses of the offering. See “Underwriting.”

The underwriters also may purchase up to             additional shares from the selling stockholders at the initial offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015.

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Goldman, Sachs & Co.

Prospectus dated                     , 2015

Mission Statement

To be the preeminent provider of choice for pharmacy outsourced sterile intravenous admixture compounding services, supporting the triad of care that exists between patients, clinicians and pharmacists.

Our goal is to provide the highest quality service, facilitating the best clinical care and patient safety.

HEPARIN
5,000
propofol 1%
8 mg

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of shares of our common stock.

Until and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “PharMEDium,” and the “company,” as used in this prospectus, refer to PharMEDium Healthcare Holdings, Inc. and its consolidated subsidiaries. The term “PHC” refers to PharMEDium Healthcare Corporation, our indirect wholly-owned subsidiary. On January 28, 2014, PHC was acquired by CD&R Forest Holdings, L.P., or the CD&R Investor, which is owned by investment funds managed by, or affiliated with, Clayton, Dubilier & Rice, LLC, or CD&R. We refer to the investment funds that own the CD&R Investor as the “CD&R Affiliates” and to the acquisition as the “Merger.” As a result of the Merger and the resulting application of business combination accounting, our presentation of our consolidated financial data with respect to 2014 includes consolidated financial data for PHC for the pre-Merger, or Predecessor, period from January 1, 2014 through January 27, 2014, and consolidated financial data for PharMEDium for the post-Merger, or Successor, period from January 28, 2014 through December 31, 2014.

Company Overview

We are the leading national provider of outsourced compounded sterile preparations, or CSPs, to acute care hospitals in the United States. Sterile compounding is the process by which pharmaceuticals are combined or mixed to create a drug dosage therapy customized to meet specific hospital and physician clinical needs in formulations that are not otherwise commercially available. Our CSPs offer a strong value proposition to acute care hospitals by helping to address the growing need for greater operational efficiency, enhanced patient safety and improved clinical outcomes. We source sterile drugs, diluents and containers only from manufacturers registered with the U.S. Food and Drug Administration, or the FDA, and we compound only with FDA-approved or allowed drugs in finished dosage form and use only FDA-approved diluents and FDA-cleared containers. Utilizing these raw material components, we prepare and provide a broad range of over 2,000 customized stock keeping units, or SKUs, to meet the individual requirements of our more than 3,000 acute care hospital customers located across all 50 states. Our value-added service offering has resulted in high customer retention rates, which were in excess of 90% in each of the last three years. We contract with each hospital customer directly and receive payments from them for our services. Accordingly, we are not exposed to any direct reimbursement risk.

We believe that our proven ability to deliver “sterile-to-sterile” CSPs consistently and reliably with a high degree of process and quality control is a key differentiator. We utilize our four state-of-the-art compounding facilities, comprehensive standard operating procedures, validated processes and systems, and a highly trained workforce of pharmacists and certified pharmacy technicians to create CSPs in a ready-to-use form with enhanced safety, labeling, sterility assurance and extended expiration dating that often exceed what hospital pharmacies can accomplish on their own. We believe that our CSPs provide a risk mitigation and cost management solution to our hospital customers, while also improving the overall quality of care provided to patients. For example, we believe (i) our pre-filled, pre-labeled CSPs reduce the risk of medication errors, (ii) our extended expiration dating capabilities minimize drug waste and enhance work flow and (iii) our ready-to-use format improves clinician productivity. As a result, we believe that our services enhance overall operational efficiencies for our hospital customers.

We provide “mission critical” CSPs for most of the highest frequency procedures performed within acute care hospitals across several distinct therapy categories, including pain management, operating room anesthesia, intensive care, nerve block, and labor and delivery. We believe we are the established market leader for outsourced CSPs in these core therapy categories and estimate our capacity in these categories to be at least three times greater than that of our nearest competitor. We also believe there are multiple opportunities to continue our growth, including by expanding our relationships with our existing customers in our current service offerings, introducing new service offerings within our existing therapy categories, expanding into new therapy categories, adding new hospital customers and expanding into new venues of care, such as free-standing hospital outpatient departments and ambulatory surgery centers, which we refer to as Alternate Sites.

Our company was founded in 2003 through an asset acquisition from a large pharmaceutical and sterile solutions manufacturer. At the time of the acquisition, we acquired significant operational and managerial expertise in the hospital pharmacy admixture services industry. Over the years since, we have significantly refined and improved our expertise in producing high-quality CSPs at scale in accordance with applicable federal and state regulatory requirements and have developed a brand based on our commitment to safety and quality in our industry. We have been registered with U.S. Drug Enforcement Administration, or the DEA, since our inception in 2003, voluntarily registered at that time as a manufacturer with the FDA and were one of the first entities to voluntarily register with the FDA as a Section 503B large scale sterile compounding outsourcing facility following the passage of the U.S. Drug Quality and Security Act, or the DQSA. We believe that increased oversight and regulation of CSPs by the FDA and other federal and state agencies has increased the cost and complexity of hospitals continuing to provide sterile compounding services in-house, increased the incentive for them to outsource and, as a result, has reinforced our position in the industry as a trusted provider of outsourced CSPs.

We source approved drugs and diluents and cleared container components from a broad range of FDA-registered manufacturers and retain relationships with more than one source for a significant portion of our drug inputs to enhance continuity of supply for our customers. We emphasize strategic relationships across the injectables supply chain, keep abreast of regulatory and compliance requirements within our suppliers’ respective organizations and proactively plan to mitigate drug, container and diluent supply disruptions through redundant supplier relationships and inventory management arrangements. Because of our strategic importance to our suppliers and the breadth of our product offerings, we are able to facilitate migration by our customers to alternative drug therapies when necessary due to shortages or other disruptions. We also design our CSPs to be compatible with various infusion pumps and other drug delivery mechanisms utilized by healthcare providers, which broadens our clinical applications and expands our addressable markets. In addition, our ability to work with various drug types, containers, concentrations and dosage forms allows us to provide our customers with a wide range of service customization options to meet specific customer requests, which in turn allows our customers to better serve patient needs.

Throughout our history, we have experienced strong growth, which has accelerated in recent years, as evidenced by our compound annual growth rates, or CAGR, in revenue and Adjusted EBITDA of 35% and 55%, respectively, from 2012 through 2014. For the full year 2014, we generated revenue of $374.1 million, a net income of $10.5 million and Adjusted EBITDA of $96.6 million, on a pro forma basis representing the sum of the results for the Predecessor and Successor periods. For the six months ended June 30, 2015, we generated revenue of $209.5 million, net income of $9.3 million and Adjusted EBITDA of $54.9 million. For a reconciliation of net income (loss) to Adjusted EBITDA, see “—Summary Historical Consolidated Financial Data.”

Industry Overview

The pharmacy sterile compounding industry, which includes in-house hospital pharmacies and outsourcing providers, exists today because hospitals and other healthcare providers administering drugs require concentrations, dosage forms and delivery systems that are not commercially available from drug manufacturers in a ready-to-use form. Prior to the 1980s, CSPs were typically mixed at a patient’s bedside or at the nursing station by staff nurses or physicians. In the 1980s and 1990s, advances in medical care led to an escalating need for CSPs administered in the acute care hospital setting. At the same time, regulatory, industry accreditation and quality of care initiatives contributed to the migration of CSP preparation from the patient bedside to the hospital pharmacy. Thereafter, increasing compliance and operational costs, quality of care initiatives and drug shortage events, among other factors, contributed to hospitals evaluating outsourcing options for a portion of their CSP needs.

CSPs can be compounded using either a “sterile-to-sterile” method, which we exclusively use, or a “non-sterile-to-sterile” method. In the “sterile-to-sterile” method, a provider constitutes a final sterile product using only FDA-approved or allowed sterile drugs in finished dosage form, FDA-approved sterile diluents and FDA-cleared delivery systems in the compounding process. In “non-sterile-to-sterile” compounding, a provider first manufactures the drug input from non-sterile active pharmaceutical ingredients, or APIs, which subsequently requires sterilization of the compounded mixture. While the use of non-sterile APIs to constitute drugs typically results in lower input costs, and the potential ability to price CSPs more competitively in the market, the risk of contamination may be significantly higher when using the “non-sterile-to-sterile” method, depending on the sterilization processes used, as providers are creating sterility, as opposed to maintaining sterility, through the compounding process.

Compounded sterile preparations represent a large and growing market. Sterile compounding service providers, like us, provide customized, sterile solutions required by hospitals and other healthcare providers administering drugs. CSPs play a vital role in driving favorable clinical outcomes in acute care hospitals and are routinely utilized across the continuum of medical care, such as facilitating anesthesia in the operating room, managing post-surgical pain in recovery, managing contractions and pain during labor and delivery, and enhancing various therapeutic outcomes in intensive care units and other hospital departments. In our current therapy categories alone, we believe we serve an addressable market in the United States of approximately $5.5 billion for acute care hospitals and of approximately $1.0 billion for Alternate Sites, each of which is substantially underpenetrated for outsourcing today. In addition to continued CSP outsourcing penetration within our current therapy categories, the overall size of the outsourced CSP addressable market has grown over the years due to: (1) increased utilization and higher patient volumes in healthcare facilities associated with (a) aging demographics and (b) the increased prevalence of complex chronic conditions, particularly among elderly patients, (2) the passage of the U.S. Patient Protection and Affordable Care Act, or the PPACA, (3) increased demand by clinicians for customized, ready-to-use drug formulations and (4) injectable generic drug price inflation.

Trends Impacting Our Industry

We believe that we are well-positioned to benefit from trends currently affecting the U.S. healthcare services markets in which we compete, including:

•

Continued trend toward hospital outsourcing. Due to the growing cost and complexity of the healthcare delivery system, the rising cost of adhering to increasing regulation and the need to improve operational efficiency, healthcare facilities are increasingly turning to leading outsourcing providers that can offer comprehensive, value-added solutions. We believe that the percentage of acute care hospitals electing to outsource at least a portion of their CSP needs increased from less than 20% in 2002 to approximately 60% in 2015. More importantly, we believe that the acute care hospitals that outsource CSPs today do so for less than 20%, on average, of their total CSPs. We believe that CSP outsourcing penetration is significantly lower than most other outsourced hospital services partially because the outsourcing CSP market is relatively nascent, having only meaningfully developed since our inception in 2003 and our subsequent expansion of therapy categories in recent years. We believe there is significant opportunity for incremental outsourcing as a result of the strong value proposition provided to hospitals. We believe we offer meaningful and cost-effective solutions for our customers by providing CSPs (1) with extended expiration dating to minimize waste and improve work flow,

(2) with enhanced labeling to reduce medication errors and (3) in a ready-to-use format to improve clinician productivity. In addition to work flow and operational efficiencies, we believe the decision for hospitals to outsource also reflects a heightened focus on risk mitigation, quality and patient safety. As such, we believe hospitals will increasingly utilize the highest quality outsourcing CSP providers to minimize patient safety risks as opposed to choosing providers based on price, particularly since the cost of one of our CSPs represents a very small portion of the high overall cost of a medical procedure.

•	Increased focus on clinical outcomes, quality of care and cost containment. We believe the demand for outsourced CSPs has accelerated as a result of an increased focus by healthcare providers on reducing risks and managing the quality and cost of care. We believe the risks and costs that are mitigated by high-quality outsourcing providers of CSPs include (1) the reputational risk and costs associated with medication errors, (2) the cost of drug waste, (3) the increasing cost of internal compliance associated with new regulatory requirements applicable to CSPs and (4) the impact on cost and consistency of supply associated with recent significant price increases and market shortages of generic injectable products. In addition, an enhanced focus on delivering high-quality clinical outcomes is driving demand for outsourcing CSP providers with access to a limited pool of talented pharmacists and certified pharmacy technicians skilled in the preparation of CSPs. Further, there is an increasing desire on the part of hospital pharmacists to focus more directly on patient care rather than production of CSPs in the hospital pharmacy. We believe that providers of outsourced CSPs that can enhance hospital workforce efficiency, reduce medication errors and waste and satisfy applicable regulatory and compliance requirements, while also helping to drive quality clinical care, should continue to gain market share.

•	Heightened regulatory requirements for sterile products. In 2012, a nationwide fungal meningitis outbreak was linked to the preparation of compounded medications by a compounding pharmacy in Massachusetts. This pharmacy and its affiliate employed a “non-sterile-to-sterile” business model different from ours as it compounded its own pharmaceuticals from non-sterile APIs rather than compounding using FDA-approved or allowed sterile drugs in finished dosage form, as we do. The fungal meningitis outbreak resulted in numerous intensive new regulatory requirements at the federal and state levels and significant media and customer scrutiny of the industry. In 2013, President Obama signed the DQSA into effect, which called for enhanced regulation of CSPs, including heightened compliance, reporting, labeling and inspection standards, and created Section 503B outsourcing facilities as a new category for providers of CSPs, allowing such facilities to voluntarily register with the FDA. In addition, there have been significant new and elevated state regulatory requirements designed to increase quality and raise oversight of hospital pharmacies and other producers of CSPs. All of these factors have caused hospitals to reevaluate their use of outsourced CSPs in general, as well as their choice of suppliers of outsourced CSPs. The Commissioner of Food and Drugs has publicly stated that the FDA encourages health care providers who outsource the production of CSPs to strongly consider purchasing these products from Section 503B-registered facilities, such as our four facilities. Registration as a Section 503B outsourcing facility is currently voluntary, and, as of July 10, 2015, only 54 of an estimated 3,000 compounding facilities have registered with the FDA as a Section 503B outsourcing facility. Of the 54 registered facilities, only 12 are registered as “sterile-to-sterile” compounders, and four of those 12 are our facilities. As a result of these events and given our strong reputation for safety and consistent quality, we believe we have benefitted from an increasing demand for quality outsourced CSPs, as demonstrated by our gains of approximately 775 new customers in 2013 and approximately 300 additional new customers in 2014.

•

Price increases and market shortages of generic injectable products. In recent years, there have been significant increases in the cost of generic injectable drugs and related products as a result of (i) enhanced oversight by the FDA and other regulatory bodies of manufacturers of generic injectable products, and the added costs associated therewith, (ii) decreased competition when drug manufacturers voluntarily cease producing certain drugs or face temporary regulatory suspension or permanent regulatory shut down of their operations, (iii) manufacturers obtaining regulatory exclusivity as a result of achieving FDA new drug approval of an injectable drug previously marketed under the FDA’s Drug Efficacy Study Implementation, or DESI, program with the FDA’s enforcement discretion and (iv) consolidation among drug manufacturers. These factors have led manufacturers to raise prices and have also contributed to market shortages of generic injectable products, containers and diluents. These market shortages and the potential inability to secure adequate supply of necessary drug formulations can have a significant impact on the day-to-day operations of our customers. As a result of these factors, providers of outsourced CSPs like us that help acute care hospitals address critical supply chain continuity and disruption risks should continue to gain market share.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the favorable industry trends and to continue to grow our market share:

•	Market leader with scale advantages and differentiated positioning. Our reputation and long-standing track record of supporting hospital pharmacies, national scale, product breadth and proven ability to consistently deliver high-quality CSPs help define our leading market position. We continue to penetrate our existing customer base in both existing and new therapy categories and have experienced strong growth in new customers. We believe our direct competitors often lack the scale, “sterile-to-sterile” focus, reputation, people, processes, systems and technology to consistently deliver high-quality CSPs. In addition, heightened regulatory standards at the federal and state levels are increasing compliance costs for preparing CSPs for both providers of outsourced CSPs and hospital pharmacies. We believe our size and scale allow us to better absorb these costs and maintain our industry leadership in patient safety and quality initiatives. In addition to our breadth and scale, we believe that our patented innovative labeling, dosaging and packaging solutions, such as our highly visible TALLman lettering, improve safety and ease-of-use for clinicians and create additional competitive advantages.

•	Preferred provider to large hospital systems and purchasing organizations. In an industry increasingly defined by compliance, safety and consolidation, we believe we distinguish ourselves through our commitment to quality and innovation and our ability to partner with our customers to deliver customized solutions in response to their specific CSP requirements. Our reputation and track-record, along with the value-added services we provide to our customers, have helped us retain existing customers, expand our relationships with them and add new customers. We have established preferred provider relationships with several of the nation’s largest hospital systems and leading group purchasing organizations, or GPOs. We believe our large customers have maintained preferred provider relationships with us due to the high-quality CSPs we provide, as well as the added benefit of reducing medication errors and cutting drug waste in the hospital setting through enhanced standardization, extended expiration dating and innovative labeling. We also simplify and streamline processes for our customers by, for example, maintaining a user-friendly online customer resource center through which we receive substantially all of our orders. We believe each of these factors contributes to our high customer retention rates, which were in excess of 90% in each of the last three years.

•

Commitment to quality and safety. We believe we are well-positioned to address the changing regulatory environment in light of our significant investments in quality and patient safety systems and processes. We have been registered with the DEA since our inception in 2003, voluntarily registered at that time as a manufacturer with the FDA and were one of the first entities to voluntarily register with the FDA as a Section 503B large scale sterile compounding outsourcing facility. Our registration and high level of compliance, as well as our ongoing dialogue with federal and state regulators on industry standards, reflect our continued commitment to patient safety with enhanced process requirements, compliance and information transparency. We believe the increased oversight and regulation of CSPs by the FDA and other regulators, together with our customers’ heightened focus on quality and safety, reinforces our position in the industry as a quality-focused provider of outsourced services.

•	Attractive financial profile with strong organic growth, operating leverage and low capital intensity. We have experienced strong revenue growth throughout our history. Because of the clinical necessity of our products for a broad array of high-frequency clinical procedures and our high customer retention rates, our revenue is recurring in nature. This underlying stability combined with our continued penetration of existing customers, the extension of our service offerings, the addition of new customers and, more recently, the flight-to-quality following new industry regulatory requirements have allowed us to generate a revenue CAGR of 35% from 2012 through 2014. Over this same time period, we achieved an Adjusted EBITDA CAGR of 55%, with significant margin improvements primarily driven by changes in product mix, enhancements in our manufacturing efficiency and fixed cost leverage. Our strong revenue and Adjusted EBITDA growth combined with our relatively low capital expenditure needs have led to strong free cash flow generation, which we have used to repay debt and reinvest in the growth of our business.

•	National, technology-driven, scalable infrastructure. We have a robust infrastructure to support quality, which has been built over a number of years, and we are committed to ongoing process, equipment and technology improvements focused on safety, quality and efficiency. We maintain excess capacity, intentionally redundant production capabilities and back-up facilities to mitigate the effect of a disruption in production or delivery of our CSPs to customers and to maintain our ability to consistently provide service to acute care hospitals across the United States. We currently operate four large-scale compounding facilities that feature validated, state-of-the-art technology and equipment, our proprietary software solutions and a skilled workforce. In 2014, we expanded clean room capacity in our Memphis, Tennessee facility, expanded the overall size of our Sugar Land, Texas facility and enhanced our clean room facility in Cleveland, Mississippi. In the fourth quarter of 2015, we expect to open a new facility in Dayton, New Jersey to replace our existing Edison, New Jersey facility. We operate each of our facilities under comprehensive standard operating procedures designed to achieve controlled and reproducible results and to comply with both the applicable guidance of the FDA’s current Good Manufacturing Practices, or cGMPs, and a set of guidelines for compounded sterile preparations published by the U.S. Pharmacopeial (USP) Convention, a scientific standard-setting organization, under the name General Chapter <797>, or USP <797>. We invest heavily in our training programs and have a workforce in each of our facilities that is highly skilled in the preparation of high-quality CSPs.

•	Experienced management team with demonstrated commitment to compliance, safety, innovation and growth. Our senior management team includes executives who have been with PharMEDium since inception and have contributed to the establishment and growth of the CSP industry as well as executives who have decades of experience across the broader pharmaceutical industry. Our management team has deep industry expertise with prior executive roles at companies including Allegiance Healthcare Corp., Baxter Healthcare Corporation, Cardinal Health Inc., CareFusion Corp., Caremark RX, Inc., CVS Health, GD Searle/Pharmacia Pharmaceuticals, Hospira, Inc. and Option Care, Inc. We believe our team’s combined depth of experience with CSPs and pharmaceutical services differentiates our company and positions us to continue to drive future growth, while maintaining our strong track record with respect to quality, compliance and patient safety.

Business Strategy

We plan to grow our business and continue to support the outsourcing needs of our acute care customers as well as gain share within the outsourced CSP market by executing on the following key business strategies:

•	Increase penetration of existing customers. According to a recent market study, approximately 60% of acute care hospitals currently outsource a portion of their CSPs. More importantly, we believe hospitals that currently outsource CSPs only do so with respect to less than 20%, on average, of their total CSPs. As such, we believe the overall market for outsourced CSPs remains substantially underpenetrated and that we are well-positioned to expand our services within our existing customer base. This belief is supported by our historical experience of expanding the number of SKUs purchased by a customer within existing service categories and adding new service categories not previously purchased by a particular customer. Our ability to cross-sell a broad offering of CSPs to our current customers is particularly attractive for the more than 1,075 new customers we have added since the beginning of 2013. In addition, we continue to enhance our customer segmentation and sales strategies to better articulate our value proposition to all hospital constituents, including senior hospital management, medication safety officers, physicians and nurses, hospital procurement and the hospital pharmacy itself. We believe recent additions to our sales team and enhancements to our selling model will further accelerate customer penetration.

•	Capitalize on our industry-leading reputation and scale to add new customers. As a result of our strong value proposition and differentiated quality and safety record, we have grown our acute care customer base from approximately 2,100 at year end 2012 to more than 3,000 as of June 30, 2015. Market studies indicate that there are approximately 5,700 acute care hospitals in the United States. We believe we are well-positioned to continue to add new acute care hospital customers in the future. We also believe that our recent entry into the Alternate Site market presents an opportunity for incremental growth in a new vertical market. To accelerate new customer acquisitions, we have invested in our sales organization by increasing the number of sales personnel from 40 in 2012 to more than 60 today. Our sales force continues to drive new customer growth by reinforcing our commitment to enhancing operational efficiencies, reducing medication errors and waste, improving quality and safety with respect to the administration of CSPs and helping to enhance continuity of supply for our customers, even in times of drug shortages.

•	Leverage our track-record of innovation and clinical expertise to diversify therapy reach and expand CSP offerings. We believe we are experts in outsourced sterile compounding services, and we are committed to continuing our collaborative approach to product development and innovation by partnering with our customers to address their evolving needs. We have increased our SKU count from approximately 200 in 2003 to more than 2,000 today, and have a consistent pipeline of new service requests for specific drug formulations from our customers. In addition, we have proactively expanded our therapy focus on multiple occasions, including our entry into the anesthesia operating room sector in 2008 and the intensive care unit sector in 2010. We believe we are the market leader in providing CSPs in both of these categories, though these hospital departments remain substantially underpenetrated for outsourcing. As our customers face new challenges associated with higher patient volumes and increased clinical complexity, and as the trend toward hospital and physician preference for customized, ready-to-use drug formulations continues, we believe we are well-positioned to strategically expand our CSP offerings to new therapy categories and to extend our product lines across existing and new therapy categories.

•

Pursue disciplined expansion into new geographies and adjacent market segments. Following the meningitis outbreak linked to the preparation of compounded medications by a compounding pharmacy in Massachusetts, in late 2012, the State of New York became very concerned with the lack of consistent regulatory oversight at that time. We voluntarily withdrew our service offerings until the

State of New York vetted our compounding operations. We were one of the first out-of-state providers of outsourced CSPs to obtain licensure under new regulations and re-enter New York in late 2014 and separately began offering our full suite of products and services to healthcare providers in Ohio in May 2015, in each case following the promulgation of new state regulations permitting the sale of CSPs by Section 503B outsourcing facilities like ours. We believe New York and Ohio represent attractive growth opportunities based upon the number of acute care hospitals located in each state. In January 2015, we entered the Alternate Site market, which we believe represents an underserved and growing incremental market opportunity and natural adjacency for us, particularly given our ability to drive greater efficiency for facilities that may be more resource constrained. We also believe there may be longer-term opportunities in other venues of care for us to explore. As we evaluate opportunities to expand into new therapy categories and other markets where CSPs are utilized, we believe our addressable market has the potential to grow significantly from the estimated $6.5 billion addressable in our current therapy categories in the acute care hospital and Alternate Site markets.

•	Continue to pursue process improvements, expand capacity and make other investments to support growth. We have invested in infrastructure, systems, processes and people to support patient safety, quality and compliance and have created a culture of continuous improvement. Over the last several years, we have significantly expanded our capacity, enhanced our planned redundancy and improved our compounding facilities, with a new state-of-the-art facility expected to be opened in New Jersey in the fourth quarter of 2015. Further, we have made significant technology and process improvements, including syringe filling automation, enhanced warehouse space and planning systems and comprehensive scheduling and process solutions to govern production operations across facilities. Each of these enhancements has meaningfully increased our productivity and further improved our quality systems. We have also consistently taken a proactive approach to refining and enhancing our standard operating procedures to comply with, and continue to stay ahead of, regulatory requirements. Finally, we plan to continue to allocate capital to make meaningful investments in quality, compliance, research and development and training programs to maintain what we believe are our industry-leading practices and procedures and a highly-skilled work force to continue to support our competitive differentiation.

Our Sponsor and Organizational Structure

Founded in 1978, CD&R is a private equity firm composed of a combination of financial and operating executives pursuing an investment strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of more than $19 billion in 59 businesses with an aggregate transaction value of more than $90 billion. CD&R has a disciplined and clearly defined investment strategy with a special focus on multi-location services and distribution businesses. In addition to PharMEDium, CD&R has a strong history of investing in market-leading healthcare services businesses, including Envision Healthcare, the leading provider of outsourced medical services to hospitals and communities with over 20,000 physicians and other clinicians; AssuraMed, the largest direct-to-home distributor of disposable medical products to chronic disease patients; and Healogics, the largest operator of outpatient wound care centers in partnership with hospitals.

After completion of this offering, we expect that the CD&R Investor will hold approximately    % of our common stock. As a result, we expect to qualify as and elect to be a “controlled company” within the meaning of the New York Stock Exchange, or NYSE, rules following the completion of this offering. This election will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NYSE-listed companies. See “Management—Corporate Governance.”

The following chart illustrates our ownership and organizational structure, after giving effect to this offering, assuming the underwriters do not exercise their option to purchase additional shares from the selling stockholders:

(1)	Guarantor of PHC’s (i) first lien term loan facility, or the First Lien Term Loan Facility, (ii) second lien term loan facility, or the Second Lien Term Loan Facility, and together with the First Lien Term Loan Facility, the Term Loan Facilities and (iii) first lien revolving credit facility, or the Revolving Credit Facility, and together with the Term Loan Facilities, the Credit Facilities. See “Description of Certain Indebtedness.”

Our Corporate Information

PharMEDium Healthcare Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at Two Conway Park, 150 North Field Drive, Suite 350, Lake Forest, Illinois 60045, and our telephone number is (847) 457-2300. Our website is www.pharmedium.com. None of the information contained on, or that may be accessed through our website or any other website identified herein is part of, or incorporated into, this prospectus.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	our products are administered by our customers to patients intravenously, and failures or errors in production, labeling or packaging could contribute to patient harm or death, which may subject us to significant reputational harm and liabilities;

•	we are subject to significant demands and uncertainties related to compliance with the extensive regulatory requirements that govern the compounding, labeling, distribution and promotion of pharmaceutical products and services;

•	we are subject to intense regulatory scrutiny from, among others, the FDA, the DEA and state boards of pharmacy and departments of health and the scrutiny of our customers and the group purchasing organizations to which many of our customers belong;

•	our business depends on complex information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations;

•	we may fail to implement some or all of our business strategies;

•	our substantial indebtedness may adversely affect our financial health;

•	our ability to service our debt and to refinance all or a portion of our indebtedness;

•	securities or industry analysts may not publish research or may publish misleading or unfavorable research about our business; and

•	other factors set forth under the caption “Risk Factors” in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other reduced requirements that are otherwise applicable generally to public companies. These provisions include:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements (i.e., “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”).

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised financial accounting standards until such time as those standards would otherwise apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. The JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may take advantage of these provisions until December 31, 2020 (the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to this offering) or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced burdens and, as such, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests. We do not know if some investors will find our common stock less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our common stock and increased volatility in the price of our common stock.

Market and Industry Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys and reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the pharmaceutical products and services industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Service Marks, Trademarks and Trade Names

We hold various service marks, trademarks and trade names, such as PHARMEDIUM, our logo design and I.D. YOUR I.V., that we deem particularly important to the advertising activities conducted by each of our businesses. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective holders. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Common stock outstanding after this offering	shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional shares of common stock from the selling stockholders at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million.

We intend to use the net proceeds of this offering:

•	to repay $ million of the indebtedness outstanding under the Term Loan Facilities;

•	to pay CD&R a fee of $ million in connection with the termination of our consulting agreement with CD&R upon the consummation of this offering; and

•	for working capital and other general corporate purposes.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

See “Use of Proceeds.”

Dividend policy	We do not currently anticipate paying dividends on our common stock as a public company for the foreseeable future. Any future determination to pay dividends on our common stock will be subject to the discretion of our board of directors and depend upon various factors. See “Dividend Policy.”

Proposed NYSE symbol	“PMHC”.

The number of shares of our common stock to be outstanding following this offering is based on             shares outstanding as of                     , 2015, and excludes:

•	shares of common stock issuable upon exercise of options outstanding as of , 2015 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance following this offering under our equity plans.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to a -for- stock split on our common stock effected on , 2015;

•	gives effect to the issuance of shares of common stock in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares from the selling stockholders;

•	assumes that the initial public offering price of our common stock will be $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data derived from our consolidated financial statements as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of December 31, 2014 (Successor) and as of December 31, 2013 (Predecessor) and for the period from January 28, 2014 through December 31, 2014 (Successor) and the period from January 1, 2014 through January 27, 2014 (Predecessor) and for the years ended December 31, 2013 (Predecessor) and 2012 (Predecessor) are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2015 (Successor) and for the six months ended June 30, 2015 (Successor) and the period from January 1, 2014 to January 27, 2014 (Predecessor) and the period from January 28, 2014 through June 30, 2014 (Successor) are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected for any future period, and the results in the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the full year or any other period.

You should read this summary historical consolidated financial data in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands, except share and per share data)	Six Months Ended June 30, 2015	Period from January 28, through June 30, 2014	Period from January 1, through January 27, 2014	Period from January 28, through December 31, 2014	Period from January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Statement of Operations Data:
Net sales	$209,527	$153,252	$24,681	$349,460	$24,681	$293,102	$206,522
Cost of sales	133,296	99,311	15,388	228,670	15,388	193,613	139,848

Gross margin	76,231	53,941	9,293	120,790	9,293	99,489	66,674
Selling, general and administrative expenses	27,278	22,175	31,438	48,053	31,438	33,201	35,970
Amortization of intangible assets	18,629	16,101	7	34,724	7	106	110

Income (loss) from operations	30,324	15,665	(22,152)	38,013	(22,152)	66,182	30,594
Interest expense	16,741	14,555	395	31,482	395	6,239	2,112
Loss on extinguishment of debt	271	369	1,838	1,045	1,838	482	—

Income (loss) before provision for income taxes	13,312	741	(24,385)	5,486	(24,385)	59,461	28,482
Provision (benefit) for income taxes	3,964	45	(6,556)	334	(6,556)	19,526	8,935

Net income (loss)	9,348	696	(17,829)	5,152	(17,829)	39,935	19,547

Derivative financial instruments	(471)	—	—	(129)	—	—	—

Comprehensive income (loss)	$8,877	$696	$(17,829)	$5,023	$(17,829)	$39,935	$19,547

Weighted average shares outstanding:
Basic	372,767	372,234	762,696	372,336	762,696	731,009	751,781
Diluted	383,392	379,258	762,696	379,462	762,696	782,091	771,824
Earnings per share:
Basic	$25.08	$1.87	$(23.38)	$13.84	$(23.38)	$54.63	$26.00
Diluted	$24.38	$1.84	$(23.38)	$13.58	$(23.38)	$51.06	$25.33
Balance Sheet Data (at end of period):
Cash	$21,446			$19,968		$22,588
Total assets	1,100,629			1,090,033		104,725
Long-term debt, including current maturities	509,880			514,535		96,496
Total stockholders’ equity (deficit)	397,419			385,703		(28,014)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$16,018	$6,451	$(2,504)	$32,360	$(2,504)	$43,084	$18,757
Investing activities	(5,399)	(847,686)	(1,006)	(850,065)	(1,006)	(6,325)	(3,244)
Financing activities	(9,141)	853,185	12,748	837,673	12,748	(19,732)	(23,676)
Capital expenditures	5,399	2,909	1,006	5,288	1,006	6,325	3,244
Other Financial Data:
Adjusted EBITDA(1)	$54,935	$40,946	$7,152	$89,459	$7,152	$71,163	$40,103

(Footnote appears on following page)

(1)	Adjusted EBITDA is defined as net income (loss) before equity-based compensation expense, merger expenses, depreciation and amortization expenses, non-recurring charges, related party management fees, interest expense, loss on extinguishment of debt, non-cash charges and non-cash losses, expenses related to any equity offering and income tax expense (benefit). Adjusted EBITDA measures are commonly used by management and investors as performance measures. Adjusted EBITDA is not considered a measure of financial performance under U.S. generally accepted accounting principles, or GAAP, and the items excluded therefrom are significant components in understanding and assessing our financial performance. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as an alternative to such GAAP measures as net income (loss), cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Some of these limitations are:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt;

•	Adjusted EBITDA does not reflect income tax expense (benefit) or the cash requirements to pay taxes;

•	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Because Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands)	Six Months Ended June 30, 2015	Period from January 28, through June 30, 2014	Period from January 1, through January 27, 2014	Period from January 28, through December 31, 2014	Period from January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income (loss)	$9,348	$696	$(17,829)	$5,152	$(17,829)	$39,935	$19,547
Stock-based compensation expense(a)	1,892	1,135	15,397	2,972	15,397	677	80
Merger expenses(b)	—	4,428	13,625	4,428	13,625	611	—
Depreciation and amortization expense	21,918	18,311	282	39,727	282	4,234	4,491
Non-recurring charges(c)	—	732	—	2,829	—	(541)	4,938
Related party management fees(d)	801	675	—	1,490	—	—	—
Interest expense	16,741	14,555	395	31,482	395	6,239	2,112
Loss on extinguishment of debt(e)	271	369	1,838	1,045	1,838	482	—
Income tax expense (income)	3,964	45	(6,556)	334	(6,556)	19,526	8,935

Adjusted EBITDA	$54,935	$40,946	$7,152	$89,459	$7,152	$71,163	$40,103

(a)	Represents the non-cash equity-based compensation expense related to equity-based awards under the Predecessor and Successor equity incentive plans.

(b)	Represents investment banking, legal, accounting and other advisory service transaction expenses incurred in connection with the Merger and compensation-related expenses directly attributable to the Merger.

(c)	Includes $0.7 million in the period January 28, 2014 through June 30, 2014, representing the impact of purchase accounting from the Merger, and an additional $2.1 million in the period July 1, 2014 through December 31, 2014, which includes one-time losses associated with asset write-offs outside the ordinary course of business.

(d)	Represents the management fee paid to CD&R. In connection with this offering, we expect to enter into a termination agreement with CD&R, pursuant to which the parties will agree to terminate this management fee. See “Certain Relationships and Related Party Transactions—Consulting Agreement.”

(e)	Represents the write-off of debt issuance costs and debt discount associated with the unscheduled debt repayments in each of the periods presented.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information contained in this prospectus, including our audited consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows. In any such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business and Our Industry

Our products are administered by our customers to patients intravenously, and failures or errors in production, labeling or packaging could contribute to patient harm or death, which may subject us to significant liabilities and reputational harm.

The production, labeling and packaging of CSPs is inherently risky. We sell our CSPs to acute care hospitals, free-standing hospital outpatient departments and ambulatory surgery centers, who then administer the CSPs to patients intravenously or through other injectable routes of administration. There are a number of factors that could result in the injury or death of a patient who receives one of our CSPs, including quality issues, manufacturing or labeling flaws, improper packaging or unanticipated or improper uses of the products, any of which could result from human or other error. Any of these situations could lead to a recall of, or safety alert relating to, one or more of our products. In addition, in the ordinary course of business, we may voluntarily retrieve products in response to a customer complaint. Any retrieval or recall, whether voluntary or requested by the FDA or state regulatory authorities, could result in significant costs and negative publicity. Negative publicity, including regarding a quality or safety issue, whether accurate or inaccurate, could reduce market acceptance of our products, harm our reputation, decrease demand for our products, result in the loss of customers, lead to product withdrawals and harm our ability to successfully launch new products and services. These problems could also result in enforcement actions by state and federal authorities or other healthcare self-regulatory bodies, or product liability claims or lawsuits, including those brought by individuals or groups seeking to represent a class or establish multi-district litigation proceedings. Any such action, litigation, recall or reputational harm, even recalls or negative publicity resulting from patient harm or death caused by CSPs prepared by a competitor or a hospital pharmacy, could result in a material adverse effect on our business, results of operations, financial condition and liquidity. Our current or future insurance coverage may prove insufficient to cover any liability claims brought against us. Because of the increasing cost of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

CSPs and the pharmacy compounding industry are subject to increased regulatory and customer scrutiny, which may impair our growth and sales.

Our CSPs are prepared using sterile drugs, diluents and containers sourced only from manufacturers registered with FDA. We compound using FDA-approved drugs in finished dosage form and, to a limited extent, certain finished dosage form drugs for which there are no formal FDA approvals but that the FDA currently allows FDA-registered manufacturers to produce under the FDA’s DESI program and its enforcement discretion. We utilize only FDA-approved diluents and FDA-cleared containers. As a result, our CSPs and our processes have not undergone the FDA approval process, and limited data, if any, may be available with respect to the safety and efficacy of our CSPs for any particular indication. In addition, certain compounding pharmacies have been the subject of widespread negative media coverage in recent years, and the actions of these pharmacies have resulted in increased scrutiny of compounding pharmacy activities from the FDA and state governmental agencies. For example, the FDA has recently issued a formal request to a compounding pharmacy to conduct a recall of all non-expired, purportedly sterile drug products and to cease sterile compounding operations due to lack of sterility assurance. As a result, some health care providers may be reluctant to purchase and use CSPs in general and outsourced CSPs in particular. Our growth and future sales depend not only on our ability to demonstrate in the face of increased scrutiny the quality and safety of our CSPs and our compliance with more stringent regulatory standards at the federal and state levels, but also on the continued acceptance of CSPs, particularly outsourced CSPs, in the marketplace.

An incident similar to the fungal meningitis outbreak in 2012, which was caused by a compounding pharmacy employing a “non-sterile-to-sterile” business model different than ours, could cause our customers to reduce their use of outsourced CSPs significantly or even stop using outsourced CSPs altogether. States have in the past, and could in the future, enact regulation prohibiting or restricting the use of outsourcing CSP service providers in response to such incidents. Such prohibitions or restrictions on outsourced CSPs by states or reduced customer demand as a result of an incident with CSPs would have a material adverse effect on our business, results of operations and financial condition.

We have an open Warning Letter and other notices from the FDA relating to violations of FDA requirements at our facilities, and our corrective actions to date may not be sufficient to attain and remain in compliance with FDA requirements, which could significantly disrupt our business.

Outsourced compounding facilities have historically been subject to FDA inspections on an irregular basis and are now subject to FDA inspections on a risk-based schedule in accordance with DQSA Section 503B(b)(4). Observations by the FDA of potentially violative conditions during inspections are required to be reported to facility management at the close of the inspection on FDA Form 483. It is common for such reports to be provided in connection with inspections of compounding outsourcing facilities, and observations may be further followed by Warning Letters and other enforcement actions as the FDA deems warranted. In early 2013, the FDA conducted an on-site inspection of each of our compounding centers and provided us with a number of Form 483 observations relating to deficiencies in our production practices, including requirements under applicable cGMPs. We promptly responded to the FDA inspection observations and implemented corrective actions. However, in July 2014, we received a Warning Letter from the FDA related to the 2013 FDA inspections and our responses to the FDA’s observations. Based on the 2013 FDA inspections, the Warning Letter identified a number of violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, that, in the FDA’s view, caused our drug products to be “adulterated” within the meaning of the FDCA. The Warning Letter noted that, while several of our proposed corrective actions appear adequate, we remained deficient in certain areas. The FDA strongly recommended that we undertake a comprehensive assessment of our operations, including facility design, procedures, personnel, processes, materials, and systems, and recommended that we engage a consultant with sterile drug manufacturing expertise. In August 2014, we provided a detailed response to the FDA’s Warning Letter, and we have since taken a number of additional steps to review and enhance our quality control and manufacturing systems in order to address the Form 483 observations and the deficiencies noted in the Warning Letter, as well as to comply with additional industry guidance promulgated by the FDA under the DQSA.

Consistent with the FDA’s risk-based schedule, in July 2015, the FDA completed additional on-site inspections of our facilities in Cleveland, Mississippi, Edison, New Jersey and Memphis, Tennessee, and we expect the FDA will inspect our Sugar Land, Texas facility in the next month. As in 2013, the FDA provided Form 483 observations from each inspection. These most recent observations are consistent with the FDA’s inspection-based compliance program under the DQSA and focus on the heightened standards for compounding, reporting and labeling by Section 503B outsourcing facilities. In general, these observations suggest the need for further enhancement of, and improved adherence to, our standard operating procedures. Several repeat observations follow up on issues identified in previous FDA inspections and the Warning Letter. A number of observations relate to draft cGMPs that, if implemented, would establish new requirements for outsourcing facilities. We are preparing our responses which we intend to provide to the FDA by early August, and we have begun implementing further corrective measures.

We cannot be assured, however, that the FDA will be satisfied with the sufficiency or timing of our corrective actions, and, as such, we cannot predict when or if the FDA will consider the matters described in the Warning Letter or the most recently received Form 483 observations to have been fully resolved. We may be subject to additional regulatory action by the FDA and civil or criminal enforcement action by the Department of Justice under the FDCA, Federal False Claims Act, or other applicable statute, as well as related private actions, as a result of previous, current or future FDA observations and the Warning Letter. Our suppliers and customers may negatively consider the Form 483 observations and the Warning Letter issued to us when deciding to award contracts or continue or renew agreements. Other state and federal regulators and agencies may also consider the Form 483 observations and the Warning Letter when conducting their own inspections, enforcement actions or approvals, including license renewals. Any such actions could significantly disrupt our business and harm our reputation, resulting in a material adverse effect on our business, results of operations and financial condition.

Due to the anticipated growth in the outsourced compounding market, we expect increased competition in the future. If we fail to respond to such competition successfully, our business results of operations and financial condition would be materially and adversely affected.

In the future, we could face additional competition from companies that do not currently engage in anticipatory compounding in the United States. These potential competitors may include (i) pharmaceutical manufacturers that currently offer CSPs outside the United States but who are otherwise in the U.S. health care market and may decide to expand their U.S. service offerings to include CSPs; (ii) pharmaceutical manufacturers that may expand their product offerings to include sterile intravenous admixture solutions and CSPs; (iii) regional compounders who provide patient-specific compounding that decide to expand to anticipatory, non-patient-specific compounding and register as an outsourcing facility under the DQSA; (iv) large hospitals and integrated delivery networks, or IDNs, that may decide to develop onsite or shared facilities to self-source anticipatory compounding; and (v) new entrants attracted to the strong growth of our industry.

Many of our potential competitors have longer operating histories and may have greater financial, marketing and other resources than we do. These potential competitors could leverage existing resources and experience operating in industries that are subject to significant regulatory oversight in order to overcome certain barriers to entry. Consequently, competitors may be able to develop products and services competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our services from those of our competitors, successfully develop or introduce new services—on a timely basis or at all—that are less costly than those of our competitors or offer customers payment and other commercial terms as favorable as those offered by our competitors. We expect competition to intensify as technology advances, such as those in the field of robotics and automation, and consolidation continues. Also, new developments by pharmaceutical manufacturers, such as increasing the number of abbreviated new drug applications, or ANDAs, to cover less frequently used drug formulations, could render some or all of our services obsolete.

Increased competition could significantly reduce revenue and gross profit and otherwise materially adversely affect our business, results of operations, financial condition and prospects.

Our failure to anticipate or appropriately adapt to changes or trends within our industry could have a significant negative impact on our ability to compete successfully.

The pharmaceutical compounding industry is growing and evolving rapidly. Any significant shifts in the structure of the industry, or the healthcare products and services industry in general, could alter the industry dynamics and adversely affect our ability to attract and retain customers. These changes or trends could result from, among other things, new entrants in the anticipatory sterile compounding business or regulatory changes. For example, the PPACA was signed into law in 2010, and the DQSA was signed into law in 2013. Each of these laws is expected to have a significant impact on our industry and our customers, but regulations and guidance implementing each of these laws continue to be proposed and made final. Our failure to anticipate or appropriately adapt to any changes or trends, including those that may result from the implementation of these laws, none of which are within our control, could have a significant negative impact on our competitive position and materially adversely affect our business or our industry.

Consolidation in the health care industry could lead to demands for price concessions, which could have an adverse effect on our business, financial condition and results of operations.

Because health care costs have risen significantly, numerous initiatives and reforms by legislatures, regulators and third-party payors to curb these cost increases have resulted in a trend in the health care industry to consolidate product suppliers and purchasers. Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with significant market power, and we expect this trend to continue. As provider networks consolidate, thereby decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. In addition, industry participants, such as GPOs and IDNs, may try to use their increased market power to negotiate price reductions for our products and services. If we are forced to reduce prices as a result of either an imbalance of market power or decreased demand for our products, revenue would decrease, and we could become significantly less profitable.

If we are unable to maintain our GPO relationships, our revenue could decline and future profitability could suffer.

We currently derive, and expect to continue to derive, a significant portion of our revenue from end-user customers that are members of GPOs. GPOs negotiate pricing arrangements that are then made available to a GPO’s affiliated hospitals and other members. GPOs provide end-users access to a broad range of pharmaceutical products and services from multiple suppliers at competitive prices and, in certain cases, exercise considerable influence over the purchasing decisions of such end-users. Hospitals and other end-users contract with the GPO of their choice for their purchasing needs in an effort to lower costs. Maintaining our strong relationships with GPOs will require us to continue to be a reliable provider of outsourced CSPs, offer a broad product line, remain price competitive, comply with FDA and other regulations and provide high-quality products. The GPOs with which we currently have preferred provider relationships may develop new relationships with other providers of outsourced CSPs, and such GPOs may prefer products other than ours for any number of reasons. If we are unable to maintain our relationships with GPOs, our revenues and gross profit could significantly decline.

We rely on third parties, and in some cases a single third party, to provide drugs, diluents and containers. If these third parties do not deliver as expected or if our agreements with them terminate, our business, financial condition, results of operations and prospects could be materially adversely affected.

We have contractual relationships with pharmaceutical manufacturers and other suppliers of diluents and containers. Any changes to these relationships, including, but not limited to, a loss of a supplier relationship, product shortages or changes in pricing, could have an adverse effect on our business, financial condition and results of operations.

Our business depends to a significant extent on the reliable delivery of drugs from our key suppliers, some of which provide favorable terms in exchange for our commitment to purchase minimum volumes of, or in some cases all of our needs for, one or more drugs. We strive to identify and maintain relationships with more than one source for each drug, diluent and container used in our CSPs. If a drug for which we have not maintained an alternative source becomes unavailable or if a pharmaceutical manufacturer is unwilling to sell us a drug, we may not be able to identify and qualify a replacement supplier or may suffer a delay in doing so. In either case, our revenues could decrease. Further, we may not receive the same pricing from an alternative supplier. A price increase resulting from using alternative suppliers or due to a shortage of a particular drug, a manufacturer gaining an exclusive right to market and sell a given drug or for any other reason could make our CSPs containing that drug more expensive, and therefore potentially less attractive, to our customers. Most of the diluents and containers that we purchase are available from multiple sources but may not always be available in sufficient quantities to meet our needs and the needs of our customers. However, some pharmaceuticals are only available through a single manufacturer and may be subject to limits on distribution. Additionally, some of the containers we use in our CSPs are particular to a manufacturer, and our customers may use a drug delivery system of a particular manufacturer. Therefore, if there is a shortage or interruption in the supply of a certain manufacturer’s containers, we may not be able to sell CSPs in alternative containers to certain of our customers.

We experience supply interruptions and shortages from time to time. We retain inventory of drug components and containers in order to provide our customers continuity of service, but our inventory may not be sufficient. If a supply disruption results in the inability to obtain compounding components, our business, financial condition and results of operations could be negatively impacted.

Our reliance on suppliers also exposes us to risks that are not within our control, including the following:

•	We rely on our suppliers to provide us with drugs, diluents and containers of an acceptable quality in a timely fashion. Any quality issues or supply delay or interruption could harm our ability to sell products and may subject us to product liability claims.

•	Our suppliers’ facilities must satisfy production and quality standards set by the FDA and other regulatory authorities that periodically inspect facilities to determine compliance. If our suppliers fail to satisfy these requirements, their facilities could be shut down permanently or for an extended period of time.

•	Our suppliers may not be able to produce the volume we require or may experience disruptions or delays due to market conditions, natural disasters, labor-related disruptions, failure in supply or other logistical channels or other reasons.

•	A supplier could decide to terminate our contract or supply arrangement due to a disagreement with us.

Each of these risks could delay the production of our products or result in higher costs or deprive us of potential revenues. Furthermore, delays or interruptions in supply could limit or curtail our ability to meet customer demand for our CSPs. Any such delay or interruption could harm our reputation as a reliable provider of outsourced CSPs or cause our customers to find alternative sources for CSPs or to reduce their use of outsourced CSPs, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A disruption in our operations or the delivery of our CSPs to customers could hurt our relations with our customers and significantly impact our results of operations.

Our success depends upon our ability to provide timely, reliable and consistent services and products to our customers. Natural disasters or other catastrophic events, including hurricanes, blizzards and other weather conditions, terrorist attacks, power and data interruptions, fires as well as logistical or delivery disruptions could disrupt our and our suppliers’ and vendors’ operations and impede our ability to provide our services and deliver our products to our customers, which could significantly impact our results of operations. For example, our CSPs have expiration dates, and some of our CSPs must remain refrigerated. Therefore, any disruption or delay in delivery may cause spoilage and the need to retrieve and replace our products. In the event we experience a temporary or longer term interruption in our ability to deliver our services or products, our revenues could be reduced, our reputation could be damaged and our business could be materially adversely affected. In addition, any continuing disruption in either our computer systems or our telephone system could adversely affect our ability to receive and process customer orders and ship products on a timely basis, and could adversely affect our relations with our customers, potentially resulting in reduction in orders or loss of customers.

Our future success depends upon our ability to maintain and manage our growth. If we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet the demands of our customers.

We increased our number of employees from approximately 750 at December 31, 2012 to approximately 1,100 at June 30, 2015, and our total revenue from $206.5 million in 2012 to $293.1 million in 2013 and $374.1 million in pro forma 2014. This growth has placed, and our intended continued expansion will place, significant demands on our management, finances and other resources. We cannot be certain that our current systems, procedures and processes will adequately support the further expansion of our operations, and we may be unable to expand or upgrade our systems or infrastructure or acquire a sufficiently skilled workforce to accommodate future growth. Our future operating results will depend on the ability of our management and key employees to successfully maintain our corporate culture, preserve the effectiveness of our quality and safety standards, manage changing business conditions and implement and improve our technical, administrative, financial control and reporting systems. Our inability to manage future expansion and growth could have a material adverse effect on our business and prospects.

We are highly dependent on our senior management and key employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth.

Our success largely depends on the skills, experience and continued efforts of our management, including our Chief Executive Officer. The replacement of any member of our management team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals in key management, pharmacist, engineering, quality, sales and marketing and customer support roles. Competition for senior management and other key personnel in our industry is intense, and the pool of suitable candidates, particularly for licensed pharmacists and certified pharmacy technicians, is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other key employees, or to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, could have a negative effect on our operating results.

If we fail to implement our business strategy, our financial performance and growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy includes (i) increasing penetration of existing customers, (ii) capitalizing on our reputation and scale to add new customers, (iii) leveraging our track-record of innovation and clinical expertise to diversify therapy reach and expand our CSP offerings, (iv) pursuing disciplined expansion into adjacent market segments and (v) continuing to pursue process improvements, expanding capacity and making other investments to support growth. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to implement any aspect of our business strategy, our long-term growth, profitability and ability to service our substantial debt will be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate or at all.

Implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty achieving our strategic objectives.

Significant and increasing pressure from third-party payors to limit reimbursements to our customers could materially adversely impact our profitability, results of operations and financial condition.

While we are paid directly by our hospital customers and therefore not exposed to any direct reimbursement risk, the continued efforts of health maintenance organizations, managed care organizations, government programs (such as Medicare, Medicaid and other federal and state-funded programs) and other third-party payors to limit reimbursements to our customers may adversely impact our profitability. As payors decrease reimbursement rates, our customers may seek to reduce their pharmaceutical costs through the preparation of CSPs internally or through the use of cheaper third-party providers of CSPs. We expect cost pressures from third-party payors to continue, and our customers have limited bargaining power to counter payor demands for reduced reimbursement rates. If our customers increasingly insource pharmaceutical preparations or use alternative third-party providers due to these pressures, our profitability, results of operations and financial condition may be materially adversely impacted.

Our business depends on complex information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations.

We depend on complex, integrated information systems and standardized procedures for our operations, customer service and quality and safety procedures. Throughout our operations, we receive, retain and transmit certain highly confidential information, including data that our customers provide to purchase products or services. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events and human error. A compromise of our information systems or those of the businesses with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial position and results of operations. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our increasing volume and changing needs and may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and promptly deliver our services, which could result in customer dissatisfaction. We also use the development and implementation of sophisticated and specialized technology to differentiate our services from our competitors. The failure to successfully implement and maintain information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

Our ability to compete effectively depends in part upon our intellectual property rights, including but not limited to, our trademarks, our patents for labels, our software and our other proprietary technology. Our use of contractual provisions, confidentiality procedures and agreements and trademark, unfair competition, trade secret and other laws to protect our intellectual property rights and proprietary technology may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary technology, or to defend against claims by third parties that the conduct of our businesses or our use of intellectual property infringes upon such third party’s intellectual property rights. Any intellectual property litigation or claims brought against us, whether or not meritorious, could result in substantial costs and diversion of our resources and management attention from the continued growth and development of our business, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require us to pay substantial amounts to the other party or cease exercising our rights in such intellectual property, including ceasing the use of certain trademarks used by us to distinguish our services from those of others or ceasing the exercise of our patent rights. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all. The cost of executing these cessations may be significant. Our business, financial condition or results of operations could be adversely affected as a result.

Risks Related to Regulation

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the compounding, labeling and distribution of pharmaceutical products and services, in general, and CSPs, in particular.

The manufacturing, distribution, processing, formulation, packaging and labeling of pharmaceutical products and services such as our CSPs are subject to extensive regulation by federal agencies, including the FDA and the DEA. We are also subject to a significant number of state and local laws and regulations. Compliance with these federal, state and local laws and regulations, including compliance with any newly enacted regulations, requires the substantial expenditure of time, money and effort. Failure to comply with FDA requirements and other governmental laws and regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, exposure to product liability claims, total or partial suspension of production or distribution, enforcement actions, injunctions and civil or criminal prosecution, any of which could have a material adverse effect on our results of operations and financial condition. Furthermore, the publicity of any violations or perceived violations of these laws and regulations could result in significant reputational harm to our business.

The federal, state and local laws and regulations applicable to the pharmaceutical and compounding industries are subject to frequent change, whether through change in law or through interpretation. Changes in these laws and regulations may require extensive changes to our business and operations that may be difficult to implement and require significant expenditures. For example, as a result of the increased scrutiny to our industry resulting from the 2012 meningitis outbreak that was traced to a Massachusetts compounding pharmacy using a “non-sterile-to-sterile” business model different than ours, in 2013 the U.S. Congress passed the DQSA, which sets forth new standards applicable to outsourcing facilities such as ours and invites voluntary registration with the FDA. The DQSA also permits states to continue to impose separate regulatory requirements. Under the DQSA, we have registered with the FDA as a Section 503B outsourcing facility and have implemented policies and procedures to achieve compliance with the DQSA requirements for such facilities. However, there can be no assurance that we are fully compliant with these new requirements, and any failure to comply may result in additional costs to bring our facilities into compliance. Moreover, the FDA continues to issue draft and final guidance under the DQSA, including those relating to cGMPs, which may require further changes to our business, some of which may be significant.

State legislatures and regulatory authorities also reacted to the fungal meningitis outbreak by imposing additional regulatory requirements on compounding activities for outsourcing compounders and reminding outsourcing compounders of regulatory requirements already in effect. For example, the California Board of Pharmacy reminded out-of-state compounding pharmacies of the requirement to register as pharmacies in California, and Florida enacted new requirements for the registration of outsourcing facilities. Since 2012, the FDA has convened three inter-governmental working meetings with government officials from each state, the District of Columbia and Puerto Rico, to discuss topics such as oversight of compounding, including the implementation of the DQSA, and opportunities to better protect public health by strengthening oversight of compounders through improved collaboration between the FDA and the states. As a result of such meetings, the FDA and the states committed, among other things, to enhance inter-agency communication surrounding the implementation of the DQSA, which may lead to additional guidance or regulation in the future. If federal, state or local regulatory authorities place new restrictions or limitations on our operations, our business and financial results could be materially adversely affected.

We must compound our CSPs in conformity with applicable cGMP requirements and USP <797>; failure to maintain compliance with applicable cGMP requirements and USP <797> may prevent or delay the compounding or marketing of our CSPs.

We must continually adhere to (i) applicable cGMP requirements, which are issued and enforced by the FDA through regulations and guidance and interpreted and enforced through its inspection programs and (ii) sterile product requirements under applicable state law, such as USP <797>, which have been codified in many states and which have historically been enforced by applicable state boards of pharmacy through inspection programs but are also enforceable by the FDA. In complying with applicable cGMPs and USP <797>, we must expend time, money and effort in production, record-keeping and quality control to ensure our products and services meet applicable specifications and requirements. In July 2014, the FDA issued draft guidance for cGMPs for human drug compounding outsourcing facilities, such as ours. We are aligning our processes to comply with this newly issued draft guidance. Because this cGMP draft guidance has not been finalized and may be significantly changed prior to being made final, we may need to expend substantial additional resources to comply with the final applicable cGMPs, along with any additional modifications over time.

The FDA and other governmental entities enforce compliance with regulations and guidance through periodic risk-based inspections. We have received FDA Form 483 observations following inspections in 2013 and 2015 and a Warning Letter in 2014. See “—Risks Related to Our Business and Our Industry—We have an open Warning Letter and other notices from the FDA relating to violations of FDA requirements at our facilities, and our corrective actions to date may not be sufficient to attain and remain in compliance with FDA requirements, which could significantly disrupt our business.” If any of these entities were to deem inspectional observations at one of our facilities or our responses to such observations to be unsatisfactory, operations at such facility could be interrupted or halted, and we may incur unanticipated compliance expenditures and be subject to enforcement actions such as recall or seizure of products, injunctions, civil penalties and criminal prosecution. In addition, any regulatory deficiencies or suspension resulting in manufacturing interruptions or halts may disrupt our ability to meet our manufacturing and contractual obligations to our customers and lead to significant delays in the availability of our CSPs, which would have a material adverse effect on our business, results of operations and financial condition. Similarly, any adverse publicity associated with any such events could have a material impact on our reputation and results of operations.

Certain of our significant customers are contractually permitted to inspect our facilities to ensure compliance with regulatory requirements. The failure to achieve a compliance level satisfactory to such customers may result in immediate contract termination, penalties or volume reductions or loss of customers immediately or upon the expiration of existing contracts.

Certain of our CSPs contain controlled substances, and extensive regulation of such controlled substances could have a negative effect on our operations and financial results.

Certain of our CSPs contain controlled substances or “listed chemicals,” which are subject to extensive regulation by the DEA regarding procurement, manufacture, storage, shipment, sale and use. These regulations are also imposed on us and our suppliers, vendors and customers and add additional complications and costs to the storage, use, sale and distribution of such products. Government quotas on controlled substances limit the supply of components for certain of our CSPs and restrict our ability to distribute those CSPs. The DEA quota allocation and approval system has been recently found by a government audit to be inefficient and to potentially contribute to drug shortages. Our inability to obtain authorization from the DEA to procure controlled substances used in our CSPs could have a material adverse impact on our operations, reputation and results of operations.

The FDA and the DEA review the safety of controlled substances on an ongoing basis, and it is possible that these regulatory agencies could impose additional restrictions on marketing or distribution of such products or services, or could withdraw regulatory approval for materials we use as components in our products or services. Failure to comply with relevant regulations governing controlled substances could result in civil penalties, refusal to renew necessary registrations, initiation of proceedings to revoke such registrations, reductions of the amounts of controlled substances that we may obtain and, in certain circumstances, criminal prosecution. If the FDA or the DEA withdraw the approval of, or placed additional significant restrictions on, our products or the components used in them, our sales and ability to promote our products and services could be substantially affected. Also, the DEA or applicable state regulatory bodies may in the future seek to regulate additional ingredients in our CSPs as controlled substances or listed chemicals.

We and our customers are subject to a variety of federal, state and local laws and regulations relating to the general healthcare industry, which are subject to frequent change.

Participants in the healthcare industry, including our company and our suppliers and customers, are subject to a variety of federal, state and local laws and regulations. Laws and regulations in the healthcare industry are extremely complex and, in many instances, industry participants do not have the benefit of significant regulatory or judicial interpretation. Though certain of these healthcare laws and regulations are not directly applicable to us, they may be applicable to our customers, third-party vendors and other supply chain partners. For example, the PPACA was enacted in 2010, and many of the structural changes enacted by the PPACA were implemented in 2014. However, some of the applicable regulations and sub-regulatory guidance under the PPACA have not yet been issued or finalized. While we do not expect these reforms to affect our business directly, they affect the coverage and plan designs that are or will be provided by many of our customers’ third-party payors. As a result, such reforms could affect the ability of our customers to use our services and, as a result, impact our revenues. We cannot predict what effect, if any, the PPACA, related regulations and sub-regulatory guidance may have on our business.

Such laws and regulations are subject to change and often are uncertain in their application. As controversies continue to arise in the healthcare industry, federal, state and local regulation and enforcement priorities may increase. There can be no assurance that we, or one of our customers, third-party vendors or other supply chain partners will not be subject to scrutiny or challenge under one or more of these laws or regulations or that any such challenge would not be successful. Any such challenge, whether or not successful, could have a material impact on our business and financial results.

Our operations are subject to environmental, health and safety requirements, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our business is subject to federal, state and local environmental, health and safety requirements, which govern, among other things, air emissions, wastewater discharges, worker health and safety and the use, generation, management, storage, handling, transportation, treatment, and disposal of hazardous substances and other materials. Our failure to comply with such environmental, health and safety requirements could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

In addition, as an owner and operator of real property, we may also be subject to liability for environmental investigations and cleanups, including at properties currently or previously owned or operated by us, even if such contamination was not caused by us, as well as to claims for harm to health or property or for natural resource damages arising out of contamination or exposure to hazardous substances. Liability in many situations may be imposed not only without regard to fault, but may also be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes we have generated have been stored, treated, otherwise managed or disposed. The costs of complying with, or other impact of, current or future environmental, health and safety requirements could adversely affect our financial condition and results of operations.

Our relationships with healthcare providers and facilities and our marketing practices are subject to the federal Anti-Kickback Statute and similar state laws; our violation of such laws could hurt our sales and result in financial penalties.

We are subject to the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs. Violations of the Anti-Kickback Statute can result in imprisonment, civil or criminal fines. Any violation or alleged violation of such laws could also harm our reputation, customer relationships or otherwise have a material adverse effect on our business and financial results.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness may adversely affect our financial health and prevent us from making payments on our indebtedness.

We have substantial indebtedness. As of June 30, 2015, on an as adjusted basis to give effect to this offering and the use of the net proceeds therefrom, we would have had approximately $             million of total long-term consolidated indebtedness outstanding. As of June 30, 2015, PHC had $74.7 million of available borrowing capacity under the Revolving Credit Facility and there were no outstanding borrowings under PHC’s Revolving Credit Facility (other than $0.3 million of letters of credit). In addition, we are able to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our substantial indebtedness could have important consequences to you. Because of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, strategic investments, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•	a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we are exposed to the risk of increased interest rates because a significant portion of our borrowings are at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and

•	we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve our operating margins.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing the Credit Facilities do not fully prohibit our subsidiaries from incurring additional debt. If our subsidiaries are in compliance with certain incurrence ratios set forth in the agreements governing the Credit Facilities, they may be able to incur substantial additional indebtedness, which may increase the risks created by our current substantial indebtedness. After giving effect to $0.3 million of letters of credit issued under the Revolving Credit Facility, as of June 30, 2015, we were able to borrow an additional $74.7 million under the Revolving Credit Facility.

Increases in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

A significant portion of our outstanding indebtedness bears interest or will bear interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of June 30, 2015, each one percentage point change in interest rates would result in an approximately $3.6 million change in the annual interest expense on our Term Loan Facilities. As of June 30, 2015, assuming all revolving loans were fully drawn and LIBOR exceeded 1.00%, each one percentage point change in interest rates would result in an approximately $0.7 million change in annual interest expense on the Revolving Credit Facility. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness.

A lowering or withdrawal of the ratings, outlook or watch assigned to our indebtedness by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch, such as adverse changes to our business, so warrant. Any future lowering of our ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

The Credit Facilities contain covenants that, among other things, restrict the ability of PHC and its subsidiaries to:

•	incur additional indebtedness and create liens;

•	pay dividends and make other distributions or to purchase, redeem or retire capital stock;

•	purchase, redeem or retire certain junior indebtedness;

•	make loans and investments;

•	enter into agreements that limit PHC’s or its subsidiaries’ ability to pledge assets or to make distributions or loans to us or transfer assets to us;

•	sell assets;

•	enter into certain types of transactions with affiliates;

•	consolidate, merge or sell substantially all assets;

•	make voluntary payments or modifications of junior indebtedness; and

•	enter into lines of business.

The restrictions in the Credit Facilities may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all.

The ability of PHC to comply with the covenants and restrictions contained in the Credit Facilities may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Credit Facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under the Credit Facilities and may not be able to repay the amounts due under such facilities. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

PharMEDium and PHC are each holding companies, and as such they have no independent operations or material assets other than ownership of equity interests in their respective subsidiaries. PharMEDium and PHC each depend on their respective subsidiaries to distribute funds to them so that they may pay obligations and expenses, including satisfying obligations with respect to indebtedness. Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries and their ability to make distributions and dividends to us, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The outstanding borrowings under the First Lien Term Loan Facility have a maturity date of January 28, 2021, the outstanding borrowings under the Second Lien Term Loan Facility have a maturity date of January 28, 2022 and the Revolving Credit Facility is scheduled to mature on January 28, 2019. We may be unable to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of indebtedness. Market disruptions, such as those experienced in 2008 and 2009, as well as our significant indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to finance current operations and meet our short-term and long-term obligations could be adversely affected.

If our subsidiary, PHC, cannot make scheduled payments on its indebtedness, it will be in default and the lenders under the Credit Facilities could terminate their commitments to loan money or foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation.

Risks Related to Our Common Stock and This Offering

PharMEDium is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries, and our ability to generate cash to fund our operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of PHC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide funds to the extent of our needs, there could be a material adverse effect on our business, financial condition, results of operations or prospects.

For example, the agreements governing the Credit Facilities significantly restrict the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to us. Furthermore, our subsidiaries are permitted under the terms of the Credit Facilities to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

We do not currently expect to declare or pay dividends on our common stock as a public company for the foreseeable future. Payments of dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries (including PHC) to us, and such other factors as our board of directors may deem relevant. In addition, Delaware law imposes requirements that may restrict our ability to pay dividends to holders of our common stock. To the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends.

Our common stock has no prior public market, and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has been no public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We and the selling stockholders will negotiate the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if one does develop, that it will be sustained. In the absence of an active public trading market, you may not be able to sell your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to make strategic investments by using our shares as consideration. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders (including the CD&R Investor), including future sales of our common stock;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Based on shares outstanding as of                     , 2015, upon the completion of this offering, we will have             outstanding shares of common stock. All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144.

The remaining             shares of common stock outstanding as of                     , 2015 will be restricted securities within the meaning of Rule 144 but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into by us, the CD&R Investor, our executive officers and directors, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders.

Upon the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of                     , 2015, there were stock options outstanding to purchase a total of             shares of our common stock. In addition,             shares of our common stock are reserved for future issuances under our equity compensation plans.

In connection with this offering, we, our executive officers and directors, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, will sign lock-up agreements under which, subject to certain exceptions, we and they will agree not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus except with the prior written consent of             . See “Underwriting.” Following the

expiration of this 180-day lock-up period,             shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act. See “Shares Available for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Furthermore, stockholders currently representing substantially all of the outstanding shares of our common stock will have the right to require us to register shares of common stock for resale in some circumstances.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage for our common stock. If there is no research coverage of our common stock, the trading price for our common stock may be negatively impacted. In the event we obtain research coverage for our common stock, if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

The CD&R Investor will have significant influence over us and may not always exercise its influence in a way that benefits our public stockholders.

Following the completion of this offering, the CD&R Investor will own approximately     % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares from the selling stockholders. As a result, the CD&R Investor will exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock.

As long as the CD&R Investor continues to own at least 50% of our outstanding common stock, the CD&R Investor generally will be able to determine the outcome of corporate actions requiring stockholder approval, including the election of the members of our board of directors, the approval of significant corporate transactions, such as mergers and the sale of substantially all of our assets. Even after the CD&R Investor reduces its beneficial ownership below 50% of our outstanding common stock, it will likely still be able to assert significant influence over our board of directors and certain corporate actions. Following the consummation of this offering, the CD&R Investor will have the right to designate for nomination for election at least a majority of our directors as long as the CD&R Investor owns at least 50% of our common stock.

Because the CD&R Investor’s interests may differ from your interests, actions the CD&R Investor takes as our controlling stockholder or as a significant stockholder may not be favorable to you. For example, the concentration of ownership held by the CD&R Investor could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that another stockholder may otherwise view favorably.

Other potential conflicts could arise, for example, over matters such as employee retention or recruiting, or our dividend policy.

Under our amended and restated certificate of incorporation, the CD&R Investor and its affiliates and, in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of the CD&R Investor and its affiliates have no obligation to offer us corporate opportunities.

The policies relating to corporate opportunities and transactions with the CD&R Investor to be set forth in our second amended and restated certificate of incorporation, or amended and restated certificate of incorporation, address potential conflicts of interest between PharMEDium, on the one hand, and the CD&R Investor and its officers, directors, employees, members or partners who are directors or officers of our company, on the other hand. In accordance with those policies, the CD&R Investor may pursue corporate opportunities, including acquisition opportunities that may be complementary to our business, without offering those opportunities to us. By becoming a stockholder in PharMEDium, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve conflicts between us and the CD&R Investor and its affiliates fairly, conflicts may not be so resolved.

Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.

We could be an emerging growth company for up to five years following the date of this prospectus, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the following December 31, or, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our management will not be required to evaluate the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until the end of the fiscal year for which our second annual report is due. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting. When we are no longer an emerging growth company, our internal control over financial reporting will need to be attested to by our independent registered public accounting firm. We do not expect to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal controls, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. In addition, we could become subject to investigations by the NYSE, the U.S. Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have operated as a private company since our inception. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. Following this offering, we will become obligated to file annual and quarterly information and other reports with the SEC, as required by the Securities Exchange Act of 1934, as amended, or the Exchange Act, and applicable SEC rules. We will also become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, which will impose significant compliance obligations upon us and increase our operating costs. Among other things, we will need to institute a comprehensive compliance function related to various regulations, establish additional internal policies and controls, prepare financial statements that are compliant with SEC reporting requirements on a timely basis, draft a proxy statement and hold annual meetings of shareholders, appoint independent directors, comply with additional corporate governance matters and utilize outside counsel and accountants in the above activities. So long as we are an “emerging growth company,” we are permitted to implement many of these requirements over a longer period and up to five years from the date of this offering. We intend to take advantage of these accommodations but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses.

The Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure obligations and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement or comply with such requirements in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and could materially adversely affect our business and cause our stock price to decline.

These changes will also place additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to define and expand the roles and the duties of our board of directors and its committees and institute more comprehensive compliance and investor relations functions.

Once we cease to qualify as an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. If our independent registered public accounting firm is unable to provide us with an unmodified report regarding the effectiveness of our internal control over financial reporting at such time as it is required to do so, investors could lose confidence in the reliability of our consolidated financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and our second amended and restated by-laws, or amended and restated by-laws, include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, prior to the completion of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	limit the ability of stockholders to remove directors if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

•	prohibit stockholders from calling special meetings of stockholders if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders, if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

•	require the approval of holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and By-Laws.”

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of common stock that the CD&R Investor will own following this offering, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

The stock market in general, and market prices for the securities of companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In certain situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a similar lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

We do not intend to pay dividends on our common stock as a public company for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock as a public company for the foreseeable future. We currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreements governing the Credit Facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our common stock.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, the CD&R Investor will control a majority of the voting power of our outstanding common stock. Accordingly, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us, our stockholders, creditors or other constituents by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising under the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $         per share, based on an assumed initial public offering price of $         . This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately     % of the total amount of equity invested in our company but will own only approximately     % of our total common stock immediately following the completion of this offering. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements and cautionary statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, financial position; results of operations; cash flows; prospects; growth strategies or expectations; customer retention; the outcome (by judgment or settlement) and costs of legal, administrative or regulatory proceedings, investigations or inspections, including, without limitation, collective, representative or class action litigation; and the impact of prevailing economic conditions.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Additional factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•	our products are administered by our customers to patients intravenously, and failures or errors in production, labeling or packaging could contribute to patient harm or death, which may subject us to significant liabilities and reputational harm;

•	we are subject to significant demands and uncertainties related to compliance with the extensive regulations that govern the compounding, labeling, distribution and promotion of pharmaceutical products and services;

•	we are under intense regulatory scrutiny from, among others, the FDA, the DEA and state boards of pharmacy and departments of health and the scrutiny of our customers and the GPOs to which many of our customers belong;

•	our business depends on complex information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations;

•	we may fail to implement some or all of our business strategies;

•	our substantial indebtedness may adversely affect our financial health;

•	securities or industry analysts may not publish research or may publish misleading or unfavorable research about our business;

•	the loss of one or more members of our senior management team;

•	the impact of changes in the healthcare industry, including changes due to healthcare reform;

•	our ability to restructure our operations to comply with future changes in government regulation;

•	increases in interest rates increasing the cost of servicing our substantial indebtedness;

•	increased borrowing costs due to lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities;

•	restrictions contained in our Credit Facilities;

•	our ability to refinance all or a portion of our indebtedness or obtain additional financing; and

•	other factors described in this prospectus and from time to time in documents that we file with the SEC.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We intend to use the net proceeds from this offering to repay $         million of the indebtedness outstanding under the Term Loan Facilities and to pay a fee of $         million to CD&R to terminate our consulting agreement with them upon the consummation of this offering and for working capital and other general corporate purposes.

As of June 30, 2015, borrowings under the First Lien Term Loan Facility bear interest at a weighted average rate of 4.25%, and borrowings under the Second Lien Term Loan Facility bear interest at a weighted average rate of 7.75%. The First Lien Term Loan Facility matures on January 28, 2021 and the Second Lien Term Loan Facility matures on January 28, 2022.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by $         assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of                     shares in the number of shares offered by us would increase or decrease the net proceeds to us by $         million, assuming no change in the assumed initial public offering price of $         per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not intend to declare or pay dividends on our common stock as a public company for the foreseeable future. We currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs and general corporate purposes. Our ability to pay dividends to holders of our common stock is significantly limited as a practical matter by the Credit Facilities insofar as we may seek to pay dividends out of funds made available to us by PHC or its subsidiaries, because PHC’s debt instruments directly or indirectly restrict PHC’s ability to pay dividends or make loans to us. Any future determination to pay dividends on our common stock will be subject to the discretion of our board of directors and depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and other factors that our board of directors may deem relevant. See “Description of Certain Indebtedness” for a description of restrictions on our ability to pay dividends under our debt instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of June 30, 2015 on:

•	an actual basis; and

•	an as adjusted basis to give effect to (1) the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the use of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2015
(dollars in thousands, except share and per share amounts)	Actual	As Adjusted(1)
Cash	$21,446	$

Long term debt:
First Lien Term Loan Facility	339,500
Revolving Credit Facility(2)	—		—
Second Lien Term Loan Facility	185,000

Total long-term debt (including current portion)	524,500

Equity:
Common stock $0.01 par value per share; 5,000,000 shares authorized, (i) Actual: 373,158 issued and outstanding and (ii) As Adjusted: issued and outstanding(3)	4
Additional paid-in capital	383,515
Retained earnings	14,500
Accumulated other comprehensive loss	(600)

Total equity	397,419

Total capitalization	$921,919	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, our as adjusted cash and cash equivalents, additional paid-in capital and total equity by $ million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

(2)	As of June 30, 2015, we had available borrowing capacity of $74.7 million under the Revolving Credit Facility and $15.0 million swing line facility and a $0.3 million letter of credit issued under the Revolving Credit Facility.

(3)	The share information as of , 2015 shown in the table above excludes:

•	shares of common stock issuable upon exercise of options outstanding as of , 2015 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our stock incentive plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock exceeds the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of                     , 2015 was $         . Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of                     , 2015.

After giving effect to the sale of shares of our common stock sold by us in this offering at an assumed initial public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of                     , 2015 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value per share of $         to the existing stockholders and an immediate and substantial dilution in net tangible book value per share of $         to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as of , 2015	$
Increase in net tangible book value per share attributable to new investors in this offering	$

Adjusted net tangible book value per share after this offering		$

Dilution of net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of         shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming an initial public offering price of $         per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of                     , 2015, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors

Total		100%		$	100%		$

(1)	Does not give effect to the sale of shares by the selling stockholders in this offering.

The foregoing table does not reflect stock options outstanding under our stock incentive plans or stock options to be granted after this offering. As of                    , 2015, there were             stock options outstanding with an average exercise price of $         per share.

After giving effect to the sale of shares by us and the selling stockholders in this offering, new investors will hold             shares, or     % of the total number of shares of common stock after this offering and existing stockholders will hold     % of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to             , or     % of the total number of shares of common stock after this offering, and the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

To the extent that any of these stock options are exercised there may be further dilution to new investors. See “Executive Compensation” and Note 8 to our audited consolidated financial statements included in this prospectus.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of the date and for the periods indicated. The selected historical consolidated financial data as of December 31, 2014 (Successor) and as of December 31, 2013 (Predecessor) and for the period from January 28, 2014 to December 31, 2014 (Successor) and the period from January 1, 2014 through January 27, 2014 (Predecessor) and for the years ended December 31, 2013 (Predecessor) and 2012 (Predecessor) are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of June 30, 2015 and for the six months ended June 30, 2015 (Successor) and the period from January 1, 2014 to January 27, 2014 (Predecessor) and the period from January 28, 2014 through June 30, 2014 (Successor) are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected for any future period, and the results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the full year or any other period.

This “Selected Historical Consolidated Financial Data” is qualified in its entirety by, and should be read in conjunction with, our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Prospectus Summary—Summary Historical Consolidated Financial Information” included in this prospectus.

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands, except share and per share data)	Six Months Ended June 30, 2015	Period from January 28, through June 30, 2014	Period from January 1, through January 27, 2014	Period from January 28, through December 31, 2014	Period from January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Statement of Operations Data:
Net sales	$209,527	$153,252	$24,681	$349,460	$24,681	$293,102	$206,522
Cost of sales	133,296	99,311	15,388	228,670	15,388	193,613	139,848

Gross margin	76,231	53,941	9,293	120,790	9,293	99,489	66,674
Selling, general and administrative expenses	27,278	22,175	31,438	48,053	31,438	33,201	35,970
Amortization of intangible assets	18,629	16,101	7	34,724	7	106	110

Income (loss) from operations	30,324	15,665	(22,152)	38,013	(22,152)	66,182	30,594
Interest expense	16,741	14,555	395	31,482	395	6,239	2,112
Loss on extinguishment of debt	271	369	1,838	1,045	1,838	482	—

Income (loss) before provision for income taxes	13,312	741	(24,385)	5,486	(24,385)	59,461	28,482
Provision (benefit) for income taxes	3,964	45	(6,556)	334	(6,556)	19,526	8,935

Net income (loss)	9,348	696	(17,829)	5,152	(17,829)	39,935	19,547

Derivative financial instruments	(471)	—	—	(129)	—	—	—

Comprehensive income (loss)	$8,877	$696	$(17,829)	$5,023	$(17,829)	$39,935	$19,547

Weighted average shares outstanding:
Basic	372,767	372,234	762,696	372,336	762,696	731,009	751,781
Diluted	383,392	379,258	762,696	379,462	762,696	782,091	771,824
Earnings per share:
Basic	$25.08	$1.87	$(23.38)	$13.84	$(23.38)	$54.63	$26.00
Diluted	$24.38	$1.84	$(23.38)	$13.58	$(23.38)	$51.06	$25.33

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands, except share and per share data)	Six Months Ended June 30, 2015	Period from January 28, through June 30, 2014	Period from January 1, through January 27, 2014	Period from January 28, through December 31, 2014	Period from January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance Sheet Data (at end of period):
Cash	$21,446			$19,968		$22,588
Total assets	1,100,629			1,090,033		104,725
Long-term debt, including current maturities	509,880			514,535		96,496
Total stockholders’ equity (deficit)	397,419			385,703		(28,014)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$16,018	$6,451	$(2,504)	$32,360	$(2,504)	$43,084	$18,757
Investing activities	(5,399)	(847,686)	(1,006)	(850,065)	(1,006)	(6,325)	(3,244)
Financing activities	(9,141)	853,185	12,748	837,673	12,748	(19,732)	(23,676)
Capital expenditures	5,399	2,909	1,006	5,288	1,006	6,325	3,244
Other Financial Data:
Adjusted EBITDA(1)	$54,935	$40,946	$7,152	$89,459	$7,152	$71,163	$40,103

(1)	For the definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA for the above periods, see “Prospectus Summary—Summary Historical Consolidated Financial Data.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus, “Prospectus Summary—Summary Historical Consolidated Financial Data” and “Selected Historical Consolidated Financial Data.” The following discussion may contain forward looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Forward Looking Statements.”

Company Overview

We are the leading national provider of CSPs to acute care hospitals in the United States. Our reputation and long-standing track record supporting hospital pharmacies, national scale, product breadth and proven ability to consistently deliver high-quality CSPs help define our leading market position. Our outsourced sterile compounding services are used by hospitals primarily to meet specific hospital and physician clinical needs for intravenous drug therapies that are not otherwise commercially available. Using only FDA-approved and allowed drugs and diluents and FDA-cleared containers, we create CSPs in ready-to-use, or RTU, presentation with enhanced safety, labeling, stability, sterility and extended dating that often exceeds what hospital pharmacies can produce on their own.

Over the past 12 years, we have built a trusted brand with our commitment to safety and consistent quality. We have also built substantial scale including a national infrastructure that, among other things, allows us to service national contracts for multi-hospital systems. Further, we operate redundant facilities, each of which has excess capacity to enable us to shift demand between facilities to the extent necessary to optimize reliable and timely delivery of CSPs to our customers. We believe that our more than 3,000 acute care hospital customers outsource certain of their CSP needs to us for a variety of reasons, including:

•	process and quality controls;

•	reliable and consistent supply;

•	enhanced standardization;

•	extended expiration dating to reduce drug waste;

•	superior labeling;

•	reduction of medical errors;

•	customized formulations, dosaging and packaging;

•	work flow benefits;

•	increased clinician productivity; and

•	improved operational efficiency.

Merger

On December 17, 2013, PHC entered into a Merger Agreement with us and CDRF Merger Sub, Inc. On January 28, 2014, pursuant to the Merger Agreement, CDRF Merger Sub, Inc. merged with and into PHC, with PHC as the surviving entity and an indirect wholly-owned subsidiary of PharMEDium Healthcare Holdings, Inc. The Merger was funded primarily through debt proceeds combined with an equity contribution from the CD&R Investor.

At the time the Merger was effective, all outstanding shares of PHC’s common stock were converted into the right to receive cash or were exchanged for our common stock. In addition, vesting of PHC stock options and PHC restricted stock was accelerated upon closing of the Merger.

As a result of the Merger, we applied business combination accounting treatment whereby the purchase price was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the respective asset or liability. The allocation of the purchase consideration was based on management’s judgment after evaluating several factors, including a valuation assessment performed by an independent third-party appraiser. The appraisal measurements included a combination of income, market and replacement cost valuation techniques and represents management’s best estimate of fair value at January 28, 2014, the closing date of the Merger.

Key Factors and Measures We Use to Evaluate our Business

The key factors and measures we use to evaluate our business focus on Net Sales and Adjusted EBITDA.

Net Sales. Net sales is a significant factor in variable compensation. It includes product sales and certain freight charges for expedited shipments invoiced to customers, net of any estimated discounts, returns or customer rebates and GPO administration fees. We record estimated reduction of revenue for discounts, rebates and sales incentives to customers, and returns and other adjustments in the period the related sales are recorded.

Adjusted EBITDA. Adjusted EBITDA is a significant factor in variable compensation for management and in the covenants of the Credit Facilities. We analyze Adjusted EBITDA for the change period to period and as a percentage of net sales.

Non-GAAP Measures

Adjusted EBITDA Calculation

We define Adjusted EBITDA as net income (loss) before equity-based compensation expense, merger expenses, depreciation and amortization expenses, non-recurring charges, related party management fees, interest expense, loss on extinguishment of debt, non-cash charges and non-cash losses, expenses related to any equity offering and income tax expense (benefit). Adjusted EBITDA measures are commonly used by management and investors as performance measures. Adjusted EBITDA is not considered a measure of financial performance under GAAP and the items excluded therefrom are significant components in understanding and assessing our financial performance. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as an alternative to such GAAP measures as net income (loss), cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Some of these limitations are:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt;

•	Adjusted EBITDA does not reflect income tax expense (benefit) or the cash requirements to pay taxes;

•	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Because Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA using data derived from our consolidated financial statements for the periods indicated:

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands)	Six Months Ended June 30, 2015	Period from January 28, through June 30, 2014	Period from January 1, through January 27, 2014	Period from January 28, through December 31, 2014	Period from January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income (loss)	$9,348	$696	$(17,829)	$5,152	$(17,829)	$39,935	$19,547
Stock–based compensation expense(a)	1,892	1,135	15,397	2,972	15,397	677	80
Merger expenses(b)	—	4,428	13,625	4,428	13,625	611	—
Depreciation and amortization expense	21,918	18,311	282	39,727	282	4,234	4,491
Non–recurring charges(c)	—	732	—	2,829	—	(541)	4,938
Related party management fees(d)	801	675	—	1,490	—	—	—
Interest expense	16,741	14,555	395	31,482	395	6,239	2,112
Loss on extinguishment of debt(e)	271	369	1,838	1,045	1,838	482	—
Income tax expense (benefit)	3,964	45	(6,556)	334	(6,556)	19,526	8,935

Adjusted EBITDA	$54,935	$40,946	$7,152	$89,459	$7,152	$71,163	$40,103

(a)	Represents the non-cash equity-based compensation expense related to equity-based awards under the Predecessor and Successor equity incentive plans.

(b)	Represents investment banking, legal, accounting and other advisory service transaction expenses incurred in connection with the Merger and compensation-related expenses directly attributable to the Merger.

(c)	Includes $0.7 million in the period January 28, 2014 through June 30, 2014, representing the impact of purchase accounting from the Merger, and an additional $2.1 million in the period July 1, 2014 through December 31, 2014, which includes one-time losses associated with asset write-offs outside the ordinary course of business.

(d)	Represents the management fee paid to CD&R. In connection with this offering, we expect to enter into a termination agreement with CD&R, pursuant to which the parties will agree to terminate this management fee. See “Certain Relationships and Related Party Transactions—Consulting Agreement.”

(e)	Represents the write-off of debt issuance costs and debt discount associated with the unscheduled debt repayments in each of the periods presented.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are our most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following discussion is not intended to represent a comprehensive list of our accounting policies. For a detailed discussion of the application of these and other accounting policies, see Note 2 of our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We recognize revenue when products are delivered to the customer under the terms of the arrangement. We also record provisions for estimated customer returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience, however, it is reasonably likely that actual experience will vary from the estimates we have made. For additional information, see Note 2 to our consolidated financial statements included elsewhere herein.

Equity-Based Compensation

The total equity-based compensation expense for an award is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option-pricing model. The expense is recognized over the requisite service period, which generally is the vesting period of the award. Generally we issue stock options with both performance-based and service-based vesting conditions and record the expense for these awards using the straight-line method. For additional information, see Note 8 to our consolidated financial statements included elsewhere herein.

Assumptions Underlying Option Pricing

The assumptions used in the Black-Scholes option-pricing model have been determined as follows:

•	Expected Volatility. Since we do not have a trading history for our common stock, the expected volatility was determined based on an analysis of reported data for a peer group of companies. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group. We expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. Because we have limited historic exercise behavior, we determined the expected term assumption using the “simplified” method, which is an average of the contractual term of the option and its ordinary vesting period.

•	Risk-Free Interest Rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected life of the options.

•	Dividend Yield. We have not regularly paid, and do not anticipate paying or declaring, regular cash dividends on our common stock. Therefore, the expected dividend yield is assumed to be zero.

The fair value of each employee stock option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended June 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Expected volatility	40.00%	40.00%	34.39%
Expected term (in years)	6.25	6.25 – 6.5	4.52 – 5.25
Risk-free interest rate	1.78%	1.73 – 2.10%	0.71 – 1.37%
Expected dividend yield	0.00%	0.00%	0.00%

The Black-Scholes model requires various highly judgmental assumptions, including expected volatility and option term. If any of the assumptions used in the Black-Scholes model changes significantly, equity-based compensation expense may differ materially in the future from that recorded in the current period.

In addition, we estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. To the extent our actual forfeiture rate is different from our estimate, equity-based compensation expense is adjusted accordingly.

Determination of Fair Value of Common Stock

We are a privately held company with no active public market of our common stock. Therefore, our board of directors has estimated the fair value of our common stock at various dates, with input from management, considering quarterly valuations of our common stock performed by an unrelated third-party specialist and our board’s assessment of objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. Those factors have included:

•	the prices for our common stock sold to outside investors, including in the Merger;

•	the lack of marketability of our common stock;

•	the nature and history of our business;

•	our historical, current and expected future operating and financial performance;

•	industry information such as market size, growth and the impact of regulatory changes;

•	macroeconomic conditions; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of us, given prevailing market conditions.

Since the Merger, we have performed quarterly equity valuations to assist the board in determining a reasonable estimate of the then-current fair value of our common stock for purposes of determining the fair value of our stock options on the grant date. In determining the estimated fair value of our common stock, we have applied methodologies, approaches and assumptions consistent with the Accounting and Valuation Guide of the American Institute of Certified Public Accountants entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” In these equity valuations, the estimated fair value of our common stock has been determined by weighting equally three valuation approaches: (a) an income approach using a discounted cash flow analysis; (b) a market approach using a comparable company analysis; and (c) a market approach using a transaction (mergers and acquisitions) analysis. In each equity valuation, a marketability discount of 15.0% has been applied, using the protective put method as a quantitative model to determine the appropriate discount.

From June 30, 2014 to the date immediately preceding the date of this prospectus, we granted options to purchase our common stock as follows:

Grant Date	Options Granted	Exercise Price	Fair Value of Share	Fair Value of Option
July 2, 2014	650	$1,036.97	$1,036.97	$484.77
December 16, 2014	1,475	$1,382.70	$1,382.70	$575.68
March 15, 2015	875	$1,447.35	$1,771.25	$851.07
March 15, 2015	2,200	$2,894.70	$1,771.25	$479.49

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be recognized. The respective tax authorities, in the normal course, audit previous tax filings.

Goodwill and Intangible Assets

As a result of the Merger, we applied business combination accounting treatment, whereby the purchase price was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. This has resulted in a significant amount of goodwill, which represents the excess of purchase price over the fair value of net assets acquired. Goodwill is not amortized, but is evaluated for impairment annually on October 1, or more frequently if changes in circumstances, such as an adverse change to our business environment, cause us to believe that more likely than not its fair value is below its carrying value.

As part of our impairment analysis, we estimate the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. The determination of the fair value requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rate; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either our fair value or the amount of the goodwill impairment charge, or both.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which we “passed” (fair value exceeds the carrying amount) or “failed” (the carrying amount exceeds fair value) the first step of the goodwill impairment test. On October 1, 2014, our fair value exceeded the carrying amount by greater than 28.0%.

Generally, changes in estimates of expected future cash flows would have a similar effect on our estimated fair value. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, our fair value. Of the other key assumptions that impact the estimated fair value, the greatest sensitivity to changes is the estimated discount rate. We believe that our estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Recent Accounting Pronouncements

We have disclosed along with the audited consolidated financial statements, the following four recent accounting pronouncements and our positions. The four FASB pronouncements are: (i) Subtopic 835-30, “Interest—Imputation of Interest,” (ii) ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, “Revenue Recognition,” (iii) ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” and (iv) ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” See Note 2 of our audited consolidated financial statements and Note 3 of our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for additional information of these newly issued accounting statements and positions applicable to us.

JOBS Act

The JOBS Act contains provisions that, among other things, reduce reporting requirements for an “emerging growth company.” As an emerging growth company, we have elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Results of Operations

Basis of Presentation

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements and amounts expressed as a percentage of net sales. This information has been derived from the unaudited condensed consolidated statements of operations for the Successor six months ended June 30, 2015 and the Successor period from January 28, 2014 through June 30, 2014, the audited consolidated statements of operations for the Successor period January 28, 2014 through December 31, 2014, and the audited consolidated statement of operations for the Predecessor period January 1, 2014 through January 27, 2014, the year ended December 31, 2013 and the year ended December 31, 2012. As discussed in Note 1 to our audited consolidated financial statements, the Merger became effective on January 28, 2014, as a result of which the consolidated financial statements for the periods after the Merger are presented on a different cost basis than that for the periods before the Merger and, therefore, are not comparable. We present results of operations for the six months ended June 30, 2014 and the years ended December 31 2014 and 2013 on a pro forma basis in order to compare year over year changes. Such pro forma results of operations are discussed below as supplemental information. The unaudited pro forma combined consolidated statements of operations reflect our consolidated results of operations as if the Merger had occurred on January 1, 2013. The historical financial information has been adjusted to give effect to events that are (i) directly attributed to the Merger, (ii) factually supportable and (iii) with respect to the consolidated statement of operations, expected to have a continuing impact on the combined results of operations. Such items include interest expense related to debt issued in connection with the Merger as well as additional amortization expense associated with the valuation of intangible assets. Such unaudited pro forma results of operations should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on January 1, 2013, nor of the results that may be obtained in the future. See Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Consolidated Results of Operations and as a Percentage of Net Sales

			As Reported
	Six Months Ended June 30, 2015		Period from January 28, 2014 through June 30, 2014		Period from January 1, 2014 through January 27, 2014		Pro Forma Adjustments		Pro Forma Six Months Ended June 30, 2014
(dollars in thousands)	(Successor)		(Successor)		(Predecessor)
Net sales	$209,527	100.0%	$153,252	100.0%	$24,681	100.0%	$—		$177,933	100.0%
Cost of sales	133,296	63.6%	99,311	64.8%	15,388	62.3%	—		114,699	64.5%

Gross margin	76,231	36.4%	53,941	35.2%	9,293	37.7%	—		63,234	35.5%
Selling, general and administrative expenses	27,278	13.0%	22,175	14.5%	31,438	127.4%	(33,252	)(a,b,c)	20,361	11.4%
Amortization of intangible assets	18,629	8.9%	16,101	10.5%	7	0.0%	2,521	(d)	18,629	10.5%

Income (loss) from operations	30,324	14.5%	15,665	10.2%	(22,152)	(89.8%)	30,731		24,244	13.6%
Other expense:
Interest expense	16,741	8.0%	14,555	9.5%	395	1.6%	2,497	(e)	17,447	9.8%
Loss on extinguishment of debt	271	0.1%	369	0.2%	1,838	7.4%	(1,838	)(f)	369	0.2%

Income (loss) before provision for income taxes	13,312	6.4%	741	0.5%	(24,385)	(98.8%)	30,072		6,428	3.6%
Provision (benefit) for income taxes	3,964	1.9%	45	0.0%	(6,556)	(26.6%)	6,904	(g)	393	0.2%

Net income (loss)	$9,348	4.5%	$696	0.5%	$(17,829)	(72.2%)	$23,168		$6,035	3.4%

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA using data derived from our consolidated financial statements and as a percentage of net sales for the periods indicated:

			As Reported
	Six Months Ended June 30, 2015		Period from January 28, 2014 through June 30, 2014		Period from January 1, 2014 through January 27, 2014		Pro Forma Adjustments		Pro Forma Six Months Ended June 30, 2014
(dollars in thousands)	(Successor)		(Successor)		(Predecessor)
Net income (loss)	$9,348	4.5%	$696	0.5%	$(17,829)	(72.2%)	$23,168		$6,035	3.4%
Stock-based compensation expense	1,892	0.9%	1,135	0.7%	15,397	62.4%	(15,324)	(a)	1,208	0.7%
Merger expenses	—	0.0%	4,428	2.9%	13,625	55.2%	(18,053)	(b)	—	0.0%
Depreciation and amortization expense	21,918	10.5%	18,311	11.9%	282	1.1%	2,521	(d)	21,114	11.9%
Non-recurring charges	—	0.0%	732	0.5%	—	0.0%	—		732	0.4%
Related party management fees	801	0.4%	675	0.4%	—	0.0%	125	(c)	800	0.4%
Interest expense	16,741	8.0%	14,555	9.5%	395	1.6%	2,497	(e)	17,447	9.8%
Loss on extinguishment of debt	271	0.1%	369	0.2%	1,838	7.4%	(1,838)	(f)	369	0.2%
Provision (benefit) for income taxes	3,964	1.9%	45	0.0%	(6,556)	(26.6%)	6,904	(g)	393	0.2%

Adjusted EBITDA	$54,935	26.2%	$40,946	26.7%	$7,152	29.0%	$—		$48,098	27.0%

The pro forma adjustments to calculate the net income (loss) for the six month period ended June 30, 2014 and the subsequent elimination through the calculation of Adjusted EBITDA are set forth below:

(a)	To eliminate stock-based compensation related to the acceleration of stock options and restricted stock in connection with the Merger.

(b)	To eliminate $12.2 million of investment banking, legal, accounting and other advisory service transaction expenses incurred in connection with the Merger and $5.8 million of compensation-related expenses directly attributable to the Merger.

(c)	To record additional management fee expenses due to CD&R.

(d)	To record additional amortization due to the increased value of intangible assets.

(e)	To record additional interest expense associated with the issuance of the Credit Facilities in connection with the Merger. In connection with entering into the Credit Facilities, we increased our total outstanding debt by $441.2 million.

(f)	To eliminate the loss on early extinguishment of debt including unamortized debt issuance costs associated with our then-existing credit facility that was terminated in connection with the Merger.

(g)	To record the net tax adjustment for items (a) through (f), calculated using our effective tax rate.

Six Months Ended June 30, 2015, the Period January 28, 2014 through June 30, 2014, and the Period January 1, 2014 through January 27, 2014.

Net sales. Net sales were $209.5 million for the six months ended June 30, 2015. Net sales were $153.3 million for the period January 28, 2014 through June 30, 2014 and $24.7 million for the period January 1, 2014 through January 27, 2014.

Gross margin. Gross margin was $76.2 million, or 36.4% of net sales, for the six months ended June 30, 2015. Gross margin was $53.9 million, or 35.2% of net sales, for the period January 28, 2014 through June 30, 2014 and $9.3 million, or 37.7% of net sales, for the period January 1, 2014 through January 27, 2014.

Selling, general and administrative expenses. Selling, general and administrative expenses were $27.3 million, or 13.0% of net sales, for the six months ended June 30, 2015. Selling, general and administrative expenses were $22.2 million, or 14.5% of net sales, for the period January 28, 2014 through June 30, 2014, which included $4.4 million of transaction-related expenses for legal, accounting and other advisory services expenses incurred in connection with the Merger. Selling, general and administrative expenses were $31.4 million, or 127.4% of net sales, for the period January 1, 2014 through January 27, 2014, which included $28.9 million of expenses incurred in connection with the Merger, consisting of $15.3 million attributable to stock-based compensation, $5.8 million of additional compensation-related expenses, and $7.8 million of transaction-related expenses for investment banking, legal, accounting and other advisory services.

Amortization of intangible assets. Amortization of intangible assets was $18.6 million, or 8.9% of net sales, for the six months ended June 30, 2015. Amortization of intangible assets was $16.1 million, or 10.5% of net sales, for the period January 28, 2014 through June 30, 2014 and was $0.0 million for the period January 1, 2014 through January 27, 2014. We began to amortize $436.7 million of additional intangible assets recorded as a result of the allocation of purchase consideration in connection with the Merger beginning with the period starting January 28, 2014.

Interest expense. Interest expense was $16.7 million, or 8.0% of net sales, for the six months ended June 30, 2015. Interest expense was $14.6 million, or 9.5% of net sales, for the period January 28, 2014 through June 30, 2014 and $0.4 million, or 1.6% of net sales, for the period January 1, 2014 through January 27, 2014. We incurred significant interest expense for the six months ended June 30, 2015 and the period January 28, 2014 through June 30, 2014 as a result of the Credit Facilities entered into in connection with the Merger, which increased outstanding term loan balances from $95.3 million as of January 27, 2014 to $536.5 million beginning the period starting January 28, 2014.

Provision (benefit) for income taxes. Income tax expense was $4.0 million, an effective tax rate, or ETR, of 29.8%, for the six months ended June 30, 2015. Income tax expense was $0.0 million for the period January 28, 2014 through June 30, 2014. Income tax benefit was $6.6 million for the period January 1, 2014 through January 27, 2014 and this benefit resulted from the realization of net operating losses in connection with the Merger.

Net income (loss). Net income was $9.3 million, or 4.5% of net sales, for the six months ended June 30, 2015. Net income was $0.7 million, or 0.5% of net sales, for the period January 28, 2014 through June 30, 2014. Net loss was $17.8 million for the period January 1, 2014 through January 27, 2014 resulted from the Merger expenses included within selling, general and administrative expenses.

Annual Consolidated Results of Operations and as a Percentage of Net Sales

	As Reported
	Period from January 28, 2014 through December 31, 2014		Period from January 1, 2014 through January 27, 2014		Pro Forma Adjustments		Pro Forma 2014
(dollars in thousands)	(Successor)		(Predecessor)
Net sales	$349,460	100.0%	$24,681	100.0%	$—		$374,141	100.0%
Cost of sales	228,670	65.4%	15,388	62.3%	—		244,058	65.2%

Gross margin	120,790	34.6%	9,293	37.7%	—		130,083	34.8%
Selling, general and administrative expenses	48,053	13.8%	31,438	127.4%	(33,252)	(a,b,c)	46,239	12.4%
Amortization of intangible assets	34,724	9.9%	7	0.0%	2,521	(d)	37,252	10.0%

Income (loss) from operations	38,013	10.9%	(22,152)	(89.8%)	30,731		46,592	12.5%
Other expense:
Interest expense	31,482	9.0%	395	1.6%	2,497	(e)	34,374	9.2%
Loss (gain) on extinguishment of debt	1,045	0.3%	1,838	7.4%	(1,838)	(f)	1,045	0.3%

Income (loss) before provision for income taxes	5,486	1.6%	(24,385)	(98.8%)	30,072		11,173	3.0%
Provision (benefit) for income taxes	334	0.1%	(6,556)	(26.6%)	6,904	(g)	682	0.2%

Net income (loss)	$5,152	1.5%	$(17,829)	(72.2%)	$23,168		$10,491	2.8%

	As Reported
	Year Ended December 31, 2013		Pro Forma Adjustments		Pro Forma 2013		Year Ended December 31, 2012
(dollars in thousands)	(Predecessor)						(Predecessor)
Net sales	$293,102	100.0%	$—		$293,102	100.0%	$206,522	100.0%
Cost of sales	193,613	66.1%	—		193,613	66.1%	139,848	67.7%

Gross margin	99,489	33.9%	—		99,489	33.9%	66,674	32.3%
Selling, general and administrative expenses	33,201	11.3%	1,004	(b,c)	34,205	11.7%	35,970	17.4%
Amortization of intangible assets	106	0.0%	37,146	(d)	37,252	12.7%	110	0.1%

Income (loss) from operations	66,182	22.6%	(38,150)		28,032	9.6%	30,594	14.8%
Other expense:
Interest expense	6,239	2.1%	28,220	(e)	34,459	11.8%	2,112	1.0%
Loss (gain) on extinguishment of debt	482	0.2%	(482)	(f)	—	0.0%	—	0.0%

Income (loss) before provision for income taxes	59,461	20.3%	(65,888)		(6,427)	(2.2%)	28,482	13.8%
Provision (benefit) for income taxes	19,526	6.7%	(19,918)	(g)	(392)	(0.1%)	8,935	4.3%

Net income (loss)	$39,935	13.6%	$(45,970)		$(6,035)	(2.1%)	$19,547	9.5%

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA using data derived from our consolidated financial statements and as a percentage of net sales for the periods indicated:

	As Reported
	Period from January 28, 2014 through December 31, 2014		Period from January 1, 2014 through January 27, 2014		Pro Forma Adjustments			Pro Forma 2014
(dollars in thousands)	(Successor)		(Predecessor)
Net income (loss)	$5,152	1.5%	$(17,829)	(72.2%)	$23,168			$10,491	2.8%
Stock-based compensation expense	2,972	0.9%	15,397	62.4%	(15,324)	(a	)	3,045	0.8%
Merger expenses	4,428	1.3%	13,625	55.2%	(18,053)	(b	)	—	0.0%
Depreciation and amortization expense	39,727	11.4%	282	1.1%	2,521	(d	)	42,530	11.4%
Non-recurring charges	2,829	0.8%	—	0.0%	—			2,829	0.8%
Related party management fees	1,490	0.4%	—	0.0%	125	(c	)	1,615	0.4%
Interest expense	31,482	9.0%	395	1.6%	2,497	(e	)	34,374	9.2%
Loss on extinguishment of debt	1,045	0.3%	1,838	7.4%	(1,838)	(f	)	1,045	0.3%
Provision (benefit) for income taxes	334	0.1%	(6,556)	(26.6%)	6,904	(g	)	682	0.2%

Adjusted EBITDA	$89,459	25.6%	$7,152	29.0%	$—			$96,611	25.8%

	As Reported
	Year Ended December 31, 2013		Pro Forma Adjustments			Pro Forma 2013		Year Ended December 31, 2012
(dollars in thousands)	(Predecessor)							(Predecessor)
Net income (loss)	$39,935	13.6%	$(45,970)			$(6,035)	(2.1%)	$19,547	9.5%
Stock-based compensation expense	677	0.2%	—			677	0.2%	80	0.0%
Merger expenses	611	0.2%	(611)	(b	)	—	0.0%	—	0.0%
Depreciation and amortization expense	4,234	1.4%	37,146	(d	)	41,380	14.1%	4,491	2.2%
Non-recurring (income) charges	(541)	(0.2%)	—			(541)	(0.2%)	4,938	2.4%
Related party management fees	—	0.0%	1,615	(c	)	1,615	0.6%	—	0.0%
Interest expense	6,239	2.1%	28,220	(e	)	34,459	11.8%	2,112	1.0%
Loss on extinguishment of debt	482	0.2%	(482)	(f	)	—	0.0%	—	0.0%
Provision (benefit) for income taxes	19,526	6.7%	(19,918)	(g	)	(392)	(0.1%)	8,935	4.3%

Adjusted EBITDA	$71,163	24.3%	$—			$71,163	24.3%	$40,103	19.4%

The pro forma adjustments to calculate the net income (loss) for the 2014 and 2013 periods and the subsequent elimination through the calculation of Adjusted EBITDA are set forth below:

(a)	To eliminate stock-based compensation related to the acceleration of stock options in connection with the Merger.

(b)	To eliminate $12.2 million in 2014 and $0.6 million in 2013 of investment banking, legal, accounting and other advisory service transaction expenses incurred in connection with the Merger and $5.8 million in 2014 of compensation-related expenses directly attributable to the Merger.

(c)	To record additional management fee expenses due to CD&R.

(d)	To record additional amortization due to the increased value of intangible assets.

(e)	To record additional interest expense associated with the issuance of the Credit Facilities in connection with the Merger. In connection with entering into the Credit Facilities, we increased our total outstanding debt by $441.2 million.

(f)	To eliminate the loss on early extinguishment of debt including unamortized debt issuance costs associated with PHC’s then-existing credit facility that was terminated in connection with the Merger in 2014 and unamortized debt issuance costs associated with a debt refinancing in 2013.

(g)	To record the net tax adjustment for items (a) through (f), calculated using our ETR.

The Period January 28, 2014 through December 31, 2014, the Period January 1, 2014 through January 27, 2014 and the Year ended December 31, 2013

Net sales. Net sales were $349.5 million for the period January 28, 2014 through December 31, 2014 and $24.7 million for the period January 1, 2014 through January 27, 2014. Net sales were $293.1 million for the year ended December 31, 2013.

Gross margin. Gross margin was $120.8 million, or 34.6% of net sales, for the period January 28, 2014 through December 31, 2014 and $9.3 million, or 37.7% of net sales, for the period January 1, 2014 through January 27, 2014. Gross margin was $99.5 million, or 33.9% of net sales, for the year ended December 31, 2013.

Selling, general and administrative expenses. Selling, general and administrative expenses were $48.1 million for the period January 28, 2014 through December 31, 2014 and $31.4 million for the period January 1, 2014 through January 27, 2014. Selling, general and administrative expenses were $33.2 million for the year ended December 31, 2013. Included in the period January 28, 2014 through December 31, 2014 were $4.4 million of expenses incurred in connection with the Merger attributable to legal, accounting and other advisory services. Included in the period January 1, 2014 through January 27, 2014 were $28.9 million of expenses incurred in connection with the Merger, consisting of $15.3 million attributable to stock-based compensation, $7.8 million of transaction-related expenses for investment banking, legal, accounting and other advisory services and $5.8 million of additional compensation-related expenses. Excluding these items, selling, general and administrative expenses increased as a percentage of net sales as a result of investments in marketing and research and development.

Amortization of intangible assets. Amortization of intangible assets was $34.7 million for the period January 28, 2014 through December 31, 2014. Amortization of intangible assets was $0.0 million for the period January 1, 2014 through January 27, 2014. Amortization of intangible assets was $0.1 million for the year ended December 31, 2013. We began to amortize $436.7 million of additional intangible assets recorded as a result of the allocation of purchase consideration in connection with the Merger beginning with the period starting January 28, 2014.

Interest expense. Interest expense was $31.5 million, or 9.0% of net sales, for the period January 28, 2014 through December 31, 2014 and $0.4 million, or 1.6% of net sales, for the period January 1, 2014 through January 27, 2014. Interest expense was $6.2 million, or 2.1% of net sales, for the year ended December 31, 2013. We incurred significant interest expense for the period January 28, 2014 through December 31, 2014 as a result of the Credit Facilities entered into in connection with the Merger, which increased outstanding term loan balances to $536.5 million, beginning with the period starting January 28, 2014, compared to outstanding term loan balances of $95.3 million or less in prior periods presented.

Provision (benefit) for income taxes. Income tax expense was $0.3 million, an ETR of 6.1%, for the period January 28, 2014 through December 31, 2014 and income tax benefit was $6.6 million for the period January 1, 2014 through January 27, 2014. Income tax expense was $19.5 million, an ETR of 32.8%, for the year ended December 31, 2013. We received a tax benefit from the realization of net operating losses in connection with the Merger.

Net income (loss). Net income was $5.2 million, or 1.5% of net sales, for the period January 28, 2014 through December 31, 2014. Net loss was $17.8 million for the period January 1, 2014 through January 27, 2014 and primarily related to expenses incurred in connection with the Merger. Net income was $39.9 million, or 13.6% of net sales, for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended December 31, 2013		Year Ended December 31, 2012		$ Change	% Change
(dollars in thousands)	(Predecessor)		(Predecessor)
Net sales	$293,102	100.0%	$206,522	100.0%	$86,580	41.9%
Cost of sales	193,613	66.1%	139,848	67.7%	53,765	38.4%

Gross margin	99,489	33.9%	66,674	32.3%	32,815	49.2%
Selling, general and administrative expenses	33,201	11.3%	35,970	17.4%	(2,769)	(7.7%)
Amortization of intangible assets	106	0.0%	110	0.1%	4	(3.6%)

Income from operations	66,182	22.6%	30,594	14.8%	35,588	116.3%
Other expense:
Interest expense	6,239	2.1%	2,112	1.0%	4,127	195.4%
Loss on extinguishment of debt	482	0.2%	—	0.0%	482	NM

Income before provision for income taxes	59,461	20.3%	28,482	13.8%	30,979	108.8%
Provision for income taxes	19,526	6.7%	8,935	4.3%	10,591	118.5%

Net income	$39,935	13.6%	$19,547	9.5%	$20,388	104.3%

The following table sets forth a reconciliation of net income to Adjusted EBITDA using data derived from our consolidated financial statements and as a percentage of net sales for the periods indicated:

	Year Ended December 31, 2013		Year Ended December 31, 2012		$ Change	% Change
(dollars in thousands)	(Predecessor)		(Predecessor)
Net income	$39,935	13.6%	$19,547	9.5%	$20,388	104.3%
Stock-based compensation expense	677	0.2%	80	0.0%	597	746.3%
Merger expenses	611	0.2%	—	—%	611	NM
Depreciation and amortization expense	4,234	1.4%	4,491	2.2%	(257)	(5.7%)
Non-recurring (income) charges	(541)	(0.2%)	4,938	2.4%	(5,479)	(111.0%)
Related party management fees	—	—%	—	—%	—	NM
Interest expense	6,239	2.1%	2,112	1.0%	4,127	195.4%
Loss on extinguishment of debt	482	0.2%	—	0.0%	482	NM
Provision for income taxes	19,526	6.7%	8,935	4.3%	10,591	118.5%

Adjusted EBITDA	$71,163	24.3%	$40,103	19.4%	$31,060	77.5%

Net sales. Net sales were $293.1 million for the year ended December 31, 2013, an increase of $86.6 million or 41.9% compared to the year ended December 31, 2012. Of this 41.9% growth, 20.6% was attributable to unit volume growth, 11.6% was attributable to a favorable change in sales mix and 9.7% was attributable to price increases. Unit volume growth was approximately evenly split between (i) further penetration of existing customers within and across CSP categories, and (ii) the addition of new customers resulting from additional hospitals deciding to outsource a portion of their CSP needs and market share gains from other outsourced providers of CSPs. Price increases were driven by pharmaceutical manufacturer price increases that were partially passed through to our customers as well as annual Consumer Price Index (medical), or CPI-M, price increases included in our customer contracts.

Gross margin. Gross margin was $99.5 million, or 33.9% of net sales, for the year ended December 31, 2013, compared to $66.7 million, or 32.3% of net sales, for the year ended December 31, 2012, an increase of $32.8 million, or 49.2%. The increase in gross margin was primarily driven by the strong net sales growth in relatively higher margin categories as well as efficiencies in the sourcing of drugs and materials and the leveraging of fixed costs from volume growth.

Selling, general and administrative expenses. Selling, general and administrative expenses were $33.2 million, or 11.3% of net sales, for the year ended December 31, 2013, compared to $36.0 million, or 17.4% of net sales, for the year ended December 31, 2012, a decrease of $2.8 million or 7.7%, mainly attributable to a bonus paid to senior management in 2012 in connection with a dividend recapitalization finalized on December 21, 2012. This was partially offset by increased expenses in 2013 associated with additional salary and headcount to support growth, stock compensation expense related to 2013 stock option grants, and incremental selling expense.

Interest expense. Interest expense was $6.2 million, or 2.1% of net sales, for the year ended December 31, 2013, compared to $2.1 million, or 1.0% of net sales, for the year ended December 31, 2012. The increase of $4.1 million of interest expense was primarily associated with the entering into new credit facilities to fund a dividend declared and paid to stockholders in December 2012, which increased our total outstanding debt by $74.0 million, to $115.0 million.

Provision for income taxes. Income tax expense was $19.5 million, an ETR of 32.8%, for the year ended December 31, 2013, compared to $8.9 million, an ETR of 31.4%, for the year ended December 31, 2012. The increase of $10.6 million was primarily due to the increase in income before provision for income taxes.

Net income. Net income was $39.9 million or 13.6% of net sales, for the year ended December 31, 2013, compared to $19.5 million, or 9.5% of net sales, for the year ended December 31, 2012, an increase of $20.4 million, or 104.3%. The increase in net income was as a result of strong sales growth and improved gross margin, partially offset by higher interest expense and income tax expense.

Supplemental Analysis—Six Months Ended June 30, 2015 Compared to the Pro Forma Six Months Ended June 30, 2014

	Six Months Ended June 30, 2015		Pro Forma Six Months Ended June 30, 2014		$ Change	% Change
(dollars in thousands)	(Successor)
Net sales	$209,527	100.0%	$177,933	100.0%	$31,594	17.8%
Cost of sales	133,296	63.6%	114,699	64.5%	18,597	16.2%

Gross margin	76,231	36.4%	63,234	35.5%	12,997	20.6%
Selling, general and administrative expenses	27,278	13.0%	20,361	11.4%	6,917	34.0%
Amortization of intangible assets	18,629	8.9%	18,629	10.5%	—	0.0%

Income from operations	30,324	14.5%	24,244	13.6%	6,080	25.1%
Other expense:
Interest expense	16,741	8.0%	17,447	9.8%	(706)	(4.0%)
Loss on extinguishment of debt	271	0.1%	369	0.2%	(98)	NM

Income before provision for income taxes	13,312	6.4%	6,428	3.6%	6,884	107.1%
Provision for income taxes	3,964	1.9%	393	0.2%	3,571	908.7%

Net income	$9,348	4.5%	$6,035	3.4%	$3,313	54.9%

The following table sets forth a reconciliation of net income to Adjusted EBITDA using data derived from our consolidated financial statements and as a percentage of net sales for the periods indicated:

	Six Months Ended June 30, 2015		Pro Forma Six Months Ended June 30, 2014		$ Change	% Change
(dollars in thousands)	(Successor)
Net income	$9,348	4.5%	$6,035	3.4%	3,313	54.9%
Stock-based compensation expense	1,892	0.9%	1,208	0.7%	684	56.6%
Merger expenses	—	0.0%	—	0.0%	—	—%
Depreciation and amortization expense	21,918	10.5%	21,114	11.9%	804	3.8%
Non-recurring charges (income)	—	0.0%	732	0.4%	(732)	(100.0%)
Related party management fees	801	0.4%	800	0.4%	1	0.1%
Interest expense	16,741	8.0%	17,447	9.8%	(706)	(4.0%)
Loss on extinguishment of debt	271	0.1%	369	0.2%	(98)	NM
Provision for income taxes	3,964	1.9%	393	0.2%	3,571	908.7%

Adjusted EBITDA	$54,935	26.2%	$48,098	27.0%	$6,837	14.2%

Net sales. Net sales were $209.5 million for the six months ended June 30, 2015, an increase of $31.6 million or 17.8% compared to the Pro Forma six months ended June 30, 2014. Of this 17.8% growth, 13.9% was attributable to unit volume growth and 12.5% was attributable to price increases, partially offset by an unfavorable change in sales mix, which contributed (8.6)% to growth. Unit volume growth was primarily attributable to further penetration of existing customers within and across CSP categories as well as, to a lesser extent, the addition of new customers resulting from additional hospitals deciding to outsource a portion of their CSP needs. Price increases were primarily driven by pharmaceutical manufacturer price increases that were partially passed through to our customers as well as annual CPI-M price increases included in our customer contracts.

Gross margin. Gross margin was $76.2 million, or 36.4% of net sales, for the six months ended June 30, 2015, compared to $63.2 million, or 35.5% of net sales, for the Pro Forma six months ended June 30, 2014, an increase of $13.0 million, or 20.6%. The increase in gross margin was primarily driven by the strong net sales growth in addition to efficiencies in the sourcing of drugs and materials and the leveraging of fixed costs from volume growth.

Selling, general and administrative expenses. Selling, general and administrative expenses were $27.3 million, or 13.0% of net sales, for the six months ended June 30, 2015, compared to $20.4 million, or 11.4% of net sales, for the Pro Forma six months ended June 30, 2014, an increase of $6.9 million, or 34.0%. The increase in selling, general and administrative expenses is attributable to additional salary associated with headcount to support growth as well as strategic investments in marketing and research and development.

Interest expense. Interest expense was $16.7 million, or 8.0% of net sales, for the six months ended June 30, 2015, compared to $17.4 million, or 9.8% of net sales, for the Pro Forma six months ended June 30, 2014. The reduction in interest expense was attributable to lower debt balances due to our prepayment of certain debt.

Amortization of intangible assets. Amortization of intangible assets of $18.6 million was 8.9% of net sales for the six months ended June 30, 2015, compared to $18.6 million, or 10.5% of net sales, for the Pro Forma six months ended June 30, 2014.

Provision for income taxes. Income tax expense was $4.0 million, an ETR of 29.8%, for the six months ended June 30, 2015, compared to $0.4 million, an ETR of 6.1%, for the Pro Forma six months ended June 30, 2014. The increase was due to the increase in income before provision for income taxes and a tax benefit from the realization of net operating losses in connection with the Merger.

Net income. Net income was $9.3 million, or 4.5% of net sales, for the six months ended June 30, 2015, compared to $6.0 million, or 3.4% of net sales, for the Pro Forma six months ended June 30, 2014, an increase of $3.3 million, or 54.9% as a result of strong sales growth and the improvement in gross margin, partially offset by higher selling, general and administrative expenses and the impact of income taxes.

Adjusted EBITDA. Adjusted EBITDA was $54.9 million, or 26.2% of net sales, for the six months ended June 30, 2015, compared to $48.1 million, or 27.0% of net sales, for the Pro Forma six months ended June 30, 2014, an increase of $6.8 million, or 14.2%. The increase was due to the strong sales growth as well as the improvement in gross margin, partially offset by higher selling, general and administrative expenses.

Supplemental Analysis—Pro Forma 2014 Compared to Pro Forma 2013

(dollars in thousands)	Pro Forma 2014		Pro Forma 2013		$ Change	% Change
Net sales	$374,141	100.0%	$293,102	100.0%	$81,039	27.6%
Cost of sales	244,058	65.2%	193,613	66.1%	50,445	26.1%

Gross margin	130,083	34.8%	99,489	33.9%	30,594	30.8%
Selling, general and administrative expenses	46,239	12.4%	34,205	11.7%	12,034	35.2%
Amortization of intangible assets	37,252	10.0%	37,252	12.7%	—	0.0%

Income from operations	46,592	12.5%	28,032	9.6%	18,560	66.2%
Other expense:
Interest expense	34,374	9.2%	34,459	11.8%	(85)	(0.2%)
Loss on extinguishment of debt	1,045	0.3%	—	0.0%	1,045	NM

Income (loss) before provision for income taxes	11,173	3.0%	(6,427)	(2.2%)	17,600	273.8%
Provision (benefit) for income taxes	682	0.2%	(392)	(0.1%)	1,074	(274.0%)

Net income (loss)	$10,491	2.8%	(6,035)	(2.1%)	$16,526	273.8%

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA using data derived from our consolidated financial statements and as a percentage of net sales for the periods indicated:

(dollars in thousands)	Pro Forma 2014		Pro Forma 2013		$ Change	% Change
Net income (loss)	$10,491	2.8%	$(6,035)	(2.1%)	$16,526	273.8%
Stock-based compensation expense	3,045	0.8%	677	0.2%	2,368	349.8%
Merger expenses	—	0.0%	—	0.0%	—	NM
Depreciation and amortization expense	42,530	11.4%	41,380	14.1%	1,150	2.8%
Non-recurring charges (income)	2,829	0.8%	(541)	(0.2%)	3,370	(622.9%)
Related party management fees	1,615	0.4%	1,615	0.6%	—	0.0%
Interest expense	34,374	9.2%	34,459	11.8%	(85)	(0.2%)
Loss on extinguishment of debt	1,045	0.3%	—	0.0%	1,045	NM
Provision (benefit) for income taxes	682	0.2%	(392)	(0.1%)	1,074	(274.0%)

Adjusted EBITDA	$96,611	25.8%	$71,163	24.3%	$25,448	35.8%

Net sales. Net sales were $374.1 million for Pro Forma 2014, an increase of $81.0 million or 27.6% compared to Pro Forma 2013. Of this 27.6% growth, 18.1% was attributable to price increases and 12.0% was attributable to unit volume growth, partially offset by an unfavorable change in sales mix to lower priced service categories, which contributed (2.5)% to growth. Price increases were primarily driven by pharmaceutical manufacturer price increases that were partially passed through to our customers as well as annual CPI-M price increases included in our customer contracts. Unit volume growth was primarily attributable to further penetration of existing customers within and across CSP categories as well as, to a lesser extent, the addition of new customers resulting from additional hospitals deciding to outsource a portion of their CSP needs.

Gross margin. Gross margin was $130.1 million, or 34.8% of net sales, for Pro Forma 2014, compared to $99.5 million, or 33.9% of net sales, for Pro Forma 2013, an increase of $30.6 million, or 30.8%. The increase in gross margin was primarily driven by the strong net sales growth, a favorable shift in product mix, efficiencies in the sourcing of drugs and materials and the leveraging of fixed costs from volume growth.

Selling, general and administrative expenses. Selling, general and administrative expenses were $46.2 million, or 12.4% of net sales, for Pro Forma 2014, compared to $34.2 million, or 11.7% of net sales, for Pro Forma 2013, an increase of $12.0 million, or 35.2%. The increase in selling, general and administrative expenses was mainly attributable to additional salary associated with headcount to support growth, stock compensation expense related to 2014 stock option grants, as well as incremental accounting and consulting expenses and strategic investments in marketing and research and development.

Amortization of intangible assets. Amortization of intangible assets of $37.3 million was 10.0% of net sales for Pro Forma 2014, compared to $37.3 million, or 12.7% of net sales, for Pro Forma 2013.

Interest expense. Interest expense of $34.4 million was 9.2% of net sales for Pro Forma 2014, compared to $34.5 million, or 11.8% of net sales, for Pro Forma 2013.

Loss on extinguishment of debt. Loss on extinguishment of debt was $1.0 million, or 0.3% of net sales, for Pro Forma 2014 related to the accelerated amortization of debt issuance costs and debt discount from early prepayments on term debt of $24.0 million.

Provision (benefit) for income taxes. Income tax expense was $0.7 million for Pro Forma 2014, an ETR of 6.1%, compared to an income tax benefit of $0.4 million for Pro Forma 2013. The increase was due to the increase in income before provision for income taxes.

Net income (loss). Net income was $10.5 million or 2.8% of net sales, for Pro Forma 2014, compared to a loss of $6.0 million, or (2.1%) of net sales, for Pro Forma 2013. Net income improved $16.5 million driven by strong sales growth and an improvement in gross margin, partially offset by additional selling, general and administrative expenses and the impact of income taxes.

Adjusted EBITDA. Adjusted EBITDA was $96.6 million, or 25.8% of net sales, for Pro Forma 2014, compared to $71.2 million, or 24.3% of net sales, for Pro Forma 2013, an increase of $25.4 million, or 35.8%. The increase was due to the strong sales growth as well as an improvement in gross margin, partially offset by higher selling, general and administrative expenses.

Liquidity and Capital Resources

Liquidity

We are highly leveraged, and a substantial portion of our liquidity needs are due to service requirements on our significant indebtedness. The agreements governing the Credit Facilities contain covenants that limit or restrict PHC’s ability to incur additional indebtedness, repurchase debt, incur liens, sell assets, make certain payments (including dividends) and enter into transactions with affiliates. As of June 30, 2015, PHC was in compliance with the covenants under the agreements that were in effect on such date.

Our ongoing liquidity needs are expected to be funded by cash on hand, net cash provided by operating activities and, as required, borrowings under the Credit Facilities. We expect that cash provided from operations and available capacity under the Revolving Credit Facility will provide sufficient funds to operate our business, make expected capital expenditures and meet our liquidity requirements for the following 12 months, including payment of interest and principal on our debt. In 2014, our capital expenditures were $6.3 million. We expect our capital expenditures in 2015 to be approximately $20 million, of which approximately $12 million is related to the expected opening of our new facility in Dayton, New Jersey in the fourth quarter of 2015. Following the new facility opening in New Jersey, we will have significant excess capacity and do not expect to incur any additional new facility-related capital expenditures in 2016. On January 28, 2014, in connection with the Merger, we terminated the credit agreements governing our then existing term loan facility and entered into the Credit Facilities. As of June 30, 2015, we had not drawn on the Revolving Credit Facility and had $74.7 million of available capacity remaining thereunder.

Credit Facilities

Our primary source of liquidity is cash flow provided by the operating activities of the business. PHC and our subsidiaries also have the ability to use the Revolving Credit Facility, described below, to supplement cash flows provided by our operating activities if we decide to do so for strategic or operating reasons. Our liquidity needs are primarily to service long-term debt and to fund working capital requirements. See the discussion under the caption “Risk Factors” for circumstances that could affect our sources of liquidity.

Concurrently with the completion of the Merger on January 28, 2014, PHC entered into (i) the First Lien Credit Facilities, which provide for the First Lien Term Loan Facility in an original principal amount of $360.0 million and the Revolving Credit Facility in an original principal amount of $75.0 million, a portion of which is available for the issuance of letters of credit and swing line loans, which are subject to $15.0 million sub-limits each and (ii) the Second Lien Term Loan Facility in an original principal amount of $200.0 million, each of which is further described in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

On November 28, 2014, PHC entered into a three-year interest rate swap with a notional amount of $165.0 million, whereby a fixed rate of interest of 1.60% is paid and a variable rate of interest (greater of 1.00% or three-month LIBOR) is received on the notional amount. For additional information, see Note 5 to our audited consolidated financial statements.

Limitations on Distributions and Dividends by Subsidiaries

PharMEDium Healthcare Holdings, Inc. and PharMEDium Healthcare Corporation are each holding companies, and as such have no independent operations or material assets other than ownership of equity interests in their respective subsidiaries. Each company depends on its respective subsidiaries to distribute funds to them so that they may pay obligations and expenses, including satisfying obligations with respect to indebtedness. The ability of our subsidiaries to make distributions and dividends to us depends on their operating results, cash requirements and financial and general business conditions, as well as restrictions under the laws of our subsidiaries’ jurisdictions.

The agreements governing the Credit Facilities significantly restrict the ability of our subsidiaries, including PHC, to pay dividends, make loans or otherwise transfer assets from PHC and, in turn, to us. Further, PHC’s subsidiaries are permitted under the terms of the Credit Facilities to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to PHC and, in turn, to us. The Term Loan requires PHC to meet a certain consolidated leverage ratio on an incurrence basis in connection with additional indebtedness.

Cash Flows

The table below summarizes cash flow information derived from our statements of cash flows for the periods indicated:

	Successor		Predecessor	Successor	Predecessor
(dollars in thousands)	Six Months Ended June 30, 2015	Period from January 28 through June 30, 2014	Period from January 1 through January 27, 2014	Period from January 28 through December 31, 2014	Period from January 1 through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows provided by (used in):
Operating activities	$16,018	$6,451	$(2,504)	$32,360	$(2,504)	$43,084	$18,757
Investing activities	(5,399)	(847,686)	(1,006)	(850,065)	(1,006)	(6,325)	(3,244)
Financing activities	(9,141)	853,185	12,748	837,673	12,748	(19,732)	(23,676)

Operating Activities

Net cash provided by operating activities was $16.0 million for the six months ended June 30, 2015, due primarily to strong growth in earnings adjusted for non-cash charges and efficient management of working capital requirements. Net cash generated in operating activities was $6.5 million for the period January 28, 2014 through June 30, 2014, due primarily to strong growth in earnings and efficient management of working capital. Net cash used in operating activities was $2.5 million for the period January 1, 2014 through January 27, 2014, due primarily to a net loss of $17.8 million offset by an increase in payables and accrued liabilities of $15.2 million related to liabilities established in connection with the Merger.

Net cash provided by operating activities was $32.4 million for the period January 28, 2014 through December 31, 2014, due primarily to strong growth in earnings adjusted for non-cash charges and efficient management of working capital requirements. Net cash provided by operating activities was $43.1 million for the year ended December 31, 2013, due primarily to net income of $39.9 million. Net cash provided by operating activities was $18.8 million for the year ended December 31, 2012, due to primarily to net income of $19.5 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2015 was $5.4 million, which primarily represented capital expenditures associated with a facility expansion and maintaining equipment needs for growth. Net cash used in investing activities was $847.7 million for the period January 28, 2014 through June 30, 2014, of which $844.8 million related to the Merger. Net cash used in investing activities was $1.0 million for the period January 1, 2014 through January 27, 2014, due primarily to capital expenditures associated with a facility expansion.

Net cash used in investing activities was $850.1 million for the period January 28, 2014 through December 31, 2014, due primarily to cash used to fund the Merger. Net cash used in investing activities was $6.3 million for the year ended December 31, 2013, due to capital expenditures associated with a facility expansion and investment in information technology. Net cash used in investing activities was $3.2 million for the year ended December 31, 2012, due primarily to capital expenditures associated with a facility expansion.

Financing Activities

Net cash used in financing activities was $9.1 million for the six months ended June 30, 2015, due primarily to the re-purchase and retirement of $7.0 million of the Second Lien Term Loan Facility, which reduced the balance outstanding under the Second Lien Term Loan Facility to $185.0 million. Net cash provided by financing activities was $853.2 million for the period January 28, 2014 through June 30, 2014, as a result of a $327.6 million investment by the CD&R Investor and other stockholders, $560.0 million of proceeds from long-term debt, less $23.5 million of fees related to the long-term debt proceeds, all in connection with cash inflows used to fund the Merger. Net cash provided by financing activities was $12.7 million for the period January 1, 2014 through January 27, 2014, as a result of excess tax benefit related to the exercise of stock options for $10.9 million and $2.1 million related to the proceeds from the exercise of stock options.

Net cash provided by financing activities was $837.7 million for the period January 28, 2014 through December 31, 2014, as a result of a $327.6 million investment by the CD&R Investor and other stockholders, $560.0 million of proceeds from long-term debt, less $23.5 million of fees related to the long-term debt proceeds, all in connection with cash inflows used to fund the Merger, less repayments on the Term Loan Facilities of $26.7 million. Net cash used in financing activities was $19.7 million for the year ended December 31, 2013, due primarily to payments on long-term debt of $17.8 million. Net cash used in financing activities was $23.7 million for the year ended December 31, 2012, due primarily to a dividend of $96.2 million and payment of $41.1 million on long-term debt, offset by proceeds from new senior secured credit facilities which resulted in new borrowings of $115.0 million.

Contractual Obligations

The following table presents our contractual obligations and commitments as of December 31, 2014.

(in millions)	Total	Less than 1 Yr	1 - 3 Yrs	3 - 5 Yrs	More than 5 Yrs
First Lien long-term debt	$341.30	$3.60	$7.20	$7.20	$323.3
First Lien revolving credit facility	—	—	—	—	—
Second Lien long-term debt	192.0	—	—	—	192.0
Interest on debt(1)	189.1	29.7	58.8	56.5	44.1
Operating lease obligations	9.8	1.9	2.2	2.3	3.4
Insurance financing agreement	1.3	1.3	—	—	—

Total amount	$733.5	$36.5	$68.2	$66.0	$562.8

(1)	These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates and principal maturities specified in the associated debt agreements. Payments related to variable debt are based on applicable rates at December 31, 2014 plus the specified margin in the associated debt agreements for each period presented as of December 31, 2014. The estimated debt as of each fiscal year end from 2015 through 2019 is $522.7 million, $519.1 million, $515.5 million, $511.9 million and $508.3 million, respectively. Inclusive of the impact of interest rate swaps, the weighted average interest rate on the estimated debt balances at each fiscal year end from 2015 through 2019 is expected to be 5.7%, 5.7%, 5.6%, 5.5% and 5.5%, respectively. See Note 4 of our audited consolidated financial statements included in this prospectus for the terms and maturities of existing debt obligations.

Off-Balance Sheet Arrangements

Our principal off-balance sheet arrangements have consisted of operating leases for facility space, which we expect to continue. For additional information on these leases, see Note 13 to our audited consolidated financial statements included elsewhere herein. We do not use other types of joint venture or special purpose entities that would create off-balance sheet financing.

Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk consists of changes in interest rates on a portion of the Credit Facilities. While we have entered into transactions to mitigate our exposure to changes in interest rates, we do not use these instruments for speculative or trading purposes.

In November 2014, PHC entered into an interest rate swap agreement with a major financial institution which will mature in November 2017. The agreement swaps a notional amount of $165.0 million in variable rate debt to fixed rate debt with an effective rate of 1.60%. We will continue to make interest payments based on the variable rate associated with the debt (based on LIBOR, but not less than 1.00%) and will periodically settle with our counterparties for the difference between the rate paid and the fixed rate.

As of June 30, 2015, we had $524.5 million of debt, of which $359.5 million was variable rate debt under the First Lien Term Loan Facility and Second Lien Term Loan Facility and the balance was fixed rate debt. An increase or decrease in interest rates of 1.0%, above our LIBOR floor of 1.0%, would impact our interest costs by $3.6 million annually.

As of December 31, 2014, we had $534.6 million of outstanding debt, of which $368.3 million was variable rate debt under the First Lien Term Loan Facility and Second Lien Term Loan Facility and the balance was fixed rate debt. An increase or decrease in interest rates of 1.0%, above our LIBOR floor of 1.0%, would impact our interest costs by $3.7 million annually.

BUSINESS

Company Overview

We are the leading national provider of CSPs to acute care hospitals in the United States. Sterile compounding is the process by which pharmaceuticals are combined or mixed to create a drug dosage therapy customized to meet specific hospital and physician clinical needs in formulations that are not otherwise commercially available. Our CSPs offer a strong value proposition to acute care hospitals by helping to address the growing need for greater operational efficiency, enhanced patient safety and improved clinical outcomes. We source sterile drugs, diluents and containers only from manufacturers registered with the FDA. We compound using FDA-approved drugs in finished dosage form and, to a limited extent, certain finished dosage form drugs for which there are no formal FDA approvals but that the FDA currently allows FDA-registered manufacturers to produce under the FDA’s DESI program and its enforcement discretion. We utilize only FDA-approved diluents and FDA-cleared containers. Utilizing these raw material components, we prepare and provide a broad range of over 2,000 customized SKUs to meet the individual requirements of our more than 3,000 acute care hospital customers located across all 50 states. Our value-added service offering has resulted in high customer retention rates, which were in excess of 90% in each of the last three years. We contract with each hospital customer directly and receive payments from them for our services. Accordingly, we are not exposed to any direct reimbursement risk.

We believe that our proven ability to deliver “sterile-to-sterile” CSPs consistently and reliably with a high degree of process and quality control is a key differentiator. We utilize our four state-of-the-art compounding facilities, comprehensive standard operating procedures, validated processes and systems, and a highly trained workforce of pharmacists and certified pharmacy technicians to create CSPs in a ready-to-use, or RTU, form with enhanced safety, labeling, sterility assurance and extended expiration dating that often exceed what hospital pharmacies can accomplish on their own. We believe that our CSPs provide a risk mitigation and cost management solution to our hospital customers, while also improving the overall quality of care provided to patients. For example, we believe (i) our pre-filled, pre-labeled CSPs reduce the risk of medication errors, (ii) our extended expiration dating capabilities minimize drug waste and enhance work flow and (iii) our ready-to-use format improves clinician productivity. As a result, we believe that our services enhance overall operational efficiencies for our hospital customers.

We provide “mission critical” CSPs for most of the highest frequency procedures performed within acute care hospitals across several distinct therapy categories, including pain management, operating room anesthesia, intensive care, nerve block, and labor and delivery. We believe we are the established market leader for outsourced CSPs in these core therapy categories, and estimate our capacity in these categories to be at least three times greater than that of our nearest competitor. We also believe there are multiple opportunities to continue our growth, including by expanding our relationships with our existing customers in our current service offerings, introducing new service offerings within our existing therapy categories, expanding into new therapy categories, adding new hospital customers and expanding into new venues of care, such as free-standing hospital outpatient departments and ambulatory surgery centers, which we refer to as Alternate Sites.

Our company was founded in 2003 through an asset acquisition from a large pharmaceutical and sterile solutions manufacturer. At the time of the acquisition, we acquired significant operational and managerial expertise in the hospital pharmacy admixture services industry. Over the years since, we have significantly refined and improved our expertise in producing high-quality CSPs at scale in accordance with applicable federal and state regulatory requirements and have developed a brand based on our commitment to safety and quality in our industry. We have been registered with the DEA since our inception in 2003, voluntarily registered at that time as a manufacturer with the FDA and were one of the first entities to voluntarily register with the FDA as a Section 503B large scale sterile compounding outsourcing facility following the passage of the DQSA. We believe that increased oversight and regulation of CSPs by the FDA and other federal and state agencies has increased the cost and complexity of hospitals continuing to provide sterile compounding services in-house, increased the incentive for them to outsource and, as a result, has reinforced our position in the industry as a trusted provider of outsourced CSPs.

We source approved drugs and diluents and cleared container components from a broad range of FDA-registered manufacturers and retain relationships with more than one source for a significant portion of our drug inputs to enhance continuity of supply for our customers. We emphasize strategic relationships across the injectables supply chain, keep abreast of regulatory and compliance requirements within our suppliers’ respective organizations and proactively plan to mitigate drug, container and diluent supply disruptions through redundant supplier relationships and inventory management arrangements. Because of our strategic importance to our suppliers and the breadth of our product offerings, we are able to facilitate migration by our customers to alternative drug therapies when necessary due to shortages or other disruptions. We also design our CSPs to be compatible with various infusion pumps and other drug delivery mechanisms utilized by healthcare providers, which broadens our clinical applications and expands our addressable markets. In addition, our ability to work with various drug types, containers, concentrations and dosage forms allows us to provide our customers with a wide range of service customization options to meet specific customer requests, which in turn allows our customers to better serve patient needs.

Industry

The Evolution to CSP Outsourcing

The pharmacy sterile compounding industry, which includes in-house hospital pharmacies and outsourcing providers, exists today because hospitals and other healthcare providers administering drugs require concentrations, dosage forms and delivery systems that are not commercially available from drug manufacturers in an RTU form. Prior to the 1980s, CSPs were typically mixed at a patient’s bedside or at the nursing station by staff nurses or physicians. In the 1980s and 1990s, advances in medical care led to an escalating need for CSPs administered in the acute care hospital setting, which placed untenable pressure on bedside compounding. In response, acute care hospitals began developing their own internal pharmacy-based intravenous admixture compounding programs.

Safety and quality standards for CSPs were at that time poorly defined and inconsistently implemented by internal hospital pharmacies and medication errors were common, leading to demand for safer compounding practices. Multiple attempts were made to define high industry safety standards, the first of which was USP <797> in January 1994. USP <797> represented the first enforceable set of guidelines for CSPs, as the FDA, state boards of pharmacy and healthcare accreditation agencies began using USP <797> to govern their inspections.

Compliance with USP <797> proved challenging for many acute care hospitals because they needed to dedicate additional space, staff and funds to the preparation of CSPs. Hospitals were forced to adjust their work flows because CSPs had to be prepared by the pharmacy under specific protocols. Hospital pharmacy staffs were required to spend increasing amounts of time preparing CSPs rather than providing patient-centric care, which was contrary to the traditional role of the hospital pharmacy. Difficulties in fully complying with USP <797>, increasing operational costs, quality of care initiatives and drug shortage events, among other factors, contributed to hospitals evaluating outsourcing options for a portion of their CSP needs.

Prior to 2012, pharmacy compounding companies continued to exist in a regulatory “middle zone.” Although such companies were technically subject to FDA oversight, they were generally regulated and monitored by state boards of pharmacy and state departments of health. However, the level of state regulation varied significantly with less than half of states requiring pharmacy compounders to comply fully with USP <797> at that time. The 2012 nationwide fungal meningitis outbreak caused by a compounding pharmacy employing a “non-sterile-to-sterile” business model sparked the need for increased regulatory oversight of the industry, which, among other things, led to the passage of the DQSA and its creation of Section 503B outsourcing facilities as a new, more highly FDA- regulated category of high-volume interstate outsourced CSP providers. Registration as a Section 503B outsourcing facility is currently voluntary and, as of July 10, 2015, only 54 of an estimated 3,000 compounding facilities have registered with the FDA as a Section 503B outsourcing facility. Of the 54 registered facilities, only 12 are registered as “sterile-to-sterile” compounders, and four of those 12 are our facilities.

Increased regulatory oversight by federal and state authorities has escalated the costs for hospitals to produce CSPs internally in compliance with applicable regulatory requirements and laws. This, in turn, has increased the price per compounded solution for hospitals to create smaller volumes. As a result, many hospitals are increasingly turning to outsourced options, particularly those trusted for the highest quality. According to a 2013 report by the U.S. Department of Health and Human Services, most hospitals planned to conduct more diligence on product quality when selecting or retaining a provider for outsourced CSPs. FDA registration as a Section 503B outsourcing facility and the DQSA’s heightened compliance standards may better assist hospitals in evaluating the level of quality and regulatory compliance of providers of outsourced CSPs. We believe these trends should benefit high quality Section 503B registrants like us.

Types of Compounding

CSPs can be compounded using either a “sterile-to-sterile” method, which we exclusively use, or a “non-sterile-to-sterile” method. In the “sterile-to-sterile” method, a provider prepares a final sterile product using only sterile drugs, diluents and containers from manufacturers registered with the FDA, (i.e., FDA-approved drugs or allowed drugs in finished dosage form, FDA-approved diluents and FDA-cleared containers). In “non-sterile-to-sterile” compounding, a provider first manufactures the drug input from non-sterile APIs which subsequently requires sterilization of the compounded mixture. While the use of non-sterile APIs to constitute drugs typically results in lower input costs and the potential ability to price CSPs more competitively in the market, the risk of contamination may be significantly higher when using the “non-sterile-to-sterile” method, depending on the sterilization processes used, as providers are creating sterility, as opposed to maintaining sterility, throughout the compounding process. According to the U.S. Department of Health and Human Services Office of the Inspector General, or the OIG, 92% of hospitals used CSPs in 2012, of which only 25% used “non-sterile-to-sterile” CSPs, and less than 1% of all CSPs used in hospitals were prepared in “non-sterile-to-sterile” compounding processes.

High-quality sterile compounding service providers, like us, often fill orders to meet the anticipated needs of hospitals in connection with their ongoing procedures in the operating room, intensive care unit, labor and delivery and other departments. Compounding pharmacies may voluntarily register with the FDA as Section 503B outsourcing facilities in order to conduct anticipatory, large-scale compounding. Patient-specific compounding, on the other hand, is done on a patient-by-patient basis based on a specific patient’s prescription specifications and generally is subject to different pharmacy controls than anticipatory compounding. The majority of pharmacies that provide CSPs are classified as traditional pharmacies and are engaged in patient-specific compounding. We participate only in anticipatory compounding and do not participate in patient-specific compounding.

CSP Market Sizing and Penetration

Compounded sterile preparations represent a large and growing market. Sterile compounding service providers, like us, provide customized, sterile solutions required by hospitals and other healthcare providers administering drugs. CSPs play a vital role in driving favorable clinical outcomes in acute care hospitals and are routinely utilized across the continuum of medical care, such as facilitating anesthesia in the operating room, managing post-surgical pain in recovery, managing contractions and pain during labor and delivery, and enhancing various therapeutic outcomes in intensive care units and other hospital departments.

In our current therapy categories alone, we believe we serve an addressable market in the United States of approximately $5.5 billion for acute care hospitals and of approximately $1.0 billion for Alternate Sites, each of which is substantially underpenetrated for outsourcing today. For example, we believe that the percentage of acute care hospitals electing to outsource at least a portion of their CSP need was less than 20% in 2002 and market studies indicate that approximately 60% of acute care hospitals do so in 2015. More importantly, we believe that the acute care hospitals that outsource CSPs today do so for less than 20%, on average, of their total

CSPs. We believe there is significant opportunity for incremental outsourcing as a result of the strong value proposition provided to hospitals.

In addition to continued CSP outsourcing penetration within our current therapy categories, the overall size of the outsourced CSP addressable market has grown over the years due to: (1) increased utilization and higher patient volumes in healthcare facilities associated with (a) aging demographics and (b) the increased prevalence of complex chronic conditions, particularly among elderly patients, (2) the passage of the PPACA, (3) increased demand by clinicians for customized, ready-to-use drug formulations and (4) injectable generic drug price inflation.

Finally, we believe we can increase our addressable market opportunity over the long-term by expanding our product offerings within existing therapy categories, introducing new therapy categories and entering adjacent market segments. As we evaluate opportunities to expand into new therapy categories and other markets where CSPs are utilized, we believe our addressable market has the potential to grow significantly from the estimated $6.5 billion addressable in our current therapy categories in the acute care hospital and Alternate Site markets.

Trends Impacting Our Industry

We believe that we are well-positioned to benefit from trends currently affecting the U.S. healthcare services markets in which we compete, including:

•	Continued trend toward hospital outsourcing. Due to the growing cost and complexity of the healthcare delivery system, the rising cost of adhering to increasing regulation and the need to improve operational efficiency, healthcare facilities are increasingly turning to leading outsourcing providers that can offer comprehensive, value-added solutions. We believe that the percentage of acute care hospitals electing to outsource at least a portion of their CSP needs increased from less than 20% in 2002 to approximately 60% in 2015. More importantly, we believe that the acute care hospitals that outsource CSPs today do so for less than 20%, on average, of their total CSPs. We believe that CSP outsourcing penetration is significantly lower than most other outsourced hospital services partially because the outsourcing CSP market is relatively nascent, having only meaningfully developed since our inception in 2003 and our subsequent expansion of therapy categories in recent years. We believe there is significant opportunity for incremental outsourcing as a result of the strong value proposition provided to hospitals. We believe we offer meaningful and cost-effective solutions for our customers by providing CSPs (1) with extended expiration dating to minimize waste and improve work flow, (2) with enhanced labeling to reduce medication errors and (3) in a ready-to-use format to improve clinician productivity. In addition to work flow and operational efficiencies, we believe the decision for hospitals to outsource also reflects a heightened focus on risk mitigation, quality and patient safety. As such, we believe hospitals will increasingly utilize the highest quality outsourcing CSP providers to minimize patient safety risks as opposed to choosing providers based on price, particularly since the cost of one of our CSPs represents a very small portion of the high overall cost of a medical procedure.

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Increased focus on clinical outcomes, quality of care and cost containment. We believe the demand for outsourced CSPs has accelerated as a result of an increased focus by healthcare providers on reducing risks and managing the quality and cost of care. We believe the risks and costs that are mitigated by high-quality outsourcing providers of CSPs include (1) the reputational risk and costs associated with medication errors, (2) the cost of drug waste, (3) the increasing cost of internal compliance associated with new regulatory requirements applicable to CSPs and (4) the impact on cost and consistency of supply associated with recent significant price increases and market shortages of generic injectable products. In addition, an enhanced focus on delivering high-quality clinical outcomes is driving demand for outsourcing CSP providers with access to a limited pool of talented pharmacists and certified pharmacy technicians skilled in the preparation of CSPs. Further, there is an increasing desire on the part of hospital pharmacists to focus more directly on patient care rather than production of CSPs in the hospital pharmacy. We believe that providers of outsourced CSPs that can enhance hospital workforce efficiency, reduce medication errors and waste and satisfy applicable regulatory and compliance requirements, while also helping to drive quality clinical care, should continue to gain market share.

•	Heightened regulatory requirements for sterile products. In 2012, a nationwide fungal meningitis outbreak was linked to the preparation of compounded medications by a compounding pharmacy in Massachusetts. This pharmacy and its affiliate employed a “non-sterile-to-sterile” business model different from ours as it compounded its own pharmaceuticals from non-sterile APIs rather than compounding using FDA-approved or allowed sterile drugs in finished dosage form, as we do. The fungal meningitis outbreak resulted in numerous intensive new regulatory requirements at the federal and state levels and significant media and customer scrutiny of the industry. In 2013, President Obama signed the DQSA into effect, which called for enhanced regulation of CSPs, including heightened compliance, reporting, labeling and inspection standards, and created Section 503B outsourcing facilities as a new category for providers of CSPs, allowing such facilities to voluntarily register with the FDA. In addition, there have been significant new and elevated state regulatory requirements designed to increase quality and raise oversight of hospital pharmacies and other producers of CSPs. All of these factors have caused hospitals to reevaluate their use of outsourced CSPs in general, as well as their choice of suppliers of outsourced CSPs. The Commissioner of Food and Drugs has publicly stated that the FDA encourages health care providers who outsource the production of CSPs to strongly consider purchasing these products from Section 503B-registered facilities, such as our four facilities. Registration as a Section 503B outsourcing facility is currently voluntary, and, as of July 10, 2015, only 54 of an estimated 3,000 compounding facilities have registered with the FDA as a Section 503B outsourcing facility. Of the 54 registered facilities, only 12 are registered as “sterile-to-sterile” compounders, and four of those 12 are our facilities. As a result of these events and given our strong reputation for safety and consistent quality, we believe we have benefitted from an increasing demand for quality outsourced CSPs, as demonstrated by our gains of approximately 775 new customers in 2013 and approximately 300 additional new customers in 2014.

•	Price increases and market shortages of generic injectable products. In recent years, there have been significant increases in the cost of generic injectable drugs and related products as a result of (i) enhanced oversight by the FDA and other regulatory bodies of manufacturers of generic injectable products, and the added costs associated therewith, (ii) decreased competition when drug manufacturers voluntarily cease producing certain drugs or face temporary regulatory suspension or permanent regulatory shut down of their operations, (iii) manufacturers obtaining regulatory exclusivity as a result of achieving FDA new drug approval of an injectable drug previously marketed under the FDA’s DESI program with the FDA’s enforcement discretion and (iv) consolidation among drug manufacturers. These factors have led manufacturers to raise prices and have also contributed to market shortages of generic injectable products, containers and diluents. These market shortages and the potential inability to secure adequate supply of necessary drug formulations can have a significant impact on the day-to-day operations of our customers. As a result of these factors, providers of outsourced CSPs like us that help acute care hospitals address critical supply chain continuity and disruption risks should continue to gain market share.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the favorable industry trends and to continue to grow our market share:

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Market leader with scale advantages and differentiated positioning. Our reputation and long-standing track record of supporting hospital pharmacies, national scale, product breadth and proven ability to consistently deliver high-quality CSPs help define our leading market position. We continue to penetrate our existing customer base in both existing and new therapy categories and have experienced strong growth in new customers. Our direct competitors often lack the scale, “sterile-to-sterile” focus, reputation, people, processes, systems and technology to consistently deliver high-quality CSPs. In addition, heightened regulatory standards at the federal and state levels are increasing compliance costs for preparing CSPs for both providers of outsourced CSPs and hospital pharmacies. We believe our size and scale allow us to better absorb these costs and maintain our industry leadership in patient safety and quality initiatives. In addition to our breadth and scale, we believe that our patented innovative labeling, dosaging and packaging solutions, such as our highly visible TALLman lettering, improve safety and ease-of-use for clinicians and create additional competitive advantages.

•	Preferred provider to large hospital systems and purchasing organizations. In an industry increasingly defined by compliance, safety and consolidation, we believe we distinguish ourselves through our commitment to quality and innovation and our ability to partner with our customers to deliver customized solutions in response to their specific CSP requirements. Our reputation and track-record, along with the value-added services we provide to our customers, have helped us retain existing customers, expand our relationships with them and add new customers. We have established preferred provider relationships with several of the nation’s largest hospital systems and leading GPOs. We believe our large customers have maintained preferred provider relationships with us due to the high-quality CSPs we provide, as well as the added benefit of reducing medication errors and cutting drug waste in the hospital setting through enhanced standardization, extended expiration dating and innovative labeling. We also simplify and streamline processes for our customers by, for example, maintaining a user-friendly online customer resource center through which we receive substantially all of our orders. We believe each of these factors contributes to our high customer retention rates, which were in excess of 90% in each of the last three years.

•	Commitment to quality and safety. We believe we are well-positioned to address the changing regulatory environment in light of our significant investments in quality and patient safety systems and processes. We have been registered with the DEA since our inception in 2003, voluntarily registered at that time as a manufacturer with the FDA and were one of the first entities to voluntarily register with the FDA as a Section 503B large scale sterile compounding outsourcing facility. Our registration and high level of compliance, as well as our ongoing dialogue with federal and state regulators on industry standards, reflect our continued commitment to patient safety with enhanced process requirements, compliance and information transparency. We believe the increased oversight and regulation of CSPs by the FDA and other regulators, together with our customers’ heightened focus on quality and safety, reinforces our position in the industry as a quality-focused provider of outsourced services.

•	Attractive financial profile with strong organic growth, operating leverage and low capital intensity. We have experienced strong revenue growth throughout our history. Because of the clinical necessity of our products for a broad array of high-frequency clinical procedures and our high customer retention rates, our revenue is recurring in nature. This underlying stability combined with our continued penetration of existing customers, the extension of our service offerings, the addition of new customers and, more recently, the flight-to-quality following new industry regulatory requirements have allowed us to generate a revenue CAGR of 35% from 2012 through 2014. Over this same time period, we achieved an Adjusted EBITDA CAGR of 55%, with significant margin improvements primarily driven by changes in product mix, enhancements in our manufacturing efficiency and fixed cost leverage. Our strong revenue and Adjusted EBITDA growth combined with our relatively low capital expenditure needs have led to strong free cash flow generation, which we have used to repay debt and reinvest in the growth of our business.

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National, technology-driven, scalable infrastructure. We have a robust infrastructure to support quality, which has been built over a number of years, and we are committed to ongoing process, equipment and technology improvements focused on safety, quality and efficiency. We maintain excess capacity, intentionally redundant production capabilities and back-up facilities to mitigate the effect of a disruption in production or delivery of our CSPs to customers, and to maintain our ability to consistently provide service to acute care hospitals across the United States. We currently operate four large-scale compounding facilities that feature validated, state-of-the-art technology and equipment, our proprietary software solutions and a skilled workforce. In 2014, we expanded clean room capacity in our Memphis, Tennessee facility, expanded the overall size of our Sugar Land, Texas facility and enhanced our clean room facility in Cleveland, Mississippi. In the fourth quarter of 2015, we expect to open a new facility in Dayton, New Jersey to replace our existing Edison, New Jersey facility. We operate each of our facilities under comprehensive standard operating procedures designed to achieve controlled and reproducible results and to comply with both the applicable guidance of the FDA’s cGMPs and USP <797>. We invest heavily in our training programs and have a workforce in each of our facilities that is highly skilled in the preparation of high-quality CSPs.

•	Experienced management team with demonstrated commitment to compliance, safety, innovation and growth. Our senior management team includes executives who have been with PharMEDium since inception and have contributed to the establishment and growth of the CSP industry as well as executives who have decades of experience across the broader pharmaceutical industry. Our management team has deep industry expertise with prior executive roles at companies including Allegiance Healthcare Corp., Baxter Healthcare Corporation, Cardinal Health Inc., CareFusion Corp., Caremark RX, Inc., CVS Health, GD Searle/Pharmacia Pharmaceuticals, Hospira, Inc. and Option Care, Inc. We believe our team’s combined depth of experience with CSPs and pharmaceutical services differentiates our company and positions us to continue to drive future growth, while maintaining our strong track record with respect to quality, compliance and patient safety.

Business Strategy

We plan to grow our business and continue to support the outsourcing needs of our acute care customers as well as gain share within the outsourced CSP market by executing on the following key business strategies:

•	Increase penetration of existing customers. According to a recent market study, approximately 60% of acute care hospitals currently outsource a portion of their CSPs. More importantly, we believe hospitals that currently outsource CSPs only do so with respect to less than 20%, on average, of their total CSPs. As such, we believe the overall market for outsourced CSPs remains substantially underpenetrated and that we are well-positioned to expand our services within our existing customer base. This belief is supported by our historical experience of expanding the number of SKUs purchased by a customer within existing service categories and adding new service categories not previously purchased by a particular customer. Our ability to cross-sell a broad offering of CSPs to our current customers is particularly attractive for the more than 1,075 new customers we have added since the beginning of 2013. In addition, we continue to enhance our customer segmentation and sales strategies to better articulate our value proposition to all hospital constituents, including senior hospital management, medication safety officers, physicians and nurses, hospital procurement and the hospital pharmacy itself. We believe recent additions to our sales team and enhancements to our selling model will further accelerate customer penetration.

•	Capitalize on our industry-leading reputation and scale to add new customers. As a result of our strong value proposition and differentiated quality and safety record, we have grown our acute care customer base from approximately 2,100 at year end 2012 to more than 3,000 as of June 30, 2015. Market studies indicate that there are approximately 5,700 acute care hospitals in the United States. We believe we are well-positioned to continue to add new acute care hospital customers in the future. We also believe that our recent entry into the Alternate Site market presents an opportunity for incremental growth in a new vertical market. To accelerate new customer acquisitions, we have invested in our sales organization by increasing the number of sales personnel from 40 in 2012 to more than 60 today. Our sales force continues to drive new customer growth by reinforcing our commitment to enhancing operational efficiencies, reducing medication errors and waste, improving quality and safety with respect to the administration of CSPs and helping to enhance continuity of supply for our customers, even in times of drug shortages.

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Leverage our track-record of innovation and clinical expertise to diversify therapy reach and expand CSP offerings. We believe we are experts in outsourced sterile compounding services, and we are committed to continuing our collaborative approach to product development and innovation by partnering with our customers to address their evolving needs. We have increased our SKU count from approximately 200 in 2003 to more than 2,000 today, and have a consistent pipeline of new service requests for specific drug formulations from our customers. In addition, we have proactively expanded our therapy focus on multiple occasions, including our entry into the anesthesia operating room sector in 2008 and the intensive care unit sector in 2010. We believe we are the market leader in providing CSPs in both of these categories, though these hospital departments remain substantially underpenetrated for outsourcing. As our customers face new challenges associated with higher patient volumes and increased clinical complexity, and as the trend toward hospital and physician preference for customized, ready-to-use drug formulations continues, we believe we are well-positioned to strategically expand our CSP offerings to new therapy categories and to extend our product lines across existing and new therapy categories.

•	Pursue disciplined expansion into new geographies and adjacent market segments. Following the meningitis outbreak linked to the preparation of compounded medications by a compounding pharmacy in Massachusetts, in late 2012, the State of New York became very concerned with the lack of consistent regulatory oversight at that time. We voluntarily withdrew our service offerings until the State of New York vetted our compounding operations. We were one of the first out-of-state providers of outsourced CSPs to obtain licensure under new regulations and re-enter New York in late 2014 and separately began offering our full suite of products and services to healthcare providers in Ohio in May 2015, in each case following the promulgation of new state regulations permitting the sale of CSPs by Section 503B outsourcing facilities like ours. We believe New York and Ohio represent attractive growth opportunities based upon the number of acute care hospitals located in each state. In January 2015, we entered the Alternate Site market, which we believe represents an underserved and growing incremental market opportunity and natural adjacency for us, particularly given our ability to drive greater efficiency for facilities that may be more resource constrained. We also believe there may be longer-term opportunities in other venues of care for us to explore. As we evaluate opportunities to expand into new therapy categories and other markets where CSPs are utilized, we believe our addressable market has the potential to grow significantly from the estimated $6.5 billion addressable in our current therapy categories in the acute care hospital and Alternate Site markets.

•	Continue to pursue process improvements, expand capacity and make other investments to support growth. We have invested in infrastructure, systems, processes and people to support patient safety, quality and compliance and have created a culture of continuous improvement. Over the last several years, we have significantly expanded our capacity, enhanced our planned redundancy and improved our compounding facilities, with a new state-of-the-art facility expected to be opened in New Jersey in the fourth quarter of 2015. Further, we have made significant technology and process improvements including syringe filling automation, enhanced warehouse space and planning systems and comprehensive scheduling and process solutions to govern production operations across facilities. Each of these enhancements has meaningfully increased our productivity and further improved our quality systems. We have also consistently taken a proactive approach to refining and enhancing our standard operating procedures to comply with, and continue to stay ahead of, regulatory requirements. Finally, we plan to continue to allocate capital to make meaningful investments in quality, compliance, research and development and training programs to maintain what we believe are our industry-leading practices and procedures and a highly-skilled work force to continue to support our competitive differentiation.

Company History

In 2003, PHC acquired from Baxter Healthcare Corporation certain assets of COMPASS Services, which provided hospital pharmacy admixture services. In connection with the establishment of PHC, David N. Jonas, PHC founder and its former Chairman and CEO, teamed with a number of our current senior executives and management.

We have been registered as a manufacturer with the FDA and with the DEA since our inception in 2003. Our facilities have been inspected by the FDA over 20 times. On December 11, 2013, we became one of the first Section 503B large-scale sterile compounding outsourcing facilities by voluntarily registering with the FDA under the DQSA.

In January 2014, pursuant to an Agreement and Plan of Merger, PHC was acquired by the CD&R Investor. As a result of the Merger, PHC became our indirectly wholly-owned subsidiary.

In July 2015, we changed our name from CDRF Topco, Inc. to PharMEDium Healthcare Holdings, Inc.

Products and Services

We currently provide over 2,000 SKUs of customized CSPs across several distinct therapy categories in a wide range of concentrations and containers, including syringes, bags, vials and medication cassette reservoirs, to meet specific customer needs. We have the broadest CSP offering in the United States for intravenous and epidural therapies, and our product and service offerings have continued to grow since our inception in 2003 as a result of continued innovation and responsiveness to specific customer requests for new products. The following table describes several of the key therapy categories that our CSPs address:

Therapy Class	Description
Pain Management	• Most commonly outsourced CSPs • Primarily includes solutions for breakthrough pain management, epidural solutions, patient-controlled analgesia and sedation

Operating Room Anesthesia	• Wide variety of uses within the operating room • Our patented labels are designed to enhance drug name clarity and recognition in critical situations

Intensive Care	• Includes admixtures for antibiotic, anticoagulant, cardiac and diuretic services, electrolyte, neuromuscular blocker, pain management and sedation services

Nerve Block	• Diversified delivery system types/sizes/drug concentrations provide flexibility in choice and allow clinicians to individualize a patient’s pain management therapy

Labor and Delivery	• Primarily includes drugs to speed and intensify contractions during labor • Also includes pain management

All of our CSPs are prepared in “sterile-to-sterile” processes. We source sterile drugs, diluents and containers only from manufacturers registered with the FDA. We compound using FDA-approved drugs in finished dosage form and, to a limited extent, certain finished dosage form drugs for which there are no formal FDA approvals but that the FDA currently allows FDA-registered manufacturers to produce under the FDA’s DESI program and its enforcement discretion. We utilize only FDA-approved diluents and FDA-cleared containers. Our CSPs adhere to strict quality control procedures and offer patented color-block labels and National Drug Code-encrypted bar codes. Our CSPs are delivered in forms compatible with medical devices manufactured by every major intravenous and epidural infusion and equipment vendor in the United States.

We use the principles of aseptic processing to maintain sterility of our components throughout the compounding process, which we believe also allows us to maintain a high degree of compliance with state and federal regulations. We perform real-time stability testing to help ensure safety and efficacy through the labeled expiration date. We provide our customers with evidence supporting our extended expiration dating for CSPs, including validated testing procedures, potency tests at room temperature or refrigeration and extreme excursion temperature testing to determine the effect on preparation characteristics.

Our CSPs reflect labeling strategies and innovations that we have developed to help enhance patient safety. We created unique labeling systems and have implemented an automated bar code quality assurance system to help ensure each delivered CSP is in the right concentration, is in the right container and is labeled correctly. Our labels use shapes, colors and TALLman lettering to differentiate drug families, replace potentially confusing text, help clinicians differentiate drugs and drug concentrations and generally improve readability. Our labeling also includes administration warning statements and adds a back-up patient identifier. Our patented safety labels have been designed to reduce the chance of drug administration errors by, for example, enabling a clinician to more easily see the drug name and information regardless of the drug container’s position and orientation.

We continue to invest in research and development to enhance patient safety and better serve the needs of customers. For example, recent innovations such as our I.D. YOUR I.V. label system have been well-received by intensive care nurses who work under stressful intensive care room conditions where the risk of medication mistakes is highest. The I.D. YOUR I.V. label system, one of our many safety innovations, enables care providers to reduce medication errors at the point of care with our highly visible TALLman lettering that helps identify the actual medication that is being administered to the patient directly on the I.V. line itself. This is particularly helpful in situations where a patient has multiple I.V. medications being administered at the same time.

Quality Assurance and Risk Management

Our goal is to provide the highest quality service, which can facilitate the best clinical care and ensure patient safety, and we have operated and designed our organization around this goal. Our facilities have been registered with the FDA since 1993, when they were owned by a predecessor, and have remained registered since 2003. We were one of the first in the industry to voluntarily register with the FDA as an outsourcing facility under Section 503B of the DQSA, thereby subjecting our organization to further FDA oversight, compliance and information transparency requirements. We believe our efforts to ensure that we are subject to the strictest regulatory standards reflect our continued commitment to the highest quality and patient safety.

Our efforts to provide only the highest quality CSPs begin with our employees. Our workforce is highly skilled and provided with extensive training programs. We train and educate all employees on our safety and compliance programs including, among others, various manufacturing protocols such as USP <797> and applicable cGMPs, use of equipment and quality and safety assurances. Our training also involves continuing education programs and a regular safety awareness campaign. Specific quality assurance measures for our employees include:

•	supervision of certified pharmacy technicians by licensed pharmacists;

•	licensing and certification with applicable regulatory and industry authorities;

•	at least seven weeks of upfront extensive training for all compounding personnel;

•	a strict initial 60 day screening of all compounding personnel;

•	demanding daily aseptic process validation procedures;

•	electronic verification systems to verify compliance with quality control procedures;

•	oversight by quality assurance personnel; and

•	oversight by production process and automation engineers.

In the compounding of our CSPs, our highly-trained, licensed pharmacists and pharmacy technicians compound using only sterile drugs, diluents and containers from manufacturers registered with the FDA. We compound using only FDA-approved or allowed drugs in finished dosage form, FDA-approved diluents and FDA-cleared containers. Some other compounding service providers use bulk, non-sterile APIs from various supply sources and manufacture their own drug vials to be used in compounding final preparations, which we believe represents a significantly higher risk compounding process, yielding higher risk CSPs. We complete our CSPs with an RTU presentation featuring the enhanced safety, labeling, stability, sterility assurance and extended expiration dating that often exceed what hospital pharmacies can accomplish on their own. To ensure our CSPs meet the highest quality standards, we have implemented a quality assurance program that we believe meets or exceeds USP <797> and state boards of pharmacy requirements, as well as applicable cGMPs that have been finalized. We are also preparing to comply with applicable guidance of the FDA’s finalized cGMPs. We believe our sterility assurance program provides a validated, repeatable and aseptic process that differentiates us in the market. We also maintain a continuous improvement process program to anticipate and address potential quality issues. See “Risk Factors—Risks Related to Our Business and Our Industry—We have an open Warning Letter and other notices from the FDA relating to violations of FDA requirements at our facilities, and our corrective actions to date may not be sufficient to attain and remain in compliance with FDA requirements, which could significantly disrupt our business” for additional information regarding the FDA Warning Letter and recent FDA inspection observations.

Research and Development

We invest capital to expand our offering of CSPs, enhance our production capabilities, improve our warehouse space, develop new packaging, labeling and processing solutions, refine our quality and safety measures, and develop technology for the automation of syringe filling and the intake and management of customer orders. Historically, our research and development costs have consisted primarily of costs associated with the research and development of new CSPs, such as salaries and other personnel-related expenses for employees involved with research and development activities, pre-launch sterility and stability testing and other related expenses. Our total research and development expenses were $2.0 million, $1.5 million and $2.0 million for Pro Forma 2014 and the years ended December 2013 and 2012, respectively. We expense research and development costs as incurred.

Supplier Relationships

Our CSPs are produced only from FDA-approved or allowed commercially available sterile drugs, FDA-approved drug diluents and FDA-cleared delivery system components. Most of the pharmaceuticals and other inputs that we purchase are available from multiple sources and are available in sufficient quantities to meet our needs and the needs of our customers. However, some pharmaceuticals are only available through a single manufacturer and may be subject to limits on distribution. In such cases, it is important for us to establish and maintain good working relations with the manufacturer in order to ensure sufficient supply to meet our customers’ needs.

We believe our CSPs provide pharmaceutical manufacturers with a strong and unique sales and distribution channel for their existing pharmaceutical products and that strong relationships with key suppliers forged over multiple years and significant purchase volumes allow us to capture favorable terms for raw materials as well as improve continuity of drug supply during temporary supply shortages.

We have multi-year contracts with many of our key suppliers. However, most of our suppliers have the right to cancel their supply contracts with us without cause and after giving notice (generally 90 days or less). Purchases from our top five suppliers represented approximately 51% of cost of goods sold in 2014, and approximately 52% of cost of goods sold in 2013. While the total industry supply base for drugs, diluents and containers is relatively concentrated, we retain relationships with more than one source for a significant portion of our drug inputs. Further, we believe supplier concentration risk is mitigated by our strategic importance to each of our suppliers and the breadth of our product offerings and ability to facilitate migration by our customers to alternative drug therapies when necessary due to shortages or other disruptions.

Sales and Marketing

We sell our compounded sterile preparation services to acute care hospitals and Alternate Sites in the United States. Many of our current and prospective customers are members of GPOs that collectively negotiate pricing and customer service arrangements on behalf of their members. We have pricing agreements with most of the major GPOs in the United States, including HealthTrust Purchasing Group LP, MedAssets Supply Chain

Systems LLC, Novation, LLC and Premier Healthcare Alliance, LP. We have been successful in obtaining preferred provider status with several GPOs, as well as IDNs and larger hospital systems. We recently renewed our contract with Novation, and in April 2015, Novation recognized us as a supplier for excellence with its Compliance and Integrity Supplier Award. Most of our hospital customers are members of a GPO, and therefore a majority of our revenues are subject to these pricing agreements. However, we enter into individual purchase contracts directly with our hospital customers.

We focus our marketing on pharmacy, operating room, anesthesia, intensive care, acute-care nursing and hospital procurement divisions within the hospital setting, contract directly with and sell directly to our hospital customers and do not use third-party wholesalers. We have a fully integrated U.S. sales network comprised of experienced professionals with an average of seven years of healthcare sales, targeting roughly 5,700 hospitals and, more recently, Alternate Sites. Our sales team includes direct field sales representatives, specialty representatives, an inside sales force, a national account team and sales operations and customer service support teams.

We gain access to key hospital decision makers through our more than 60 dedicated sales professionals who are located throughout the country and have a significant track record of responding to customer needs through our dedicated customer service organization, available 24 hours a day, seven days a week. We also have recently enhanced our customer segmentation and sales strategies to drive penetration by better articulating our value proposition to all hospital constituents, including senior hospital management, medication safety officers, physicians and nurses, hospital procurement and the hospital pharmacy itself. Our sales and marketing team is focused on customer retention as well as generating new sales from new and existing customers.

Customer Contracts

We have entered into agreements with most of the major GPOs, which negotiate baseline prices on behalf of their members for an administrative fee. Members have the option, but in general are not obligated, to purchase products from us, and those who do elect to purchase our products enter into individual customer contracts with us. We currently have contracts with over 3,000 customers. Our GPO and individual customer contracts typically have an initial term of three years and provide for termination by either party on specified notice. Our customer contracts include annual CPI-M escalators and other price adjustments for changes in market conditions that allow us to pass along increased costs, such as increased component costs, to our customers. Under our customer contracts, we receive payments directly from hospitals, typically within 30 days after delivery and, as a result, are not exposed to direct reimbursement risks and have limited payment collection issues. We had no single customer contract with a hospital that accounted for more than 1.1% of our total revenue in 2014, and no IDN accounted for more than 3.8% of our total revenue in 2014. One GPO, HealthTrust Purchasing Group L.P., or HPG, owns its member hospitals, and if all our contracts with HPG’s member hospitals were treated like one contract with a single customer, those contracts in the aggregate would have accounted for approximately 12.3% of our total revenues in 2014.

Customer Service and Distribution

Our objective is to provide world-class service to our customers to generate customer loyalty, trust and high satisfaction across all customer contact points. We consistently monitor key performance indicators that drive overall service levels, including center fill rates, timeliness and quality of deliveries, order accuracy, billing accuracy and online ordering penetration, and we have historically achieved targeted metrics. We provide customer support that includes dedicated service 24 hours a day, seven days a week. Over 95% of our orders are received through our online customer resource center or electronic data exchange, and we were one of the first in the industry to offer Electronic 222 (CSOS) ordering for controlled substances. Customers also visit our customer resource center for service and product information, order status, quality assurance information and clinical information.

Through our four compounding centers, which provide over 240,000 square feet of total facility space, we ship an average of 4,700 packages per day to our customers. All deliveries to customers are sent via small parcel through third-party logistics providers, with Federal Express and United Parcel Service being our largest carriers. We ship products to all 50 states and deliveries are made directly to the pharmacy at our hospital customers, which is imperative from a service and regulatory standpoint. As our products have extended expiration dating of up to 90 days and on average in excess of 45 days, hospital customer product deliveries are often made on a recurring schedule via ground delivery service, with limited need for expedited shipments.

Competition

Our industry is highly fragmented and, we believe, still nascent. We believe that there are currently no national players that compete with us in the large-scale, high-quality anticipatory compounding space in our therapeutic categories. Central Admixture Pharmacy Services, or CAPS, a subsidiary of B. Braun Medical, offers a limited number of service lines that directly compete with us and has historically focused on total parenteral nutrition, which is outside of our current service lines and represents a different business model based primarily on patient-specific compounding. We believe the rest of the industry consists of fewer than eight regional competitors, as well as numerous local players that primarily provide patient-specific compounding. As of July 10, 2015, 54 facilities have registered as an outsourcing facility under Section 503B of the DQSA. Of the 54 registered facilities, only 12 are registered as “sterile-to-sterile” compounders, and four of those 12 are our facilities.

We believe safety, quality, transparency, demonstrated regulatory compliance and customization are the principal considerations for hospitals when choosing to outsource CSPs and selecting a provider of outsourced CSPs. Before the end of 2012, we also faced significant price competition, especially from low priced non-“sterile-to-sterile” compounders. Since the fungal meningitis outbreak in 2012, which was caused by low-priced “non-sterile-to-sterile” CSPs, we believe that these other considerations have become much more important than price to our customers. We believe our service offering is difficult to replicate for new entrants because Section 503B outsourced compounding requires error-free production and compliance with extensive and evolving regulations and increasing federal regulatory oversight. In addition, customer confidence and loyalty depend on an established track record of quality and patient safety.

In the future, we could face additional competition from companies that do not currently engage in anticipatory compounding in the United States. These potential competitors may include (i) pharmaceutical manufacturers that currently offer CSPs outside the United States but who are otherwise in the U.S. health care market and may decide to expand their U.S. service offerings to include CSPs; (ii) pharmaceutical manufacturers that may expand their product offerings to include sterile intravenous admixture solutions and CSPs; (iii) regional compounders who provide patient-specific compounding that decide to expand to anticipatory non-patient-specific compounding and register as an outsourcing facility under the DQSA; (iv) large hospitals and IDNs that may decide to develop onsite or shared facilities to self-source anticipatory compounding; and (v) new entrants attracted to the strong growth of our industry.

Management Information Systems

We have invested in scalable and cloud-based information systems designed to allow us to grow efficiently and to deliver and implement our solutions to the growing and expanding business needs of our customers. We have designed our IT operations with high availability and disaster recovery in mind. Our technology solutions provide information and controls for the quality, regulatory, production, operations, e-commerce, marketing, sales, customer service, human resources, legal and finance functions. We have integrated proprietary software packages with advanced, off-the-shelf applications to deliver solutions that we believe provide us with a competitive advantage in our operations. In particular, we have two information systems that we believe significantly enhance our production and e-commerce processes: (i) our recently developed PharMEDium Unified Label System Environment, or PULSE, technology, a system that controls the production and operations procedures, including quality controls, throughout the production process and (ii) our online customer resource center, which enables our customers to place their orders electronically, validate their DEA certifications in real-time and manage their accounts efficiently.

Intellectual Property

We rely on patented technology, unpatented know-how and continuing technological innovation to protect and enhance our products and services. Although in some cases we seek patent protection to help preserve our competitive position, historically we have not sought to patent our CSPs.

The unique labeling of our pre-filled syringes is covered by a series of utility patents, including U.S. Patent Nos. 7,918,830, 8,382,717 and 8,858,506 entitled “Safety Device for Drug Delivery Devices and Containers” and 30 U.S. design patents. We own two utility patents, U.S. Patent Nos. 8,597,271 and 8,808,249, entitled “Intravenous Bag/Line Safety Device,” which relate to our I.D. YOUR I.V. intravenous bag labeling system. We also own U.S. Design Patent D687,894 relating to this system. The expiration dates of our current patents range from 2023 to 2033.

Additionally, our PHARMEDIUM trademark is covered by a number of U.S. Registrations, and our slogans FAR EASIER FAR SAFER PHARMEDIUM and SIMPLE. SAFE. STANDARDIZED. are registered in the U.S. Patent and Trademark Office. We also registered our trademark I.D. YOUR I.V. in the U.S. Patent and Trademark Office. We are currently in the process of registering our new trademarks, CAPTURING CARE and CHECK + CONNECT, relating to our pre-filled syringe and bag products. Generally, registered trademarks have perpetual life, provided that we renew their registrations on a timely basis and continue to use our trademarks properly.

We have also developed proprietary technology that we protect through contractual provisions and confidentiality procedures and agreements.

Other than these patents and trademarks, we do not believe our business is dependent to a material degree on patents, copyrights, trademarks or trade secrets. We may not be able to obtain patent or other forms of protection for inventions or other intellectual property developed by or for us in the future because we may not be the first to invent or apply for such patent protection or such inventions may not be patentable. We do not believe that any of our licenses of third-party intellectual property are material to our business taken as a whole.

Insurance

We maintain products and professional liability coverage to protect us from claims of bodily injury arising out of the use of our CSPs. Our hospital customers require varying coverage limits as part of our contractual agreements to supply products to their specifications. We also maintain business income coverage and real and personal property insurance. Additionally, we maintain workers’ compensation, auto and general liability, executive risk and cyber security and privacy liability insurance.

We believe we have maintained insurance in appropriate amounts; however, if our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially harmed.

Environmental Matters

We are subject to federal, state and local environmental, health and safety requirements which govern, among other things, air emissions, wastewater discharges, worker health and safety and the use, generation, management, storage, handling, transportation, treatment and disposal of hazardous substances and other materials. Non-compliance with these requirements may result in significant fines or penalties or limitations on our operations or claims for remediation costs, as well as alleged personal injury or property damages. We will continue to make expenditures to comply with current environmental requirements. We anticipate that we will incur additional capital and operating costs in the future to comply with new requirements arising from new or amended statutes and regulations. We are not aware of any noncompliance with environmental, health and safety requirements by us, or any obligations under any current or proposed environmental, health and safety requirements applicable to us that we believe will materially and adversely affect us.

Employees

As of June 30, 2015, we had approximately 1,100 full time and temporary employees. We are not subject to any collective bargaining agreements, and we have experienced no work stoppages. We believe our relationship with our employees is good.

Regulatory Matters

Our business, including the business of our customers, third-party vendors and other supply chain partners, is regulated by many government authorities.

Food and Drug Administration

As a sterile compounding outsourcing facility, we are registered with, and regulated by, the FDA under the FDCA. In particular, the DQSA, which sets forth standards applicable to compounding outsourcing facilities such as ours, was enacted on November 27, 2013 creating a new Section 503B in the FDCA, under which a compounder can voluntarily register as an outsourcing facility. Our facilities have been registered with the FDA as a drug manufacturer since 1993. We first registered with the FDA as a compounding outsourcing facility under the DQSA on December 11, 2013 and have implemented DQSA requirements at each of our four facilities.

In July 2014, the FDA issued a draft guidance entitled: Industry Current Good Manufacturing Practice—Interim Guidance for Human Drug Compounding Outsourcing Facilities Under Section 503B of the FD&C Act. According to the FDA, this “interim guidance describes the FDA’s expectations regarding compliance with [cGMP] requirements” for Section 503B compounding facilities. The guidance also notes that the FDA intends to promulgate more specific cGMP regulations for such facilities, but that until “final regulations are promulgated, this guidance describes the FDA’s expectations” regarding outsourcing facility compliance with cGMP requirements for drugs during the interim period. It was initially anticipated that this guidance would be finalized by mid-2015; however, we cannot predict when this will actually occur.

Under DQSA Section 503B, compounding outsourcing facilities are required to submit adverse event reports to the FDA. In February 2015, the FDA issued a draft guidance entitled: Adverse Event Reporting for Outsourcing Facilities Under Section 503B of the Federal Food, Drug, and Cosmetic Act—Guidance for Industry. We have implemented systems to report serious and unexpected adverse events to the FDA, which we believe comply with the requirements of the draft guidance.

Also in February 2015, the FDA issued a draft guidance entitled: Repackaging of Certain Human Drug Products by Pharmacies and Outsourcing Facilities—Guidance for Industry. This draft guidance describes the FDA’s proposed position regarding beyond-use dating, or BUD, of repackaged sterile drug products. At this time, we do not repackage drugs and therefore do not believe that this draft guidance applies to our compounding activities.

Compounding outsourcing facilities have historically been subject to FDA inspections on an irregular basis and are now subject to FDA inspections on a risk-based schedule in accordance with DQSA Section 503B(b)(4). Observations by the FDA of potentially violative conditions during inspections are required to be reported to facility management at the close of the inspection on FDA Form 483. It is common for such reports to be provided in connection with inspections of compounding outsourcing facilities, and observations may be further followed by Warning Letters and other enforcement actions as the FDA deems warranted. All of our facilities were inspected by the FDA in February and March 2013, prior to the November 2013 enactment of the DQSA. We provided timely responses to the FDA Form 483 Notices of Observations received at the close of those inspections. In July 2014, we received a Warning Letter from the FDA related to the early 2013 FDA inspections and our responses to the FDA’s observations. Based on the 2013 FDA inspections, the Warning Letter identified a number of violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, that, in the FDA’s view, caused our drug products to be “adulterated” within the meaning of the FDCA. The Warning Letter noted that, while several of our proposed corrective actions appear adequate, we remained deficient in certain areas, including, but not limited to:

•	failure to demonstrate that our procedures for employee specific aseptic process validation require that testing occur concurrently with the compounding process and in the same production environment;

•	insufficient demonstration through appropriate air flow studies, which must be recorded on video, that our hoods are able to provide adequate protection of the area in which sterile products are processed under day-to-day operating conditions;

•	insufficient operating procedures and requirements for use of sterile gowns and facemasks worn by our operators and inadequate enforcement against operators who disregard written procedures designed to preserve sterility of products; and

•	inadequate testing procedures for monitoring the effectiveness of the aseptic processes and conditions in our production areas.

The FDA strongly recommended that we undertake a comprehensive assessment of our operations, including facility design, procedures, personnel, processes, materials, and systems, and recommended that we engage a consultant with sterile drug manufacturing expertise. In August 2014, we provided a detailed response to the FDA’s Warning Letter, and in September 2014, we believe we completed our standard operating procedure enhancements and met our commitments to the FDA as articulated in the Warning Letter. See “Risk Factors—Risks Related to Our Business and Our Industry—We have an open Warning Letter and other notices from the FDA relating to violations of FDA requirements at our facilities, and our corrective actions to date may not be sufficient to attain and remain in compliance with FDA requirements, which could significantly disrupt our business” for additional information regarding the FDA Warning Letter. Our remediation plans involved enhancing our quality system, facilities, employee training, quality processes and procedures and technology. Our remediation plans are subject to update and revision based on issues encountered by us or our third-party consultants during the remediation process, or on further interaction with the FDA or other regulatory bodies.

Consistent with the FDA’s risk-based schedule, in July 2015, the FDA completed additional on-site inspections of our facilities in Cleveland, Mississippi, Edison, New Jersey and Memphis, Tennessee, and we expect the FDA will inspect our Sugar Land, Texas facility in the next month. As in 2013, the FDA provided Form 483 observations from each inspection. These most recent observations are consistent with the FDA’s inspection-based compliance program under the DQSA and focus on the heightened standards for compounding, reporting and labeling by Section 503B outsourcing facilities. In general, these observations suggest the need for further enhancement of, and improved adherence to, our standard operating procedures. Several repeat observations follow up on issues identified in previous FDA inspections and the Warning Letter. A number of observations relate to draft cGMPs that, if implemented, would establish new requirements for outsourcing facilities. We are preparing our responses which we intend to provide to the FDA by early August, and we have begun implementing further corrective measures.

Drug Enforcement Administration

We maintain registrations with the DEA that enable us to receive, manufacture, store and distribute controlled substances. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. DEA drug scheduling is based on the potential for abuse. Laws enforced by the DEA, as well as similar state agencies, require each of our locations that handle controlled substances to separately register. We follow procedures intended to comply with all applicable federal and state requirements regarding controlled substances.

The CSA governs, among other things, the distribution, recordkeeping, handling, security and disposal of controlled substances. Our compounding outsourcing facilities that handle controlled substances are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess ongoing compliance with DEA and state controlled substances regulations.

Procurement quota requirements imposed by the DEA on our purchases of materials containing controlled substances necessitate regular applications to the DEA for permission to purchase materials essential to the production of many of our CSPs. The DEA quota allocation and approval system has been recently found by a government audit to be inefficient and to potentially contribute to drug shortages due to the untimely actions by the DEA in administering the quota system. Our inability to obtain authorization from the DEA to procure controlled drugs for use in our business could have a material adverse impact on our operations, reputation and results of operations.

State Regulatory Authorities

Our compounding outsourcing facilities are also regulated under the laws of the states where they are located. Our Edison, New Jersey facility is registered by the State of New Jersey as a pharmacy, and drug manufacturer and wholesaler. Our Cleveland, Mississippi facility has a sterile product outsourcer permit from the State of Mississippi. Our Sugar Land, Texas facility is licensed as a pharmacy and as a prescription drug distributor by the State of Texas. Our Memphis, Tennessee facility is licensed by the State of Tennessee as a pharmacy and as a manufacturer, wholesaler and distributor. Each of these facilities employs pharmacists and pharmacist technicians who are licensed as required by their respective states.

In addition to regulation by the states where our facilities are located, we are regulated in a variety of ways in states where our CSPs are sold. For example, although we have no facilities in the State of New York, our facilities are registered by the State of New York as outsourcing facilities, nonresident pharmacies and wholesalers, and New York requires that we have a New York licensed pharmacist in all of our facilities that ship to that state. Similarly, our facilities are licensed by the State of Florida as nonresident RX manufacturers with a nonresident sterile compounding permit. Our three facilities that distribute to California are registered as nonresident pharmacies and carry nonresident sterile compounding permits. Our facilities are licensed in Illinois as wholesale drug distributors. Many states also regulate the manufacture and distribution of controlled drugs, including the states where our facilities are located and the states into which our products are shipped.

We have systems in place to identify state registration, licensing and other requirements applicable to our activities, and we believe that we comply with these requirements in all material respects.

See “Risk Factors—Risks Related to Regulation” for additional information related to regulatory matters.

Corporate Compliance Program and Corporate Integrity Obligations

We have developed a compliance program in an effort to monitor compliance with federal and state laws and regulations applicable to us, to ensure that we maintain high standards of conduct in the operation of our business and to implement policies and procedures so that employees act in compliance with all applicable laws and regulations and our policies. Our program is also designed to monitor compliance with our Code of Conduct, which details our standards for (i) compliance with internal policies and applicable federal, state and local laws, (ii) business ethics and avoiding conflicts of interest and (iii) business conduct and protection of company property.

We have a compliance organization that is designed to prevent, detect and mitigate regulatory risks and includes:

•	an executive compliance committee;

•	a designated Chief Compliance Officer;

•	an anonymous hotline and anonymous email for reporting compliance related issues; and

•	regular compliance training and certification of our Code of Conduct.

We attempt to maintain compliance through:

•	providing guidance, education and proper controls based on the regulatory risks associated with our business;

•	conducting internal audits and reviews to identify any improper practices that may be occurring;

•	resolving compliance related issues in an appropriate manner; and

•	enhancing the ethical culture and leadership of our organization.

The OIG has issued a series of Compliance Program Guidance documents in which the OIG has set out the elements of an effective compliance program. We believe our compliance program has been structured appropriately in light of this guidance. We have implemented all primary compliance program components recommended by the OIG, which include:

•	formal policies and written procedures;

•	designation of a Compliance Officer;

•	education and training programs;

•	internal monitoring and reviews;

•	responding appropriately to detected misconduct;

•	open lines of communication; and

•	discipline and accountability.

In addition, our board of directors reviews our corporate compliance program on an annual basis and determined that our program was effective for 2015.

Our corporate compliance program is based on the overall goal of promoting a culture that encourages employees to conduct activities with integrity, dignity and care for those we serve and in compliance with all applicable laws and policies. We audit compliance with our compliance program quarterly, which we believe is a reasonable and accepted approach. However, we cannot assure you that our program will detect and rectify all compliance issues.

Properties

We intentionally operate redundant compounding facilities, each of which has excess capacity in order to shift customer order fulfillment seamlessly between facilities to the extent necessary to optimize reliable and timely delivery of CSPs to our customers. All our facilities operate in accordance with standardized and validated processes, each defined, implemented and managed through our standard operating procedures.

The following table provides information about each of our locations.

Location	Sq. Ft.	Owned/Leased
Lake Forest, IL	35,502	Leased (expires March 2022)
Sugar Land, TX	74,100	Leased (expires September 2023)
Cleveland, MS	34,043	Leased (expires December 2016)
Memphis, TN	117,848	Owned
Edison, NJ	14,600	Leased (expires December 2015)

We are in the process of building a new state-of-the-art facility in Dayton, New Jersey, which will replace our current facility in Edison, New Jersey. We anticipate opening our new facility during the fourth quarter of 2015. This new facility will be approximately 65,700 square feet and will contain state-of-the-art equipment for the production of CSPs.

Legal Proceedings

Our business is subject to periodic inspections by regulatory authorities, including the FDA, DEA and state boards of pharmacies and health. Such regulatory inspections may lead to Form 483 observations, untitled letters, warning letters, accusations of non-compliance or similar correspondence, voluntary or involuntary product recalls, consent decrees, injunctions to halt the manufacture and distribution of products, seizures of products, monetary sanctions, civil penalties, criminal prosecution and other restrictions on operations.

For more information with respect to FDA Form 483 observations we received in 2013 and 2015 and an FDA Warning Letter we received in 2014, see “—Regulatory Matters—Food and Drug Administration.”

We are currently disputing charges in an administrative enforcement action brought by the California Board of Pharmacy in Case Number 4625, OAH No. 2015030385, which was filed on or about September 13, 2014 before the Board of Pharmacy, Department of Consumer Affairs, State of California, Office of Administrative Hearings. The action involves alleged state regulatory and statutory violations pertaining to our manufacturing and anticipatory compounding and outsourcing practices. The California Board of Pharmacy seeks business license sanctions, including potential revocation or suspension of our California permits and licenses, and monetary penalties.

From time to time, in the ordinary course of business and like others in the industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to such requests for information and investigations in the future.

We are subject to the Medicare and Medicaid fraud and abuse laws, which prohibit, among other things, any false claims, or any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties. We have implemented policies and procedures that management believes will assure that we are in substantial compliance with these laws, but we cannot assure you that the government or a court will not find that some of our business practices violate these laws.

We are subject to litigation arising in the ordinary course of our business, including litigation principally relating to employment matters and workers compensation claims. There can be no assurance that our insurance coverage will be adequate to cover all liabilities occurring out of such claims.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors. The respective age of each individual in the table below is as of June 30, 2015.

Name	Age	Position
Ronald A. Williams	65	Chairman
William R. Spalding	56	Chief Executive Officer and Secretary, Director
Richard J. Kruzynski	62	President
Matthew D. Anderson	44	Vice President, Chief Financial Officer and Treasurer
Jennifer Adams	46	Vice President, Sales
Thomas Cosentino	49	Vice President, Field Operations and Supply Chain
Karen Gramigna-Warren	53	Chief Information Officer
Tanya L. Hayes	39	Vice President and Chief Human Resources Officer
Amy Langan	50	Vice President, Marketing
Todd A. Lesser	50	Vice President, Customer Service and Sales Operations
Thomas W. Rasnic	51	Vice President, Quality, Regulatory Affairs and Research and Development
Susan Sarb	56	Vice President, Corporate Development and Assistant Secretary
George K. Jaquette	40	Director
David N. Jonas	72	Director
Richard J. Schnall	45	Director
Derek L. Strum	37	Director

Ronald A. Williams became a director in, and has served as Chairman of, our board of directors since January 2014. Mr. Williams has been an operating advisor to CD&R since April 2011. Mr. Williams has served as the Chairman and Chief Executive Officer of RW2 Enterprises, LLC since April 2011. Previously, Mr. Williams was Chairman of Aetna Inc. After joining Aetna in 2001, he became President in 2002. He served as Chief Executive Officer from February 2006 to November 2010 and Chairman of the board from October 2006 to April 2011. Mr. Williams is a member of the President’s Management Advisory Board, assembled by President Obama to help bring the best of business practices to the management and operation of the federal government. Mr. Williams serves on the board of directors of American Express Company, Envision Healthcare Holdings, Inc., The Boeing Company and Johnson & Johnson, as well as the Boards of the Peterson Institute for International Economics, and the National Academy Foundation. Prior to joining Aetna, Mr. Williams was Group President of the Large Group Division at WellPoint Health Networks Inc. and President of the company’s Blue Cross of California subsidiary. Mr. Williams is a graduate of Roosevelt University and holds an MS in Management from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Williams brings to our board his extensive management, operations and business experience leading in a rapidly changing and highly regulated industry and his focus on innovation through information technology, as well as his leadership, financial and core business skills, all of which qualify him to serve on our board of directors.

William R. Spalding has served as our Chief Executive Officer and Secretary and as a director since January 2014 following the closing of the Merger. Prior to becoming Chief Executive Officer, he had served as the Executive Vice President of Finance, Strategy, and Legal of PharMEDium since April 2013. He also served as a director of PHC from October 2010 to April 2013. Prior to joining PharMEDium, Mr. Spalding was a partner at the international law firm of King & Spalding LLP, which he rejoined in October 2010 and where he practiced corporate and securities law until December 2012. In 2008, Mr. Spalding co-founded the CrawfordSpalding Group, a turn-around consulting group, where he served as a principal until rejoining King & Spalding LLP. Earlier in his career, Mr. Spalding served as the Executive Vice President of Strategy and Managed Care at CVS Caremark Corporation, as the Executive Vice President of Strategic Initiatives at Caremark RX, Inc. and as the Executive Vice President of Strategic Planning at Per-Se Technologies, Inc. Mr. Spalding is a graduate of Dartmouth College and received a JD from Washington & Lee University School of Law. Mr. Spalding’s

intimate knowledge of our day-to-day operations as Chief Executive Officer, his prior role as outside counsel to corporate boards of directors and audit committees and his significant prior experience in the healthcare industry qualify him to serve on our board of directors.

Richard J. Kruzynski has served as our President since January 2014 following the closing of the Merger. Mr. Kruzynski has served as President of PharMEDium since our inception in 2003. Prior to joining PharMEDium, Mr. Kruzynski founded the COMPASS compounding program and participated in leading business development for Baxter Healthcare Corporation’s premixed drug products’ program. Mr. Kruzynski received a BS in Pharmacy from the University of Pittsburgh and an MBA from the Booth School of Business at the University of Chicago.

Matthew D. Anderson has served as our Vice President, Chief Financial Officer and Treasurer since January 2014 following the closing of the Merger. Mr. Anderson previously served as Vice President and Controller of PharMEDium from June 2013 until January 2014 and, prior to that, as Controller since joining PharMEDium in 2007. Prior to joining PharMEDium, Mr. Anderson held various senior financial and accounting positions of increasing leadership responsibility within the Medical Products and Services Division of Cardinal Health, Inc. He is a Certified Public Accountant licensed in the state of Illinois and holds a BA in Economics from Western Illinois University, an MS in Accountancy from DePaul University and an MBA from the Kellogg School of Management at Northwestern University.

Jennifer Adams has served as our Vice President of Sales since January 2014 following the closing of the Merger. Ms. Adams has served in that role at PharMEDium since January 2010 and prior to that served as our Director of National Sales since joining PharMEDium in 2008. Prior to joining PharMEDium, Ms. Adams served in senior management positions in the Transfusion Therapies, Access Systems and Infusion Systems, and Electronic Infusion Systems Divisions at Baxter Healthcare Corporation. She earned a BA from Northern Illinois University and an MBA from the Kellogg School of Management at Northwestern University.

Thomas Cosentino has served as our Vice President of Field Operations and Supply Chain since January 2014 following the closing of the Merger. Mr. Cosentino has served in that role at PharMEDium since January 2010 and previously served as Director of Field Operations and Supply Chain since joining PharMEDium in 2005. Prior to joining PharMEDium, Mr. Cosentino held senior manufacturing and supply chain management positions at Cardinal Health, Inc. and Baxter Healthcare Corporation. He holds a BS from Northern Illinois University.

Karen Gramigna-Warren has served as our Chief Information Officer since January 2014 following the closing of the Merger. She has served in that role at PharMEDium since June 2007. Prior to joining PharMEDium, Ms. Gramigna-Warren held senior management positions in information technology with Aksys Ltd., Option Care, Inc. and Everest Healthcare. Ms. Gramigna-Warren received a BS in Computer Science and Business from Grand Valley State University and an MBA from the University of Chicago.

Tanya L. Hayes has served as our Vice President and Chief Human Resources Officer since December 2014. Prior to that, she was Vice President, Human Resources at Dyson Inc., a technology company, from 2012 to 2014. Before joining Dyson, Ms. Hayes was Director of Human Resources at Hospira, Inc., a provider of injectable pharmaceutical drugs and infusion technologies, from 2011 to 2012, and Global Director of Human Resources and Operational Excellence at AMETEK, Inc., a manufacturer of electronic instruments and electromechanical devices, from 2008 to 2011. Ms. Hayes earned a BS in Recreation Therapy from Indiana University and an MBA from the Kellogg School of Management at Northwestern University.

Amy Langan has served as our Vice President of Marketing since January 2014 following the closing of the Merger. She has served in that role at PharMEDium since January 2010 and previously served as Director of Marketing since joining PharMEDium in 2003. Prior to joining PharMEDium, Ms. Langan held a senior marketing management position at Baxter Healthcare Corporation. She holds a BA from the University of Cincinnati.

Todd A. Lesser has served as our Vice President of Customer Service and Sales Operations since January 2014 following the closing of the Merger. He had also served in this role at PharMEDium since January 2010 and previously served as Director of Customer Service and Sale Operations since joining PharMEDium in 2006. Prior to joining PharMEDium, Mr. Lesser held senior management positions with Baxter Healthcare Corporation. He earned a BS in Accounting from the University of Indiana, an MBA from the Booth School of Business at the University of Chicago and an Ed.D in Educational Leadership from National Louis University.

Thomas W. Rasnic has served as our Vice President of Quality, Regulatory Affairs and Research and Development since January 2014 following the closing of the Merger, and in the same role at PharMEDium since 2010. Prior to that, Mr. Rasnic was Vice President of Quality and Regulatory Affairs at Cardinal Health, Inc., a healthcare services company, from 2004 to 2010. Mr. Rasnic previously held other senior management positions at Cardinal Health, Inc. and CareFusion Corporation. Mr. Rasnic is a Six Sigma Certified Engineer, and a Certified “Auditor/Lead Auditor.” He holds a BS in Industrial Engineering from Northern Illinois University and an MBA from Keller Graduate School.

Susan Sarb has served as our Vice President of Corporate Development since March 2015, and as Assistant Secretary since July 2015. Previously, she worked as a consultant from January 2013 to March 2015. From November 2008 to July 2012 she served as Chief Financial Officer at Chef Solutions, a private equity-owned food manufacturer. While she was at Chef Solutions, Ms. Sarb oversaw the sale of that company under Section 363 of the United States Bankruptcy Code in November 2011. Ms. Sarb had previously served as the Senior Director, Finance Global Supply Chain for G.D. Searle/Pharmacia Pharmaceuticals. Ms. Sarb holds a BS in Accountancy, from the University of Illinois and an MBA from the Kellogg School of Management at Northwestern University.

George K. Jaquette became a director in January 2014. Mr. Jaquette has been a partner at CD&R since 2008 and has been with the firm since 1999. Mr. Jaquette currently serves as a director of Solenis and Univar and formerly served on the boards of VWR International, Inc., AssuraMed, Inc. and Diversey, Inc. Previously, he worked in the principal investment area and investment banking division of Goldman, Sachs & Co. He also worked at K Capital Management, a multi-strategy investment firm. Mr. Jaquette holds an MBA from Harvard Business School. Mr. Jaquette’s extensive knowledge of the capital markets give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

David N. Jonas became a director in January 2014. Mr. Jonas founded PHC in 2003 and was its Chairman and Chief Executive Officer until January 2014. He is also the Founder, President and Chief Executive Officer of JVC Investment Partners LLC, a firm that provides private investment and strategic support to early stage and middle market businesses in the healthcare space. Prior to founding JVC Investment Partners and PharMEDium, Mr. Jonas held a number of senior management positions with Baxter including the co-founder and COO/CFO of Renal Therapy Services Worldwide Inc., a subsidiary of Baxter International Inc. Mr. Jonas served on boards of various privately held companies and non-for-profit organizations. Mr. Jonas received a BS degree in Finance and an MBA from Roosevelt University. Mr. Jonas’ deep knowledge of the healthcare industry, in general, and the pharmaceutical services and compounding industries, in particular, as well as his extensive executive and financial experience qualify him to serve on our board of directors.

Richard J. Schnall became a director in January 2014. Mr. Schnall has been a partner at CD&R since 2001 and has been with the firm since 1996. Mr. Schnall is currently a director of US Foods, Inc., Envision Healthcare Holdings, Inc., David’s Bridal, Inc. and Healogics, Inc. and formerly served on the boards of directors of VWR International, Inc., AssuraMed, Inc., Sally Beauty Holdings, Inc. and Diversey, Inc. Mr. Schnall is a graduate of the Wharton School of Business at the University of Pennsylvania and holds an MBA from Harvard Business School. Mr. Schnall’s extensive knowledge of the capital markets, experience as a director of other businesses in the healthcare industry give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

Derek L. Strum became a director in January 2014. Mr. Strum is a principal at CD&R since 2007 and has been with the firm since 2003. He currently serves as a director of Healogics. Previously, he worked in the investment banking division of Morgan Stanley and at York Capital Management, a multi-strategy investment firm. Mr. Strum holds an MBA from Columbia Business School. Mr. Strum’s extensive knowledge of the capital markets gives him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

Corporate Governance

Board Composition and Director Independence

Our board of directors is currently composed of six directors. Prior to the completion of this offering, we expect to appoint two additional directors to our board of directors so that our board will be composed of eight directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms as follows:

•	Our Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2018.

•	Our Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019.

•	Our Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and By-Laws—Classified Board of Directors.”

Prior to the completion of this offering, we and the CD&R Investor will enter into a stockholders agreement, or the stockholders agreement, pursuant to which, among other matters, the CD&R Investor will have the right to designate nominees for our board of directors, whom we refer to as the CD&R Designees, subject to the maintenance of specified ownership requirements. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our board of directors is led by our non-executive Chairman, Mr. Williams, a CD&R Designee. The stockholders agreement will provide that a CD&R Designee will serve as our Chairman of the board of directors as long as the CD&R Investor holds at least 25% of the outstanding shares of our common stock.

The number of members on our board of directors may be fixed by resolution adopted from time to time by the board of directors. Subject to our stockholders agreement, any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

With respect to any vacancy of a CD&R Designee, the CD&R Investor will have the right to designate a new director for election by a majority of the remaining directors then in office.

Our board of directors has determined that             and            are “independent” as defined under NYSE and the Exchange Act rules and regulations.

Controlled Company

After the completion of this offering, we anticipate that the CD&R Investor will control a majority of the voting power of our outstanding common stock. The CD&R Investor will own approximately     % of our

common stock after the completion of this offering (or approximately     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). Accordingly, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance rules and requirements. The “controlled company” exception does not modify audit committee independence requirements of Rule 10A-3 under the Exchange Act and the NYSE rules.

Board of Committees

Upon the completion of this offering, our board of directors will maintain an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Executive Committee. Under the NYSE rules, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be composed entirely of independent directors. As a NYSE controlled company, we are not required to have independent Compensation or Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit Committee

Our Audit Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee will be responsible for reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Prior to the completion of this offering, we expect the members of our Audit Committee to be              (Chairperson),             and              . Our board of directors has designated             and            as “audit committee financial experts,” and each of the three members has been determined to be “financially literate” under the NYSE rules. Our board of directors has also determined that             and             are “independent” as defined under NYSE and Exchange Act rules and regulations.

Compensation Committee

Our Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. Our Compensation Committee will also periodically review management development and succession plans. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Prior to the completion of this offering, we expect the members of our Compensation Committee to be             (Chairperson),             and              . In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under listing standards applicable to membership on the Compensation Committee, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Compensation Committee. We intend to establish a sub-committee of our Compensation Committee consisting of              and             for purposes of approving any compensation that we may wish to qualify as “performance-based compensation” under Section 162(m) of the Code.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Prior to the completion of this offering, we expect the members of our Nominating and Corporate Governance Committee to be              (Chairperson),             and             . In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Nominating Committee be composed entirely of independent directors, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Nominating Committee.

Executive Committee

The executive committee will be responsible, among its other duties and responsibilities, for assisting the board of directors with its responsibility and, except as may be limited by law, our certificate of incorporation or by-laws, to exercise the powers and authority of the board of directors while the board of directors is not in session. The members of our executive committee are              ,              and              .

Code of Conduct and Financial Code of Ethics

We have a Code of Conduct that applies to all of our all of our officers, employees and directors and, prior to the completion of this offering, we expect that the board of directors will adopt a “Financial Code of Ethics” that will apply to our Chief Executive Officer, Chief Financial Officer, corporate officers with financial and accounting responsibilities, including the Controller/Chief Accounting Officer, Treasurer and any other person performing similar tasks or functions. The Financial Code of Ethics and the Code of Conduct each address matters such as conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Financial Code of Ethics and the Code of Conduct will be available without charge on the investor relations portion of our website upon the completion of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation of our named executive officers, or NEOs, who are comprised of our Chief Executive Officer and our two other most highly compensated executive officers during fiscal year 2014 who were serving as our executive officers at the end of fiscal year 2014.

Name and Principal Position	Year	Salary ($)(1)		Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
William R. Spalding	2014	385,423	(2)	5,067,385	420,561	46,961	5,920,330
Chief Executive Officer

Richard J. Kruzynski	2014	247,732		1,536,905	131,280	13,621	1,929,538
President

Matthew D. Anderson	2014	190,197		702,585	61,623	6,592	960,997
Vice President and Chief Financial Officer

(1)	Amounts do not reflect base salary paid by PHC prior to the Merger on January 28, 2014.

(2)	In consideration for his agreement to forego his entitlement under his employment agreement to a company-paid apartment in or around Lake Forest, Illinois, Mr. Spalding’s annual base salary rate was increased by $29,779, the estimated annual cost of such an apartment, effective July 1, 2014, from $400,000 to $429,779.

(3)	Amounts reflect the aggregate grant date fair value of stock options granted in the year computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these values are included in Note 8 to our consolidated financial statements included elsewhere in this prospectus. Amounts do not reflect stock options granted by PHC prior to the Merger that were converted to options to purchase shares of our common stock in connection with the Merger.

(4)	The material terms of our annual cash incentive plan for 2014 are described below under the heading “—Management Incentive Compensation Plan.”

(5)	The total amounts shown in the “All Other Compensation” column are comprised of the following items, as applicable to each NEO:

Name	401(k) Company Contribution($)	Car Allowance($)	Commuting Expenses($)	Housing Expenses($)
William R. Spalding	7,625	—	24,653	14,683
Richard J. Kruzynski	7,621	6,000	—	—
Matthew D. Anderson	6,592	—	—	—

Employment Agreements

The material terms of each NEO’s employment agreement or offer letter are described below under the heading “—Potential Payments upon Termination or Change in Control.”

Equity Compensation Plan

Stock Incentive Plan. On January 28, 2014, our board of directors adopted the CDRF Topco, Inc. Stock Incentive Plan, or the Stock Incentive Plan, which provides for stock purchases and grants of stock options to our officers, other key employees, and directors. To date, only options to purchase shares of our common stock have been granted under the Stock Incentive Plan.

In connection with the Merger, certain members of our management entered into rollover agreements with us, pursuant to which they agreed to exchange certain of their then-existing options to purchase shares of PHC common stock into options to purchase shares of our common stock. Pursuant to their respective rollover agreements, Messrs. Spalding and Anderson each agreed to receive, in lieu of cash, the value of certain of their PHC options at the closing of the Merger in the form of fully-vested rollover options to acquire shares of our common stock, which is referred to in this prospectus as the “Rollover.” The options that were received by Messrs. Spalding and Anderson in respect of the Rollover are vested and fully exercisable. In addition, each of our NEOs received grants of options to acquire shares of our common stock. These options vest in part based on continued employment with us and in part on the satisfaction of performance conditions, in each case as more fully described below under the heading “—Outstanding Equity Awards at 2014 Fiscal Year-End.”

Under the Stock Incentive Plan, an executive’s unvested stock options normally are canceled upon the termination of his or her employment, except for terminations due to death or disability. Upon death or disability, unvested stock options vest and remain exercisable for 180 days (or, if sooner, until the options’ normal expiration date). In the case of a termination for “cause” (as defined in the Stock Incentive Plan), the executive’s unvested and vested stock options (other than options granted in the Rollover) are canceled as of the effective date of the termination and options granted in the Rollover are cancelled and, in exchange, the executive will be paid the “notional cause repurchase value” (as defined in the applicable option agreement) no later than 10 business days following the termination. Following a termination of the executive’s employment other than for “cause,” vested options are canceled unless the executive exercises them within 90 days (180 days if the termination was due to death, disability, or retirement) or, if sooner, prior to the options’ normal expiration date.

If we experience a “change in control” (as defined in the Stock Incentive Plan), options will generally accelerate and be canceled in exchange for a payment equal to the price per share offered in conjunction with any transaction resulting in such change in control minus the exercise price of the applicable option, unless our board of directors elects to allow alternative awards in lieu of acceleration and payment.

Management Incentive Compensation Plan

For the 2014 plan year, we granted annual cash incentive awards under our annual cash incentive compensation plan, which we refer to as the Management Incentive Compensation Plan, or MICP. Each of our NEOs is entitled to earn annual cash incentive compensation under the MICP, up to a percentage of the officer’s annual base salary. The portion of the target award payable to each NEO for 2014 was based upon the level of achievement of pre-established and pre-communicated annual financial and operational performance goals for 2014, with the relative weight of the financial and operational goals based upon the NEO’s position.

Under the 2014 MICP, each officer’s annual base salary rate as of the fiscal year end was used for purposes of calculating awards. Accordingly, Mr. Spalding’s target award was 100% of $429,779, Mr. Kruzynski’s target award was 50% of $268,315 and Mr. Anderson’s target award was 30% of $206,000.

The financial goals under the 2014 MICP consisted of Adjusted EBITDA, gross margin and revenue. Adjusted EBITDA is a non-GAAP financial measure as described above (see “Prospectus Summary—Summary Historical Consolidated Financial Data”). The operational goals under the 2014 MICP consisted of quality and patient safety; capacity/process improvement; customer service; sales and marketing; and DQSA leadership. We attained 104.4% achievement of these financial goals and 91.3% of these operational goals, which resulted in total cash incentive payments under the 2014 MICP to our NEOs as set forth in the following table:

Name	Base Salary($)	Target (as % of Base Salary)	Financial Goals Weight	Operational Goals Weight	Financial Goals Payment (104.4%) ($)	Operational Goals Payment (91.3%)($)	Total Payment ($)
William R. Spalding	429,779	100%	50%	50%	224,367	196,194	420,561
Richard J. Kruzynski	268,315	50%	50%	50%	70,037	61,243	131,280
Matthew D. Anderson	206,000	30%	25%	75%	16,131	45,491	61,622

Following this offering, we intend to continue to grant annual cash incentive awards to our NEOs and other employees under the MICP that are consistent with the awards under the MICP for 2014.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table sets forth information concerning the number of unexercised stock options and equity plan awards for each of the NEOs as of December 31, 2014.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(#)		Number of Securities Underlying Unexercised Options Unexercisable(#)(2)		Option Exercise Price ($)	Option Expiration Date
William R. Spalding	4/23/2013	9,687	(1)	0		140.71	4/23/2021
	1/28/2014	0		11,600	(3)	1,032.10	1/28/2024
Richard J. Kruzynski	3/28/2014	0		3,500	(4)	1,032.10	3/28/2024
Matthew D. Anderson	7/29/2013	400	(1)	0		140.71	7/29/2021
	3/28/2014	0		1,600	(5)	1,032.10	3/28/2024

(1)	In conjunction with the Merger, Messrs. Spalding and Anderson elected to exchange certain of their stock options in PHC for stock options to acquire shares of our common stock. The options to acquire shares of our common stock maintained the same expiration date as the corresponding PHC option. All of the PHC options were either vested prior to January 28, 2014 or their vesting was accelerated as of January 28, 2014 in accordance with the terms of the applicable option agreements and the equity plan under which the PHC options were granted.

(2)	Each option award reflected in this column is divided into two tranches of stock options, called “Tranche 1 Options” and “Tranche 2 Options.” Tranche 1 Options are time-based options and Tranche 2 Options are performance-based options.

Tranche 1 Options vest in four equal annual installments beginning on the first anniversary of the grant date, provided that the executive remains in continuous employment with us from the date of grant. Tranche 1 Options are subject to accelerated vesting in certain events as further described below in “—Potential Payments upon Termination or Change in Control.”

Tranche 2 Options vest in four equal installments based upon the executive’s remaining in continuous employment with us through the end of the applicable fiscal year and the achievement of Adjusted EBITDA targets. The Tranche 2 Options that do not vest in a fiscal year are also subject to vesting on a “catch-up” basis based on EBITDA performance in subsequent fiscal years. All Tranche 2 Options eligible to vest based on our 2014 performance vested following the end of 2014 based on our level of 2014 Adjusted EBITDA achievement. In the event of a change in control of the company, a portion of the unvested Tranche 2 Options with respect to future fiscal years will vest based on the percentage of the Tranche 2 Options that vested with respect to the achievement of performance goals in completed fiscal years compared to the total number of Tranche 2 Options that could have vested in those completed fiscal years.

(3)	Comprised of 9,280 Tranche 1 Options and 2,320 Tranche 2 Options.

(4)	Comprised of 2,800 Tranche 1 Options and 700 Tranche 2 Options.

(5)	Comprised of 1,280 Tranche 1 Options and 320 Tranche 2 Options.

Retirement Benefits

We maintain a 401(k) plan for the benefit of our eligible employees, including our NEOs, under which participants are permitted to contribute up to 100% of their compensation on a pre-tax basis, subject to U.S. Internal Revenue Code limits. We make matching contributions under the 401(k) plan on a payroll by payroll basis of 50% of the first 6% of compensation contributed by each participant to the plan, which matching contributions vest over six years.

We do not maintain any retirement plans other than the 401(k) plan.

Potential Payments upon Termination or Change in Control

Spalding Employment Agreement. Mr. Spalding is party to an employment agreement, originally entered into with PharMEDium Services LLC as of April 23, 2013, and amended effective December 31, 2013 in connection with the Merger. Under his employment agreement, Mr. Spalding serves as our Chief Executive Officer and is entitled the following compensation and benefits: an initial base annual salary of $400,000 (which was raised to $429,779 effective as of July 1, 2014); participation in the MICP with a target annual award opportunity of 100% of base salary; stock options; participation in our employee benefit plans on the same terms generally as our other senior executive officers; four weeks of paid vacation each year; and reimbursement for actual commuting costs incurred by Mr. Spalding to commute to and from his principal residence in Nashville, Tennessee and our offices in Lake Forest, Illinois, in an amount not to exceed one round trip coach class airfare per week.

Under his employment agreement, if Mr. Spalding is terminated by us without cause (as defined in the agreement) or by Mr. Spalding for good reason (as defined in the agreement), he will be entitled to severance, payable in a lump sum, in an amount equal to one year of his base salary plus the target amount that he otherwise would have been eligible to receive under the MICP for the period of one year following termination.

Mr. Spalding’s severance benefits under his employment agreement are contingent upon his execution of a waiver and release of claims against us and his compliance with certain confidentiality and other restrictive covenants set forth in his employment agreement.

Mr. Spalding is subject under a separate employment agreement, entered into April 23, 2013, to certain confidentiality and other restrictive covenants.

In addition to the severance benefits provided under his employment agreement, Mr. Spalding is entitled to accelerated vesting of his equity awards in connection with a change in control of the company or on certain qualifying terminations of employment (as described in more detail below). If Mr. Spalding’s employment is terminated due to his death or disability, any unvested Tranche 1 Options held by Mr. Spalding will vest and if Mr. Spalding’s employment is terminated by us without cause or by Mr. Spalding for good reason (as those terms are defined in the Stock Incentive Plan), any unvested Tranche 1 Options held by Mr. Spalding that would have vested on the next anniversary of the grant date will vest. Upon a change in control of the company, any unvested Tranche 1 Options held by Mr. Spalding will vest and any unvested Tranche 2 Options held by Mr. Spalding will vest as further described above in footnote (2) under “—Outstanding Equity Awards at 2014 Fiscal Year-End.” If the vesting upon a change in control would cause Mr. Spalding to receive an “excess parachute payment” under Section 280G of the Internal Revenue Code, then certain payments to him may be reduced to the extent necessary to eliminate any excess parachute payment.

Kruzynski Offer Letter. Mr. Kruzynski is party to an offer letter with us, dated August 4, 2003. Under his offer letter, Mr. Kruzynski is entitled to the following compensation and benefits: an initial annual base salary of $161,099 (which has been increased from time to time and was $268,315 as of June 1, 2014); participation in the MICP with a target annual award opportunity of 30% of base salary (which has been increased over time and was 50% for fiscal year 2014); standard executive benefits under our employee benefit plans; and four weeks of paid vacation each year.

Pursuant to his offer letter, if Mr. Kruzynski is terminated by us without cause (as defined in the offer letter) or by Mr. Kruzynski for good reason (as defined in the offer letter), he will be entitled to severance in an amount equal to one year of his base salary plus the target amount that he otherwise would have been eligible to receive under the MICP for the period of one year following termination.

Mr. Kruzynski is subject under a separate employment agreement, also entered into August 4, 2003, to certain confidentiality and other restrictive covenants.

In addition to the severance benefits provided pursuant to his offer letter, Mr. Kruzynski is entitled to accelerated vesting of his equity awards in connection with a change in control of the company or on a termination of his employment due to death or disability. If Mr. Kruzynski’s employment is terminated due to his death or disability, any unvested Tranche 1 Options held by Mr. Kruzynski will vest. Upon a change of control of the company, any unvested Tranche 1 Options held by Mr. Kruzynski will vest and any unvested Tranche 2 Options held by Mr. Kruzynski will vest as further described above in footnote (2) under “—Outstanding Equity Awards at 2014 Fiscal Year-End.” If the vesting upon a change in control would cause Mr. Kruzynski to receive an “excess parachute payment” under Section 280G of the Internal Revenue Code, then certain payments to him may be reduced to the extent necessary to eliminate any excess parachute payment.

Anderson Employment Agreement. Mr. Anderson is not entitled to any non-equity-related severance benefits under any employment agreement with us, although he is subject to certain confidentiality and other restrictive covenants under an employment agreement with us dated March 12, 2007.

Mr. Anderson is entitled to accelerated vesting of his equity awards in connection with a change in control of the company or on a termination of his employment due to death or disability. If Mr. Anderson’s employment is terminated due to his death or disability, any unvested Tranche 1 Options held by Mr. Anderson will vest. Upon a change of control of the company, any unvested Tranche 1 Options held by Mr. Anderson will vest and any unvested Tranche 2 Options held by Mr. Anderson will vest as further described above in footnote (2) under “—Outstanding Equity Awards at 2014 Fiscal Year-End.” If the vesting upon a change in control would cause Mr. Anderson to receive an “excess parachute payment” under Section 280G of the Internal Revenue Code, then certain payments to him may be reduced to the extent necessary to eliminate any excess parachute payment.

Changes to the Executive Compensation Program in Connection with the Initial Public Offering

Prior to the completion of this offering, we expect to evaluate our compensation plans to determine whether they should be modified, or whether new plans or programs should be adopted, in connection with the offering. We currently expect that we will adopt an omnibus equity incentive plan with terms that are customary for public companies.

Director Compensation for 2014 Fiscal Year

The following table sets forth information regarding compensation for each of our non-employee directors in 2014. Mr. Spalding also served as a director in 2014 but did not receive any additional compensation for his service as a director.

Name	Option Awards ($)(1)	Total ($)(1)
George K. Jaquette	—	—
David N. Jonas	—	—
Richard J. Schnall	—	—
Derek L. Strum	—	—
Ronald A. Williams	917,371	917,371

(1)	Amounts reflect the aggregate grant date fair value of stock options granted in the year computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these values are included in Note 8 to our consolidated financial statements included elsewhere in this prospectus. At the end of 2014, Mr. Williams held 2,100 such stock options.

On January 28, 2014, Mr. Williams received a grant of 2,100 stock options to purchase shares of our common stock under the Stock Incentive Plan, which at the time of grant were scheduled to vest in five equal installments, with the first installment vesting on January 28, 2015, and the remaining installments vesting on January 28 of the four subsequent calendar years, subject to the continued provision of services by Mr. Williams to us (with accelerated vesting due to termination of service by reason of Mr. Williams’ death or disability). All of these stock options remained outstanding at the end of 2014 and none of our other directors had any stock options or stock awards outstanding at the end of 2014.

Mr. Williams’ stock options were amended in May 2015 to provide that if the “grant date investor percentage” is greater than the vested percentage of Mr. Williams’ options on any date that he remains in service as a director, his options will become vested to the extent of the grant date investor percentage. The “grant date investor percentage” generally is a fraction, expressed as a percentage, the numerator of which is the number of shares of our common stock owned by Clayton, Dubilier & Rice Fund IX, L.P., CD&R Advisor Fund IX, L.P. and CD&R Forest Holdings, L.P., or, collectively, the Investors, as of the effective date of the Stock Incentive Plan that have been disposed of by the Investors to third parties following the effective date, and the denominator of which is the number of shares owned by the Investors as of the effective date.

We do not pay any additional remuneration to any of our other directors who are either our officers or principals or employees of the CD&R Affiliates. However, all such directors are reimbursed for reasonable travel and lodging expenses incurred to attend meetings of our board of directors or a committee thereof.

Changes to the Director Compensation Program in Connection with the Initial Public Offering

We intend that, in connection with the completion of this offering, our board of directors will adopt a director compensation program for our non-employee directors, other than our directors who are principals or employees of the CD&R Affiliates, which shall apply upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

During 2014, our Compensation Committee was comprised of George K. Jaquette, Richard J. Schnall and Ronald A. Williams, each of whom is an affiliate of CD&R. See “—Certain Relationships and Related Party Transactions” for a discussion of agreements between us, CD&R and the CD&R Affiliates. No member of our Compensation Committee in 2014 has served as an officer or employee of ours or any of our subsidiaries. In addition, in 2014 none of our executive officers served as a director or as a member of the compensation committee of a company which had an executive officer serve as a director or as a member of our Compensation Committee.

Compensation Risk Assessment

Our Compensation Committee assessed our compensation policies and practices to evaluate whether they create risks that are reasonably likely to have a material adverse effect on us. Based on its assessment, our Compensation Committee concluded that our compensation policies and practices do not create incentives to take risks that are reasonably likely to have a material adverse effect on us. We believe we have allocated our compensation among base salary, short-term incentives and long-term equity in such a way as to not encourage excessive risk-taking.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of June 30, 2015 with respect to the ownership of our common stock by:

•	each person known to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	each selling stockholder

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on approximately 373,158 shares of our common stock outstanding as of June 30, 2015, and                      shares outstanding following this offering. The numbers of shares on the following table have not yet been adjusted to reflect our anticipated stock split prior to completion of this offering.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o PharMEDium Healthcare Holdings, Inc., Two Conway Park, 150 North Field Drive, Suite 350, Lake Forest, IL 60045.

	Shares Beneficially Owned Before the Offering and After the Offering Assuming the Underwriters’ Option is Not Exercised(1)				Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares Owned	Percent of Class Before the Offering (%)	Shares Offered Hereby	Percent of Class After the Offering (%)	Number	Percent
CD&R Forest Holdings, L.P.(2)	332,085.56	88.99
JVC Management LLC(3)	34,000	9.11	0		34,000
Ronald A. Williams(4)(5)	2,358	*		*		*
David N. Jonas(6)	34,000	9.11	0		34,000
George K. Jaquette(5)	0	0	0	0	0	0
Richard J. Schnall(5)	0	0	0	0	0	0
Derek L. Strum(5)	0	0	0	0	0	0
William R. Spalding(7)	12,829	3.33	0	*	12,829
Richard J. Kruzynski(7)	3,575	*	0	*	3,575	*
Matthew D. Anderson(7)	800	*	0	*	800	*
All current directors and executive officers as a group (16 persons)(7)	57,097	14.64

*	Less than one percent.

(1)	The selling stockholders have granted the Underwriters an option to purchase up to an additional shares.

(2)	CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”), as general partner of CD&R Forest Holdings, L.P., may be deemed to beneficially own the shares of the company’s common stock. CD&R Holdings GP expressly disclaims beneficial ownership of the shares of the company’s common stock in which CD&R Forest Holdings, L.P. has beneficial ownership. Investment and voting decisions with respect to the shares of the company’s common stock held by CD&R Forest Holdings, L.P. are made by an investment committee comprised of more than ten investment professionals of CD&R, or the “Investment Committee.” All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Forest Holdings, L.P. or CD&R Holdings GP. CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the shares of the company’s common stock directly held by CD&R Forest Holdings, L.P. Such persons expressly disclaim such beneficial ownership. The address for each of CD&R Forest Holdings, L.P. and CD&R Holdings GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(3)	JVC Management LLC is controlled by David N. Jonas and owned by Mr. Jonas and his family. As a result, Mr. Jonas may be deemed to beneficially own the listed shares of common stock held. Mr. Jonas is a member of our board of directors. The business address for JVC Management LLC is 650 Dundee Road, Suite 380, Northbrook, Illinois 60062.

(4)	Includes 420 shares of common stock issuable upon the exercise of options that are currently exercisable or that will become exercisable by August 29, 2015.

(5)	Does not include common stock held by the CD&R Investor. Messrs. Williams, Jaquette, Schnall and Strum are directors of PharMEDium Healthcare Holdings, Inc. Messrs. Jaquette, Schnall and Strum principals of CD&R and Mr. Williams is an operating advisor to CD&R. They expressly disclaim beneficial ownership of the shares held by The CD&R Investor. The address for Messrs. Williams, Jaquette, Schnall and Strum is 375 Park Avenue, New York, New York 10152.

(6)	Reflects the shares described in Note (3) above. Mr. Jonas is one of our directors and controls JVC Management LLC, and, as such, may be deemed to beneficially own the shares held by JVC Management LLC.

(7)	Includes shares which the current executive officers have the right to acquire prior to August 29, 2015 through the exercise of stock options: Mr. Spalding, 12,587 shares; Mr. Kruzynski, 200 shares and Mr. Anderson, 800 shares. All current executive officers as a group have the right to acquire 16,792 shares prior to August 29, 2015 through the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, we expect that our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person,” or a “Related Person Transaction,” which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, our board of directors, acting through our Audit Committee, must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of PharMEDium or a nominee to become a director of PharMEDium; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Stockholders Agreement

Prior to completion of this offering, we expect to enter into a stockholders agreement with the CD&R Investor. The stockholders agreement will grant the CD&R Investor the right to designate for nomination for election to our board of directors a number of CD&R Designees equal to:

•	at least a majority of the total number of directors comprising our board of directors at such time as long as the CD&R Investor owns at least 50% of the outstanding shares of our common stock;

•	at least 40% of the total number of directors comprising our board of directors at such time as long as the CD&R Investor owns at least 40% but less than 50% of the outstanding shares of our common stock;

•	at least 30% of the total number of directors comprising our board of directors at such time as long as the CD&R Investor owns at least 30% but less than 40% of the outstanding shares of our common stock;

•	at least 20% of the total number of directors comprising our board of directors at such time as long as the CD&R Investor owns at least 20% but less than 30% of the outstanding shares of our common stock; and

•	at least 5% of the total number of directors comprising our board of directors at such time as long as the CD&R Investor owns at least 5% but less than 20% of the outstanding shares of our common stock.

For purposes of calculating the number of CD&R Designees that the CD&R Investor is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded to the nearest whole number and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors.

With respect to any vacancy of a CD&R-designated director, the CD&R Investor will have the right to designate a new director for election by a majority of the remaining directors then in office.

The stockholders agreement will provide that a CD&R Designee will serve as the Chairman of our board of directors as long as the CD&R Investor owns at least 25% of the outstanding shares of our common stock.

The stockholders agreement will also grant to the CD&R Investor certain other rights, including specified information and access rights.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with substantially all of our stockholders, including the CD&R Investor. The registration rights agreement will grant to the CD&R Investor the right to cause us, at our expense, to use our reasonable best efforts to register shares held by the CD&R Investor for public resale, subject to specified limitations. If we register any of our common stock following our initial public offering, the CD&R Investor and the other parties to the registration rights agreement will also have the right to require us to use reasonable best efforts to include shares of our common stock held by them, subject to specified limitations, including as determined by the underwriters. The registration rights agreement will provide for us to indemnify the stockholders party to that agreement and their affiliates in connection with the registration of our common stock.

Consulting Agreement

In connection with the Merger, we, Parent and PHC entered into a consulting agreement with CD&R, pursuant to which CD&R provides us with financial, investment banking, management, advisory and other services. The annual consulting fee payable to CD&R under the consulting agreement is $1.5 million, plus out-of-pocket expenses. We are also required to pay CD&R a fee equal to 1.0% of the transaction value of certain financing and acquisition or disposition transactions completed by us, plus out-of-pocket expenses, or such lesser amount as CD&R and we may agree.

Pursuant to the consulting agreement, we paid CD&R an annual consulting fee of $1.5 million during 2014. In addition, CD&R received $17.0 million of consideration as part of their net capital contribution in the Company of $326.0 million, plus expenses of $0.4 million, for certain financial, investment banking, management advisory and other services performed by CD&R prior to the consummation of the Merger.

In connection with this offering, we will enter into a termination agreement with CD&R, pursuant to which the parties will agree to terminate the ongoing consulting fee described above. Pursuant to the termination agreement, we intend to pay CD&R a termination fee of $         million, payable upon consummation of this offering. Thereafter, the annual consulting fee will terminate. No transaction fee will be payable to CD&R under the consulting agreement as a result of this offering.

Indemnification Agreements

In connection with the consummation of the Merger, we and PHC entered into separate indemnification agreements (i) with CD&R and the CD&R Investor, referred to collectively as the CD&R Affiliates, and (ii) with each of George K. Jaquette, David N. Jonas, Richard J. Schnall, William R. Spalding, Derek L. Strum and Ronald A. Williams as our directors.

Under the indemnification agreements with the CD&R Affiliates, we and PHC, subject to specified limitations, jointly and severally agreed to indemnify the CD&R Affiliates and certain of their affiliates against specified liabilities arising out of performance of the consulting agreement and certain other claims and liabilities. Under the indemnification agreements with our directors, we, subject to specified limitations, jointly and severally agreed to indemnify the directors against certain liabilities arising out of their service as one of our directors.

Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

David N. Jonas Compensation as Former CEO of PHC

In connection with his prior service as the Chief Executive Officer of PHC, our director David N. Jonas earned a combined salary and bonus of approximately $1,330,000 for the year ended December 31, 2012, $837,000 for the year ended December 31, 2013, and $33,000 for the year ended December 31, 2014. In addition, Mr. Jonas received an equity award during 2013 valued at approximately $14 million. In connection with the termination of his service as Chief Executive Officer, Mr. Jonas received a severance payment of approximately $2.7 million.

William R. Spalding Compensation as a Director

In connection with his prior service as a director of PHC, our CEO William R. Spalding received a bonus of $125,000 for the year ended December 31, 2012.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated by-laws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the listing of our common stock on the NYSE and will be filed as exhibits to the registration statement of which this prospectus forms a part and to the applicable provisions of the DGCL.

General

Upon the listing of our common stock, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share and                  shares of undesignated preferred stock, par value $0.01 per share. Upon the listing of our common stock, there will be                  shares of our common stock issued and outstanding, not including                  shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that our board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the Credit Facilities. See “Dividend Policy.”

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of June 30, 2015, we had 373,158 shares of common stock outstanding and 12 holders of record of common stock. The number of shares has not yet been adjusted to reflect our anticipated stock split prior to the completion of this offering.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon the completion of this offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholders Meeting

Our amended and restated by-laws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Common Stock. We are issuing                  shares of our authorized common stock in this offering. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Authorized but Unissued Shares of Preferred Stock. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Classified Board of Directors. Upon the listing of our common stock, in accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three classes, Class

I, Class II and Class III, with members of each class serving staggered three-year terms. Under our amended and restated certificate of incorporation, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors, but in no event may the number of directors be less than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, subject to our stockholders agreement with respect to the director designation rights of the CD&R Investor. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors until the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock. Thereafter, our amended and restated certificate of incorporation will provide that directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.

Stockholder Advance Notice Procedure. Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary (x) not less than 90 days nor more than 120 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders, provided that stockholder action may be taken by written consent in lieu of a meeting until the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock.

Amendments to Certificate of Incorporation and By-Laws. Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our board of directors and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, at any time when the CD&R Investor owns less than 40% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing:

•	liability and indemnification of directors;

•	corporate opportunities;

•	elimination of stockholder action by written consent if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock;

•	prohibition on the rights of stockholders to call a special meeting if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock;

•	removal of directors for cause if the CD&R Investor ceases own at least 40% of our outstanding common stock;

•	classified board of directors; and

•	required approval of the holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if the CD&R Investor ceases to own at least 40% of the outstanding shares of our common stock.

In addition, our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of the holders of (x) as long as the CD&R Investor owns at least 40% of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 66 2⁄3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203, until the first date on which the CD&R Investor ceases to beneficially own (directly or indirectly) at least 5% of the outstanding shares of our common stock. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the CD&R Investor or any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither the CD&R Investor nor any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of PharMEDium, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of PharMEDium. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us, our stockholders, creditors or other constituents by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising under the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation or amended and restated by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Market Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “PMHC”.

Transfer Agent and Registrar

Upon the listing of our common stock, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,                  shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon the completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will, subject to a 180-day lock-up period, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of                  shares of common stock are subject to outstanding stock options previously granted under our stock incentive plans as of                  2015, and an additional                  shares of common stock will be available for grants of additional equity awards under stock incentive plans to be adopted prior to the completion of this offering.

Lock-up Agreements

Upon the completion of the offering, our directors and executive officers, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, will have signed lock-up agreements, under which they will agree not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of                                                    for a period of 180 days after the date of this prospectus. These agreements are described below under “Underwriting.”

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with the CD&R Investor. This agreement will grant the CD&R Investor the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

DESCRIPTION OF CERTAIN INDEBTEDNESS

First Lien Credit Facilities

PHC is the borrower under a $435.0 million first lien credit facility (the “First Lien Credit Facilities”) pursuant to the terms of a First Lien Credit Agreement dated January 28, 2014 among PHC, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and the other agents party thereto (the “First Lien Credit Agreement”), providing for the First Lien Term Loan Facility in an original principal amount of $360.0 million and the Revolving Credit Facility in an original principal amount of $75.0 million. A portion of the borrowings under the Revolving Credit Facility is available for the issuance of letters of credit and swing line loans, which are subject to $15.0 million sub-limits each. The First Lien Term Loan Facility matures on January 28, 2021 and amortizes at a rate of 1.0% per annum. The Revolving Credit Facility matures on January 28, 2019. In addition, the First Lien Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon PHC’s request and without the consent of any other lender.

Subject to certain conditions and without the consent of the then existing lenders (but subject to the receipt of commitments), either the First Lien Term Loan Facility or the Revolving Credit Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) $100.0 million plus (ii) an additional amount as will not cause the first lien net leverage ratio after giving effect to the incurrence of such additional amount to exceed 4.75:1.00.

As of June 30, 2015, PHC had $339.5 million of outstanding loans under the First Lien Term Loan Facility. Subject to certain conditions, the Revolving Credit Facility may be drawn from time to time to finance for general corporate purposes. As of June 30, 2015, there were no outstanding borrowings under the Revolving Credit Facility (other than $0.3 million of letters of credit) therefore PHC had the ability to borrow an additional $74.7 million under the Revolving Credit Facility.

Interest Rates and Fees

The loans under the First Lien Term Loan Facility bear interest at a rate equal to (i) LIBOR, plus 3.25%, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate, (y) 0.50% in excess of the overnight federal funds rate and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, 2.25%. The loans made under the First Lien Term Loan Facility are subject to a LIBOR “floor” of 1.00%.

The loans under the Revolving Credit Facility bear interest at a rate equal to (i) LIBOR, plus a margin of 2.75%, 3.00% or 3.25% based on the company’s first lien net leverage ratio, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate, (y) 0.50% in excess of the overnight federal funds rate and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, a margin of 1.75%, 2.0% or 2.25% based on PHC’s first lien net leverage ratio.

Prepayments

The First Lien Term Loan Facility is subject to mandatory prepayment in an amount equal to (a) 50% of excess cash flow (as defined in the credit agreement), with a reduction to zero based upon achievement of a specified first lien net leverage ratio, (b) 100% of the net cash proceeds received from the incurrence of indebtedness by PHC or any of its restricted subsidiaries (other than indebtedness permitted under the First Lien Term Loan Facility, excluding certain specified refinancing indebtedness), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by PHC and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of $15.0 million and subject to the right of PHC and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and other exceptions.

If at any time the sum of the amount outstanding under the Revolving Credit Facility (including revolving loans, letters of credit outstanding and swing line borrowings thereunder) exceeds the total amount of lenders’ revolving commitments thereunder, prepayments of revolving loans and/or swing line borrowings will be required in an amount equal to such excess.

Voluntary prepayments of borrowings under the First Lien Credit Facilities are permitted at any time, subject to minimum principal amount requirements, without premium or penalty, subject to customary LIBOR breakage costs.

Guarantee; Security

All obligations under the First Lien Credit Facilities are guaranteed by CDRF Parent, Inc., PHC’s direct parent and each current and future direct and indirect wholly-owned U.S. restricted subsidiary of PHC, other than certain excluded subsidiaries.

All obligations of PHC and each guarantor under the First Lien Credit Facilities are secured by a first priority lien on substantially all tangible and intangible assets of PHC and each guarantor, including PHC’s capital stock and the capital stock of each direct material U.S. subsidiary of PHC and each guarantor, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by PHC or any guarantor, subject to customary exceptions.

Covenants, Representations and Warranties

The First Lien Credit Facilities contain customary representations and warranties and customary affirmative and negative covenants. The negative covenants include restrictions on, among others:

•	the incurrence of additional indebtedness and liens;

•	dividends and other distributions or the purchase, redemption or retirement of capital stock;

•	the purchase, redemption or retirement of certain junior indebtedness;

•	loans and investments;

•	entering into agreements that limit PHC’s or its subsidiaries’ ability to pledge assets, make distributions or loans to PHC or transfer assets to PHC;

•	asset sales;

•	affiliate transactions;

•	consolidations, mergers or sale of substantially all assets;

•	voluntary payments or modifications of junior indebtedness; and

•	lines of business.

The First Lien Term Loan Facility does not contain financial maintenance covenants. The Revolving Credit Facility contains a springing financial maintenance covenant, which requires PHC to comply with a maximum consolidated first lien net leverage ratio, tested on a quarterly basis at any time that PHC has a certain amount of revolving loans and/or letters of credit outstanding.

Events of Default

The First Lien Credit Facilities include customary events of default, including events of default relating to the nonpayment of principal or interest when due, inaccuracy of representations or warranties in any material respect, violation of covenants, failure to comply with the financial covenant (with respect to the Revolving

Credit Facility), default under other loan document of the First Lien Credit Facilities, cross-default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of guarantees, certain other loan documents or liens, asserted invalidity of any intercreditor agreement and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

Second Lien Term Loan Facility

PHC is also the borrower under a $200.0 million second lien term facility pursuant to the terms of a Second Lien Credit Agreement dated January 28, 2014 among PHC, the lenders from time to time party thereto, Credit Suisse AG, as administrative agent and collateral agent and the other agents party thereto (the “Second Lien Credit Agreement”), providing for the Second Lien Term Loan Facility in an original principal amount of $200.0 million. The Second Lien Term Loan Facility matures on January 28, 2022. There are no amortization payments under the Second Lien Term Loan Facility. In addition, the Second Lien Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon PHC’s request and without the consent of any other lender.

Subject to certain conditions and without the consent of the then existing lenders (but subject to the receipt of commitments), the loans under the Second Lien Term Loan Facility may be expanded (or a new term loan facility added) by up to (i) $50.0 million plus (ii) an additional amount as will not cause the net total secured leverage ratio after giving effect to the incurrence of such additional amount to exceed 7.00:1.00.

As of June 30, 2015, the PHC had $185.0 million of outstanding loans under the Second Lien Term Loan Facility.

Interest Rates and Fees

The loans under the Second Lien Term Loan Facility bear interest at a rate equal to (i) LIBOR, plus 6.75%, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate, (y) 0.50% in excess of the overnight federal funds rate and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, 5.75%. The loans made under the Second Lien Term Loan Facility are subject to a LIBOR “floor” of 1.00%.

Prepayments

The Second Lien Term Loan Facility is subject to mandatory prepayment in an amount equal to (a) 50% of excess cash flow (as defined in the credit agreement), with a reduction to zero based upon achievement of a specified first lien net leverage ratio, (b) 100% of the net cash proceeds received from the incurrence of indebtedness by PHC or any of its restricted subsidiaries (other than indebtedness permitted under the Second Lien Term Loan Facility, excluding certain specified refinancing indebtedness), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by PHC and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of $18.0 million and subject to the right of PHC and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and other exceptions. Mandatory prepayments may only be made to the extent permitted under the First Lien Credit Agreement, and only with amounts that were declined by the first lien lenders under the mandatory prepayment provisions thereunder.

Voluntary prepayments of borrowings under the Second Lien Term Loan Facility are permitted at any time, subject to minimum principal amount requirements and subject to customary LIBOR breakage costs. Prepayments made after January 28, 2015 but on or prior to January 28, 2016 are subject to a prepayment premium equal to 1.0% of the amounts so prepaid. Prepayments may be made after January 28, 2016 without premium or penalty.

Guarantee; Security

All obligations under the Second Lien Term Loan Facility are guaranteed by CDRF Parent, Inc., PHC’s direct parent company and each current and future direct and indirect wholly-owned U.S. restricted subsidiary of PHC, other than certain excluded subsidiaries.

All obligations of PHC and each guarantor under the Second Lien Term Loan Facility are secured by a second priority lien on substantially all tangible and intangible assets of PHC and each guarantor, including PHC’s capital stock and the capital stock of each direct material U.S. subsidiary of PHC and each guarantor, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by PHC or any guarantor, subject to customary exceptions.

Covenants, Representations and Warranties

The Second Lien Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants that are substantially similar to the covenants applicable to the First Lien Credit Facilities. The negative covenants include restrictions on, among others:

•	the incurrence of additional indebtedness and liens;

•	dividends and other distributions or the purchase, redemption or retirement of capital stock;

•	the purchase, redemption or retirement of certain junior indebtedness;

•	loans and investments;

•	entering into agreements that limit PHC’s or its subsidiaries’ ability to pledge assets, make distributions or loans to PHC or transfer assets to PHC

•	asset sales;

•	affiliate transactions;

•	consolidations, mergers or sale of substantially all assets;

•	voluntary payments or modifications of junior indebtedness; and

•	lines of business.

The Second Lien Term Loan Facility does not contain financial maintenance covenants.

Events of Default

The Second Lien Term Loan Facility includes customary events of default, including events of default relating to the nonpayment of principal or interest when due, inaccuracy of representations or warranties in any material respect, violation of covenants, default under other loan document of the Second Lien Term Loan Facility, cross-default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of guarantees, certain other loan documents or liens, asserted invalidity of any intercreditor agreement and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income and estate tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “Sale, Exchange or Other Disposition of

Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Special documentation requirements apply to claim benefits under such a tax treaty when our common stock is held through certain foreign intermediaries or non-U.S. entities that are pass-through entities.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

(i)	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

(ii)	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, that we have not been at any time during the five-year period ending as of the date of this offering and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) on or after January 1, 2017, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy on a pro rata basis up to                  additional shares of common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $         per share.

The following tables shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

Paid by the Company

	Without exercise of option	With exercise of option
Per share	$	$
Total	$	$

Paid by the Selling Stockholders

	Without exercise of option	With exercise of option
Per share	$	$
Total	$	$

We and the selling stockholders estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million. We have agreed to reimburse the underwriters for expenses up to $25,000 related to clearance of this offering with FINRA. The underwriters have agreed to reimburse us in an amount of $         million for certain expenses of the offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, or file with the SEC a registration statement under the Act relating to, any of our securities that are substantially similar to the securities offered hereby, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock or any such substantially similar securities or publicly disclose the intention to make any offer, sale, disposition or filing, or (ii) enter into any swap or other agreement that transfers any of the economic consequences of ownership of our common stock or any such other securities (in each case except as provided in the underwriting agreement), in each case without the prior written consent of                     , for a period of 180 days after the date of this prospectus.

Our directors, executive officers and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                      offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any such securities held by them, or any options or warrants to purchase any shares of our common stock, shares acquired upon the vesting of restricted stock units or settlement of deferred stock units or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock. The lock-up agreements will contain exceptions for, among other things, dispositions of shares of our common stock to us or our retention of shares of our common stock to satisfy tax withholding obligations or in payment of the exercise or purchase price in connection with the exercise of options to purchase common stock.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute payments that the underwriters may be required to make in that respect.

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “PMHC”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters do not expect sales to discretionary accounts to exceed 5 percent of the total number of shares offered.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the “Order,” or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX” or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or “FINMA,” and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” from and including the date on which the European Union Prospectus Directive, or the “EU Prospectus Directive,” was implemented in that Relevant Member State, or the “Relevant Implementation Date,” an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA.” This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

where no consideration is or will be given for the transfer;

where the transfer is by operation of law;

as specified in Section 276(7) of the SFA; or

as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

Certain of the underwriters and their affiliates are full-service financial institutions that have provided in the past to us and our affiliates and may provide from time to time in the future various services, which may include sales and trading, investment management, investment research, principal investment, hedging, market making, brokerage, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of each of the underwriters, other than Merrill Lynch, Pierce, Fenner & Smith, Incorporated, are lenders and/or agents under the Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of PharMEDium Healthcare Holdings, Inc. (formerly known as CDRF Topco, Inc.) at December 31, 2014 (Successor) and 2013 (Predecessor), and for the period from January 28, 2014 through December 31, 2014 (Successor), the period from January 1, 2014 through January 27, 2014 (Predecessor), and for the years ended December 31, 2013 and December 31, 2012 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to PharMEDium and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from PharMEDium Healthcare Holdings, Inc., Two Conway Park, 150 North Field Drive, Suite 350, Lake Forest, Illinois 60045.

We will be subject to the informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (www.pharmedium.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statement of Operations and Comprehensive Income (Loss) for (i) the period from January  28, 2014 through December 31, 2014 for the Successor and the period from January 1, 2014 through January 27, 2014 for the Predecessor, (ii) the year ended December 31, 2013 for the Predecessor and (iii)  the year ended December 31, 2012 for the Predecessor

F-3
Consolidated Balance Sheets as of December 31, 2014 for the Successor and as of December 31, 2013 for the Predecessor	F-4

Consolidated Statement of Stockholders’ Equity (Deficit) for (i) the period from January  28, 2014 through December 31, 2014 for the Successor and the period from January 1, 2014 through January 27, 2014 for the Predecessor, (ii) the year ended December 31, 2013 for the Predecessor and (iii)  the year ended December 31, 2012 for the Predecessor

F-5

Consolidated Statement of Cash Flows for (i) the period from January 28, 2014 through December  31, 2014 for the Successor and the period from January 1, 2014 through January 27, 2014 for the Predecessor, (ii) the year ended December 31, 2013 for the Predecessor and (iii) the year ended December  31, 2012 for the Predecessor

F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for (i)  the six months ended June 30, 2015 for the Successor and (ii) the period from January 28, 2014 through June 30, 2014 for the Successor and the period from January 1, 2014 through January 27, 2014 for the Predecessor

F-29
Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	F-30

Condensed Consolidated Statement of Cash Flows for (i) the six months ended June  30, 2015 for the Successor and (ii) the period from January 28, 2014 through June 30, 2014 for the Successor and the period from January 1, 2014 through January 27, 2014 for the Predecessor

F-31
Notes to Condensed Consolidated Financial Statements	F-32

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of PharMEDium Healthcare Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PharMEDium Healthcare Holdings, Inc., as of December 31, 2014 (Successor) and 2013 (Predecessor), and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for the period from January 28, 2014 to December 31, 2014 (Successor) and the period from January 1, 2014 to January 27, 2014 (Predecessor) and for the years ended December 31, 2013 and 2012 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PharMEDium Healthcare Holdings, Inc. at December 31, 2014 (Successor) and 2013 (Predecessor), and the consolidated results of its operations and its cash flows for the period from January 28, 2014 to December 31, 2014 (Successor) and the period from January 1, 2014 to January 27, 2014 (Predecessor) and for the years ended December 31, 2013 and 2012 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

July 22, 2015

PharMEDium Healthcare Holdings, Inc.

Consolidated Statement of Operations and Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	Successor	Predecessor
	Period January 28, through December 31, 2014	Period January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net sales	$349,460	$24,681	$293,102	$206,522
Cost of sales	228,670	15,388	193,613	139,848

Gross margin	120,790	9,293	99,489	66,674
Selling, general and administrative expenses	48,053	31,438	33,201	35,970
Amortization of intangible assets	34,724	7	106	110

Income (loss) from operations	38,013	(22,152)	66,182	30,594
Other expense:
Interest expense	31,482	395	6,239	2,112
Loss on extinguishment of debt	1,045	1,838	482	—

Income (loss) before provision for income taxes	5,486	(24,385)	59,461	28,482
Provision (benefit) for income taxes	334	(6,556)	19,526	8,935

Net income (loss)	$5,152	$(17,829)	$39,935	$19,547

Other comprehensive loss, net of tax Unrealized loss on derivative financial instruments	(129)	—	—	—

Comprehensive income (loss)	$5,023	$(17,829)	$39,935	$19,547

Per share of common stock:
Basic net income (loss)	$13.84	$(23.38)	$54.63	$26.00

Diluted net income (loss)	$13.58	$(23.38)	$51.06	$25.33

Weighted-average common shares outstanding:
Basic	372,336	762,696	731,009	751,781
Diluted	379,462	762,696	782,091	771,824

The accompanying notes are an integral part of these consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Successor	Predecessor
	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash	$19,968	$22,588
Accounts receivable, net	34,858	32,123
Receivables, other	2,798	2,315
Inventories	28,549	20,740
Prepaid expenses and other current assets	5,371	2,779

Total current assets	91,544	80,545
NON-CURRENT ASSETS:
Other non-current assets	57	171
Property and equipment, net	35,043	23,664
Intangible assets, net	401,980	345
Goodwill	561,409	—

TOTAL ASSETS	$1,090,033	$104,725

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term debt and short-term borrowings	$4,887	$6,740
Accounts payable	14,760	11,677
Sales incentives and other customer liabilities	9,721	6,753
Payroll and related benefits	4,677	4,552
Income taxes payable	—	766
Deferred tax and other accrued liabilities	9,857	6,461

Total current liabilities	43,902	36,949
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	509,648	89,756
Deferred tax liabilities	150,780	6,034

Total non-current liabilities	660,428	95,790
Commitments and contingencies	—	—
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.01 par value; 5,000,000 authorized, 372,421 issued and outstanding in 2014; $0.01 par value; 1,101,140 Series A, 100,000 Series B, 205,000, Series C shares authorized; 577,561 Series A, 100,000 Series B, 63,357 Series C shares issued and outstanding in 2013)	4	7
Additional paid-in capital	380,676	806
Employee note receivable	—	(156)
Retained earnings (accumulated deficit)	5,152	(28,671)
Accumulated other comprehensive loss	(129)	—

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	385,703	(28,014)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,090,033	$104,725

The accompanying notes are an integral part of these consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Consolidated Statement of Stockholders’ Equity (Deficit)

(In thousands)

	Common Stock	Additional Paid-in Capital	Employee Note Receivable	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Stockholders’ Equity (Deficit)
Predecessor
Balance at January 1, 2012	$8	$66,366	$(147)	$(56,474)	$—	$9,753
Stock-based compensation expense	—	80	—	—	—	80
Earned interest	—	—	(5)	—	—	(5)
Dividends declared and paid	—	(66,446)	—	(29,710)	—	(96,156)
Net income	—	—	—	19,547	—	19,547

Balance at December 31, 2012	8	—	(152)	(66,637)	—	(66,781)
Stock issued	—	129	—	—	—	129
Stock-based compensation expense	—	677	—	—	—	677
Earned interest	—	—	(4)	—	—	(4)
Stock repurchased and retired	(1)	—	—	(1,969)	—	(1,970)
Net income	—	—	—	39,935	—	39,935

Balance at December 31, 2013	7	806	(156)	(28,671)	—	(28,014)
Stock-based compensation expense	—	15,397	—	—	—	15,397
Issuance of stock upon exercise of options	1	2,863	(908)	—	—	1,956
Excess tax benefit from stock compensation expense	—	10,925	—	—	—	10,925
Net loss	—	—	—	(17,829)	—	(17,829)

Balance at January 27, 2014	$8	$29,991	$(1,064)	$(46,500)	$—	$(17,565)

Successor
Balance at January 28, 2014	$—	$—	$—	$—	$—	$—
Investment by CD&R and shareholders, net of issuance costs	4	377,689	—	—	—	377,693
Stock-based compensation expense	—	2,972	—	—	—	2,972
Issuance of stock upon exercise of options	—	15	—	—	—	15
Derivative financial instruments, net of tax $0.1 million	—	—	—	—	(129)	(129)
Net income	—	—	—	5,152	—	5,152

Balance at December 31, 2014	$4	$380,676	$—	$5,152	$(129)	$385,703

The accompanying notes are an integral part of these consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Consolidated Statement of Cash Flows

(In thousands of dollars)

	Successor	Predecessor
	Period January 28, through December 31, 2014	Period January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
OPERATING ACTIVITIES:
Net income (loss)	$5,152	$(17,829)	$39,935	$19,547
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	39,727	282	4,234	4,491
Amortization of deferred financing fees and debt discount	2,447	40	532	570
Loss on extinguishment of debt	1,045	1,838	482	—
Compensation expense related to stock-based awards	2,972	15,397	677	80
Excess tax benefit from stock-based plans	—	(10,925)	—	—
Deferred income taxes	(14,498)	(4,439)	5,188	(70)
Changes in operating assets and liabilities:
Accounts receivable, net	(3,406)	670	(7,651)	(6,565)
Inventory	(6,647)	(433)	(4,645)	(4,484)
Prepaid expenses and other receivables	(703)	(354)	(1,746)	(1,523)
Other assets	29	120	(119)	32
Payables and accrued liabilities	(3,826)	15,247	6,883	5,875
Income taxes payable	10,068	(2,118)	(686)	804

Net cash provided by (used in) operating activities	32,360	(2,504)	43,084	18,757
INVESTING ACTIVITIES:
Merger, net of cash acquired	(844,777)	—	—	—
Capital expenditures	(5,288)	(1,006)	(6,325)	(3,244)

Net cash used in investing activities	(850,065)	(1,006)	(6,325)	(3,244)
FINANCING ACTIVITIES:
Investment by CD&R and shareholders	327,607	—	—	—
Proceeds from long-term debt	560,000	—	—	115,000
Payments on long-term debt	(26,700)	—	(17,750)	(41,058)
Proceeds from short-term debt	2,744	—	2,460	1,642
Payments on short-term debt	(2,449)	(248)	(2,036)	(827)
Payments of discounts and fees to issue debt	(23,544)	—	(566)	(2,277)
Proceeds from the exercise of stock options	15	2,071	129	—
Excess tax benefit from stock-based plans	—	10,925	—	—
Repurchase of common stock	—	—	(1,969)	—
Dividends paid to shareholders	—	—	—	(96,156)

Net cash provided by (used in) financing activities	837,673	12,748	(19,732)	(23,676)

NET INCREASE (DECREASE) IN CASH	19,968	9,238	17,027	(8,163)
CASH, beginning of period	—	22,588	5,561	13,724

CASH, end of period	$19,968	$31,826	$22,588	$5,561

Supplemental disclosure of Cash Flow information:
Cash paid during the period
Income taxes, net of taxes refunded	$4,558	$—	$15,023	$8,201
Interest	$26,048	$—	$6,171	$1,309
Non-cash activities
Additions to property and equipment included in accounts payable and other accrued liabilities	$345	$351	$761	$338

The accompanying notes are an integral part of these consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 1—General

PharMEDium Healthcare Holdings, Inc. (the “Company” or “Successor”) provides outsourced hospital pharmacy admixture compounded solutions throughout the United States of America. The Company’s revenues are generated almost entirely through sales to hospitals.

In July 2015, the Company legally changed its name from CDRF Topco, Inc. to PharMEDium Healthcare Holdings, Inc. CDRF Topco, Inc. was formed in December 2013 to acquire PharMEDium Healthcare Corporation (“PHC” or “Predecessor”). Prior to the acquisition, the Company had no assets or operations of its own. On January 28, 2014, the Company announced the closing of the transaction under which PHC was acquired pursuant to a merger between PHC and CDRF Merger Sub, Inc., which is a wholly owned subsidiary of CDRF Parent, Inc., which is a wholly owned subsidiary of the Company (the “Merger”), controlled by investment funds affiliated with Clayton, Dubilier and Rice (“CD&R”). Pursuant to the terms of the Merger, CDRF Merger Sub, Inc. was merged with PHC, and PHC was the surviving corporation. Upon consummation of the Merger, all outstanding shares of PHC were converted into the right to receive cash or shares of PharMEDium Healthcare Holdings, Inc. The Merger consideration, excluding acquisition costs, was approximately $926.7 million, including $97.5 million of PHC debt paid by CDRF Parent, Inc. immediately prior to the close of the transaction.

PHC has three 100% owned subsidiaries: PharMEDium Services, LLC is headquartered in Illinois and has operating locations in New Jersey, Mississippi, Tennessee, and Texas. The majority of PharMEDium Services, LLC’s customers are hospitals. PharMEDium R.E. LLC is headquartered in Illinois. PharMEDium R.E. LLC owns and leases an operating facility to PharMEDium Services, LLC in Tennessee. PharMEDium Pharmacy Services, LLC is headquartered in Illinois and has no activity.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The historical financial statements and footnotes are presented on a Successor and Predecessor basis. The Predecessor historical financial statements and information are comprised of PHC’s consolidated results of operations and financial position prior to the Merger on January 28, 2014. The Successor historical financial statements and information are comprised of the consolidated results of operations and financial position of the Company beginning on January 28, 2014, the date of the Merger, which is the date the Company commenced its operations. The Company had no operations or assets prior to January 2014. As a result of the application of business combination accounting at the time of the Merger, the consolidated financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. See Note 14 for more information on the application of business combination accounting. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless otherwise indicated, all financial data presented in these consolidated financial statements are expressed in U.S. dollars.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. Subsidiaries are consolidated if the Company has a controlling financial interest, which may exist based on ownership of a majority of the voting interest, or based on the Company’s determination that it is the primary beneficiary of a variable interest entity. The Company did not have any interests in variable interest

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

entities during the periods presented in these consolidated financial statements. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

When preparing financial statements in conformity with GAAP, the Company must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition, Sales Returns, Allowances and Sales Incentive Programs

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenue when products are delivered to the customer under the terms of the arrangement.

Net sales include product sales and freight charges invoiced to customers, net of any estimated discounts, returns or customer rebates. The Company records estimated reduction of revenue for discounts, rebates and sales incentives to customers, and returns and other adjustments in the period the related sales are recorded. Estimated sales returns are recorded as a reduction to revenue and were not material for any period presented in the accompanying consolidated financial statements. The cost of shipping products to customers is included in cost of sales. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales.

Accounts Receivable

Accounts receivable are stated at sales value less an allowance for doubtful accounts (allowance of $0.2 million and $0.1 million at December 31, 2014, and 2013, respectively) and represent uncollateralized customer obligations. The allowance against gross accounts receivables reflect the best estimate of probable losses determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Accounts receivable are charged off after all reasonable means to collect the full amount have been exhausted.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Inventories consisted as of December 31, as follows:

	Successor	Predecessor
(in thousands)	2014	2013
Finished goods	$4,267	$2,660
Raw materials	24,282	18,080

Total inventories	$28,549	$20,740

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related debt using the effective interest method.

Property and Equipment, net

At December 31, 2014, property and equipment are stated at their estimated fair value as of January 28, 2014 in connection with the Merger, plus additions to property and equipment subsequent to this date that are recorded at cost, net of accumulated depreciation and amortization. At December 31, 2013, property and equipment are stated at cost. Maintenance and repairs that do not extend the useful life of the asset are charged to expense as incurred. Expenditures for improvements that increase asset values and/or extend useful lives are capitalized. Leasehold improvements are capitalized and amortized over the lesser of the term of the applicable lease, including renewable periods if reasonably assured, or the useful life of the improvement. Depreciation and amortization are recorded on a straight-line method, which are as follows:

Years
Land improvements	10 -15
Building and improvements	5 - 39
Machinery and equipment	7
Office equipment	3 - 4
Furniture and fixtures	5
Capitalized software	3 - 5

The Company evaluates the carrying value of property and equipment for impairment if an event occurs or circumstances change that would indicate the carrying value may not be recoverable. If an asset is tested for possible impairment, the Company compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the asset is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its estimated fair value.

The Company capitalizes interest costs on long-term capital projects as an increase to property and equipment, when material.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

Property and equipment, net consisted as of December 31, as follows:

	Successor	Predecessor
(in thousands)	2014	2013
Land	$850	$869
Land improvements	1,034	837
Buildings and improvements	11,633	9,195
Machinery and equipment	9,685	11,370
Office equipment	2,714	5,399
Furniture and fixtures	3,277	6,702
Leasehold improvements	5,575	9,021
Capitalized software	1,736	4,050

	36,504	47,443
Less accumulated depreciation	(4,950)	(28,149)

	31,554	19,294
Construction in progress	3,489	4,370

Property and equipment, net	$35,043	$23,664

Depreciation expense was $5.0 million, $0.3 million, $4.1 million, and $4.4 million for the period January 28, 2014 through December 31, 2014, the period January 1 through January 27, 2014, and for the years ended December 31, 2013 and 2012, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired from the Merger. Goodwill is tested for impairment annually on October 1, or more frequently if circumstances indicate a potential impairment exists. To assess goodwill the Company utilizes a two-step impairment test.

The first step of the two-step annual impairment test involves comparing the fair value of the applicable reporting unit with the aggregate carrying value, including goodwill. The Company determines the fair value of its single reporting unit using a combination of two valuation methods: a market approach (peer group multiples) and an income approach (discounted cash flow method). Absent an indication of fair value from a potential buyer or similar specific transactions, the Company believes that the use of these two methods provides a reasonable estimate of fair value.

If the book value of the reporting unit exceeds its fair value, the Company would perform the second step to estimate an implied fair value of the Company’s goodwill by allocating the fair value to all of the assets and liabilities (including any unrecognized intangible assets). The difference between the total fair value of the reporting unit and the fair value of all its identified assets and liabilities is the implied fair value of that reporting unit’s goodwill. The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill.

Intangible assets consist of customer relationships, intellectual property trademarks, trade names, and internally-developed technology. The intangible assets have finite lives and are amortized utilizing a straight-line

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

methodology due to the uncertainty around the projected future cash flows utilized to determine these assets. Intangible assets are tested for impairment if an event occurs or circumstances change that indicates the carrying value may not be recoverable.

See Note 10 for additional information about goodwill and intangible assets.

Stock-Based Compensation

The Company measures the total amount of employee stock-based compensation expense for a grant based on the grant date fair value of each award and recognizes the stock-based compensation expense on a straight-line basis over the requisite service period. Stock-based compensation is based on awards expected to vest and, therefore, has been reduced by estimated forfeitures. Stock-based compensation expense is classified within cost of sales and selling, general and administrative expense in the consolidated statements of operations. Refer to Note 8 for further information.

Derivative Financial Instruments

The Company uses derivative financial instruments, such as interest rate swaps and interest rate caps, to manage its risks associated with interest rate fluctuations. Derivative financial instruments are recorded in the consolidated balance sheets as either an asset or liability at fair value. Changes in the fair value of derivative financial instruments are recognized in the consolidated statements of operations unless specific hedge accounting criteria are met. Cash flows associated with derivative financial instruments are recognized in operating activities of the consolidated statement of cash flows.

The Company has designated a derivative instrument as a cash flow hedge, where the instrument hedges the exposure to variability in cash flows that are attributable to a highly probable forecasted transaction. For derivatives that meet the conditions for cash flow hedge accounting, the effective portion of the gain or loss on the derivative is recognized in accumulated other comprehensive loss on the consolidated balance sheet and the ineffective portion is recognized immediately in the consolidated statement of operations. Amounts in accumulated other comprehensive loss are reclassified to the consolidated statement of operations in the same period in which the hedged transaction affects earnings.

For derivative instruments designated as hedges, the Company formally documents the hedging relationship to the hedged item and its risk management strategy. The Company assesses the effectiveness of its hedging instruments at inception and on an ongoing basis. Hedge accounting is discontinued when the hedging instrument is sold, expired, terminated or exercised, or no longer qualifies for hedge accounting.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. The effect on deferred taxes of changes in tax rates is recognized in the period in which the revised tax rate is enacted. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected more likely than not to be realized.

The Company files income tax returns in the U.S. federal jurisdiction, Illinois, and various other state jurisdictions. The Company’s management believes the Company is no longer subject to U.S. federal, or state

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

and local income tax examinations by tax authorities for years before 2010. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company’s assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Research and Development Costs

Research and development (“R&D”) expenditures are expensed as incurred. Total R&D costs charged to selling, general, and administrative expenses were approximately $2.0 million ($0.1 million related to Predecessor 2014 period), $1.5 million and $2.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Other Accrued Liabilities

Included in other accrued liabilities is an accrual for inventory received not yet invoiced of $3.6 million and $1.8 million as of December 31, 2014 and 2013, respectively.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments, including cash, accounts receivable, accounts payable, accrued expenses, and short-term borrowings, approximate fair value due to the short maturity of these instruments. The carrying amounts of long-term debt and note payable approximate fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1	Quoted prices for identical instruments in active markets.

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuation in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When available, the Company uses quoted market prices to determine fair value and classify such items as Level 1. In cases where a market price is not available, the Company will make use of observable market-based inputs to calculate fair value, in which case the items are classified as Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market information. Items valued using internally

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

generated valuation techniques are classified according to the lowest level input that is significant to the valuation, and may be classified as Level 3 even though there may be significant inputs that are readily observable.

The fair value of the Company’s interest rate swap and interest rate cap arrangements are determined by estimating the net present value of amounts to be paid under the agreement, offset by the net present value of the expected cash inflows based on market rates and associated yield curves (Level 2).

The fair value of the long-term debt, including the current portion thereof, is based on market analysis evaluating market conditions, related securities, various public and private offerings, and other public available information (Level 2). The estimated fair value of the term loan credit facilities as of December 31, 2014 and December 31, 2013 was approximately $523.9 million and $96.2 million, respectively.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period, which excludes unvested restricted stock and outstanding stock options. Diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. The Company reflects common share equivalents relating to outstanding stock options and unvested restricted stock in its computation of diluted weighted average shares outstanding unless the effect of inclusion is anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method. Refer to Note 9 for further information.

Recent Accounting Pronouncements

In April 2015, the FASB issued Subtopic 835-30, “Interest—Imputation of Interest”, which provides authoritative guidance that changes the presentation of debt issuance costs in financial statements by requiring these costs to be presented as a deduction of the corresponding debt liability. This guidance will make the presentation of these costs consistent with the presentation of debt discounts or premiums. The new standard does not change the recognition or measurement of debt issuance costs. The guidance is effective for fiscal years beginning after December 15, 2015. The guidance is required to be applied retrospectively to all prior periods presented. Early adoption is permitted and the Company has elected to early adopt this standard. The effect of adopting this standard has resulted in a reclassification from other non-current assets to long-term debt, net of current portion of $4.0 million and $0.3 million for the year ended December 31, 2014 and 2013, respectively.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, “Revenue Recognition.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. For public companies, this guidance is effective and will be applied for fiscal years, and interim periods within those years, beginning after December 15, 2016. For nonpublic companies, this guidance is effective and will be applied for fiscal years beginning after December 15, 2017 and for interim periods within annual periods beginning after December 15, 2018. Early adoption is not permitted. The guidance is to be applied using one of two retrospective application methods. The Company is currently evaluating the impact of the adoption of this accounting standard update on the internal processes, operating results, and financial reporting. The impact is currently not known or reasonably estimable.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 2—Summary of Significant Accounting Policies (continued)

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The ASU is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Company believes the guidance, when adopted, will not have a material impact on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015 and can be applied either prospectively or retrospectively to all awards outstanding as of the beginning of the earliest annual period presented as an adjustment to opening retained earnings. Early adoption is permitted. The Company is evaluating the impact, if any, of adopting this new accounting guidance on its consolidated financial statements.

Note 3—Segments

The Company has one operating segment. The Company produces outsourced hospital pharmacy admixture compounded solutions for U.S. based hospitals. The Company’s identification of one operating segment is based on financial information regularly evaluated by the chief operating decision maker in determining resource allocation and assessing performance, in accordance with ASC 280, “Segment Reporting”.

Note 4—Debt

Short-term borrowings and long-term debt consisted of the following at December 31 (in thousands):

	Successor	Predecessor
	2014	2013
Term loan due 2017	$—	$97,250
First Lien due 2021	341,300	—
Second Lien due 2022	192,000	—
Insurance financing agreement	1,287	1,240

Total debt before discount and issuance costs	534,587	98,490
Less: prepaid discount on debt	(16,055)	(1,717)
Less: debt issuance costs	(3,997)	(277)

Total debt	514,535	96,496
Less current portion	(4,887)	(6,740)

Long-term debt, excluding current maturities	$509,648	$89,756

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 4—Debt (continued)

Future contractual debt maturities of debt at December 31, 2014 are as follows (in thousands):

2015	$4,887
2016	3,600
2017	3,600
2018	3,600
2019	3,600
Thereafter	515,300

$534,587

Credit Agreements

On January 28, 2014 and immediately prior to the consummation of the Merger, CDRF Merger Sub, Inc. entered into two credit facilities (the First Lien Credit Agreement and the Second Lien Credit Agreement), the proceeds of which were used to consummate the Merger with the PHC.

The First Lien Credit Facilities (the “First Lien Credit Facilities”) provide for a first lien term loan facility (the “First Lien Term Loan Facility”) in an original principal amount of $360.0 million and a revolving credit facility (the “Revolving Credit Facility”) in an original principal amount of $75.0 million. A portion of the borrowings under the Revolving Credit Facility is available for the issuance of letters of credit and swing line loans, which are subject to $15.0 million sub-limits each. The First Lien Term Loan Facility matures on January 28, 2021 and amortizes at a rate of 1.0% per annum. The Revolving Credit Facility matures on January 28, 2019. The First Lien Credit Facility also allows PHC to add incremental term loans, supplemental term loans, incremental revolving commitments, supplemental revolving commitments and letter of credit commitments in an aggregate amount not to exceed $100.0 million plus an additional amount as will not cause the stated first lien net leverage ratio to exceed a specified amount. The First Lien Term Loan Facility bears annual interest at the Adjusted LIBOR rate plus a margin of 3.25% for Eurodollar Loans or ABR plus 2.25% for ABR loans. Loans under the First Lien Term Loan Facility are subject to a 1.00% LIBOR floor. Loans under the Revolving Credit Facility initially bear annual interest at the Adjusted LIBOR rate plus a margin of 3.25% for Eurodollar Loans or ABR plus 2.25% for ABR Loans, with step-downs based on a consolidated first-lien-leverage-based pricing grid. An aggregate administrative fee of $25 thousand is payable quarterly, commitment fees are charged on unutilized portions of the revolving facility, and letter of credit fees are paid quarterly. The First Lien Term Loan Facility requires quarterly principal payments of $0.9 million beginning June 30, 2014 through December 31, 2020, with the remainder due in full at maturity. As of December 31, 2014, PHC had $74.7 million and $15.0 million available under the Revolving Credit Facility and swing line loans, respectively.

The Second Lien Credit Facility (the “Second Lien Credit Facility” and, together with the First Lien Credit Facilities, the “Credit Facilities”) provides for a second lien term loan facility in an original principal amount of $200.0 million, and allows PHC to add incremental term loans not to exceed $50.0 million plus an additional amount as will not cause the stated secured leverage ratio to exceed a specified amount. The Second Lien Credit Facility matures on January 28, 2022. There are no amortization payments under the Second Lien Credit Facility. The Second Lien Credit Facility bears annual interest at the Adjusted LIBOR rate plus a margin of 6.75% for Eurodollar Loans or ABR plus 5.75% for ABR Loans. Loans under the Second Lien Credit Facility are subject to a 1.00% LIBOR floor. An aggregate administrative fee of $13 thousand is payable quarterly.

The Credit Facilities are guaranteed by CDRF Parent, Inc. and PHC’s subsidiaries, and are secured by substantially all of PHC’s assets. The Credit Facilities contain a number of covenants that, among other matters,

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 4—Debt (continued)

restrict PHC’s ability to incur additional indebtedness, pay dividends, make acquisitions or engage in mergers or consolidations, and make capital expenditures or incur capital leases obligations. The Credit Facilities also contain restrictions on dividends and distributions on PHC’s capital stock, such dividends are generally restricted. The First Lien Term Loan Facility and the Second Lien Credit Facility do not contain financial maintenance covenants. The Revolving Credit Facility contains a springing financial maintenance covenant, which requires PHC to comply with a maximum consolidated first lien net leverage ratio, tested on a quarterly basis at any time that PHC has a certain amount of revolving loans and/or letters of credit outstanding. PHC was compliant with all debt covenants at December 31, 2014.

Note Payable

At December 31, 2013, the Predecessor had a credit agreement that provided for a revolving loan, a swing line loan, and a term loan. The revolving loan, swing loan and term loan were collateralized by substantially all of the assets of the Predecessor. There were no borrowings outstanding at December 31, 2013 under the revolving loan or swing line loan. As a result of the Merger, the term loan was paid in full and the credit agreement was terminated resulting in a loss on extinguishment of debt of $1.8 million for the period from January 1, 2014 to January 27, 2014 (Predecessor). Outstanding borrowings under the revolving loan bear interest at the borrower’s option of either 1) LIBOR, as defined in the agreement (0.17% at December 31, 2013), plus a tiered applicable margin (3.00% at December 31, 2013), or 2) the Base Rate, as defined in the agreement, plus a tiered applicable margin.

The term loan bears interest on the outstanding principal balance at the borrower’s option of either 1) LIBOR, as defined in the agreement (0.17% at December 31, 2013), plus a tiered applicable margin (3.00% at December 31, 2013), or 2) the Base Rate, as defined in the agreement, plus a tiered applicable margin. Interest is payable quarterly in arrears for borrowings at the Base Rate, and either monthly, bi-monthly, or quarterly in arrears on borrowings at LIBOR, depending upon LIBOR interest period. The term loan required quarterly principal payments of $1.4 million through December 31, 2015, increasing to $2.1 million for each quarter thereafter through December 31, 2016, increasing to $2.8 million for each quarter thereafter through September 30, 2017, with the remainder due in full at maturity. The term loan was subject to scheduled prepayments, and is subject to the restrictive covenants of the credit agreement.

Deferred Financing Costs

Deferred financing costs, such as underwriting, financial advisors, and other similar fees are capitalized and amortized into interest expense over the term of the loan using the effective interest method. During 2014, the Company capitalized $23.5 million of loan costs in connection with the Credit Agreements. In addition, the Company wrote off a total of $1.0 million of unamortized costs during 2014 related to early prepayment of debt.

Insurance Financing Agreement

In 2014, the Successor and in 2013 and 2012, the Predecessor entered into an annual finance agreement with a financing company to prepay certain insurance premiums under which it is required to pay monthly installments which includes interest at a fixed interest rate of 1.80%, 1.81% and 1.60% in 2014, 2013 and 2012, respectively. The Successor and Predecessor granted the financing company a security interest in any unearned premiums on the policies.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 5—Derivative Instruments and Hedging Activities

The Company is exposed to interest rate risk associated with fluctuation in the interest rates on its floating rate debt. In order to manage the fluctuation associated with changes in interest rates on borrowings under the loans, the Company has entered into an interest rate derivative to hedge a portion of the cash flows associated with the Credit Facilities.

Interest Rate Swap

At December 31, 2014, the Company had an interest rate swap contract in place with a total notional amount of $165.0 million, whereby a fixed rate of interest of 1.60% is paid and a variable rate of interest (greater of 1.00% or three-month LIBOR) is received on the notional amount.

The objective of the hedging instrument is to offset the variability of cash flows in three-month LIBOR indexed debt interest payments, subject to a 1.00% floor, attributable to changes in the aforementioned benchmark interest rate from November 28, 2014 to November 28, 2017 related to the Second Lien term loan. Changes in the cash flows of the interest rate swap are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the notional amount of the derivative, attributable to the hedged risk. The Company applies hedge accounting related to the interest rate swap contract and has designated the derivative instrument as a cash flow hedge.

As of December 31, 2014, $0.1 million of deferred losses, net of tax, on the derivative instrument is included in accumulated other comprehensive loss and will be recognized in income when the hedged item impacts earnings. No hedge ineffectiveness was recorded in the consolidated statement of operations during the period January 28, 2014 to December 31, 2014.

The effective portion of the gains and losses related to the interest rate swap contract is initially recorded in accumulated other comprehensive loss and then reclassified into earnings consistent with the underlying hedged item. The fair value of interest rate swap of $0.2 million is recorded in other accrued expenses on the consolidated balance sheet at December 31, 2014.

The amounts reclassified from accumulated other comprehensive loss to the consolidated statements of operations and the amounts recognized directly in accumulated other comprehensive loss relating to derivatives are as follows:

(in thousands)	Period from January 28, 2014 to December 31, 2014
Losses recorded in accumulated other comprehensive loss:
Interest rate swaps	$205
Losses reclassified from accumulated other comprehensive loss to statement of operations:
Interest rate swaps—interest expense	$—

No expense was recognized during the Predecessor period.

Interest Rate Cap Agreement

On February 15, 2013, the Predecessor entered into an interest rate cap agreement that expires on December 30, 2015, having an original notional principal amount of $55.0 million, reduced by $0.7 million each

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 5—Derivative Instruments and Hedging Activities (continued)

calendar quarter throughout the term of the agreement. The agreement capped the Predecessor’s variable adjusted one-month LIBOR borrowings at a fixed rate of 1.25%. Upon executing the agreement the Predecessor paid a premium of $0.2 million for the interest rate protection, which was included in other non-current assets on the consolidated balance sheet and is being amortized over the life of this agreement. The Company did not apply hedge accounting for the interest rate cap. As of December 31, 2013, the cap was in effect with an unamortized premium of $0.1 million, which approximates fair value at that date. Gains or losses related to the interest rate cap are included in interest expense on the consolidated statement of operations. This agreement was terminated in January 2014.

The following table summarizes the bases used to measure certain balances that are carried at fair value on a recurring basis in the consolidated balance sheet as of December 31:

	Fair Value of Derivative Instruments
	Successor	Predecessor
(in thousands)	2014 Fair Value	2013 Fair Value
Interest rate swap designated as a cash flow hedge (Level 2)	$205	$—
Interest rate cap (Level 2)	$—	$116

The interest rate swap is located within accrued other liabilities and the interest rate is cap located within other non-current assets.

Note 6—Income Taxes

Tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, are as follows:

	Successor	Predecessor
(in thousands)	2014	2013
Deferred tax assets resulting from:
Allowance for doubtful accounts receivable	$81	$52
Reserve for obsolete inventories	132	30
Uniform capitalization of inventory	312	225
Accrued liabilities	182	99
Stock-based compensation expense	1,073	563
Other	—	532

Total deferred tax assets	1,780	1,501
Deferred tax liabilities resulting from:
Prepaid expenses	752	653
Stock-based compensation expense	—	5,037
Depreciation and amortization	151,485	2,384
Other	368	369

Total deferred tax liabilities	152,605	8,443

Net deferred income tax liability	$150,825	$6,942

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 6—Income Taxes (continued)

The deferred tax amounts have been classified on the accompanying consolidated balance sheets as of December 31, as follows:

	Successor	Predecessor
(in thousands)	2014	2013
Current deferred tax liabilities	$45	$908
Noncurrent deferred tax liabilities	150,780	6,034

Net deferred income tax liability	$150,825	$6,942

Provision (benefit) for income taxes consists of the following:

	Successor	Predecessor
(in thousands)	January 28, through December 31, 2014	January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Current tax expense (benefit)	$14,832	$(2,117)	$14,338	$9,005
Deferred tax (benefit) expense	(14,498)	(4,439)	5,188	(70)

Provision (benefit) for income taxes	$334	$(6,556)	$19,526	$8,935

The reconciliation between the U.S. statutory tax expense (at a 35% rate) and the actual provision (benefit) for income taxes recognized in the consolidated statement of operations is as follows:

	Successor	Predecessor
(in thousands)	January 28, through December 31, 2014	January 1, through January 27, 2014	Year ended December 31, 2013	Year ended December 31, 2012
U.S. federal statutory tax	$1,920	$(8,535)	$20,811	$9,969
State income taxes, net of federal benefit
Current year provision for state taxes, net of federal benefit	61	(274)	433	296
Domestic production activities deduction	(1,498)	1,338	(1,404)	(884)
Transaction costs	(328)	893	—	—
Other	179	22	(314)	(446)

Provision (benefit) for income taxes	$334	$(6,556)	$19,526	$8,935

Note 7—Capital Stock

At December 31, 2014, the Company has one class of common stock and all shares of common stock are identical and will entitle the holders thereof to the same rights and privileges.

At December 31, 2013, the Predecessor had three classes of common stock authorized, Series A, Series B and Series C. Series A common stockholders are entitled to one vote per share and Series B common stockholders are entitled to 1.84 votes per share. Series C common stockholders have no voting rights. All series

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 7—Capital Stock (continued)

participate pro rata in the earnings of the Company. Through January 27, 2014, Series C common stock was reserved for issuance only upon the exercise of stock options or grant of other awards (Note 8). During 2013, 14,000 shares of Series C common stock were redeemed and retired.

In 2012, the Predecessor declared and paid dividends for all stockholders totaling $96.2 million. No dividends were declared or paid in 2013 or 2014.

Note 8—Stock-Based Compensation

Successor Equity Plans

On January 28, 2014 the Company adopted the PharMEDium Healthcare Holdings, Inc. Stock Incentive Plan (the Plan) under which up to 37,210 shares of PharMEDium Healthcare Holdings, Inc. common stock may be issued to management and key employees. Options are granted at the discretion of a committee designated by the Board of Directors of the Company. Options must be exercised within ten years of the grant date. Options issued under the Plan that are subject to service conditions only generally become fully vested four years from the date of the grant or upon a change of control, as defined in the Plan. Options issued under the Plan that are subject to service conditions as well as performance conditions, generally vest 25% each year over a four year period from the date of grant, or upon a change of control, as defined in the Plan. During the period January 28, 2014 to December 31, 2014, there were 33,050 stock options granted.

Predecessor Equity Plans

The Predecessor adopted the 2003 PharMEDium Healthcare Corporation Stock Option Plan (the Predecessor Plan) as amended, under which options for up to 205,000 shares of Series C common stock may be issued to key employees, officers, and directors. Options are granted at the discretion of a committee designated by the Board of Directors. Options must be exercised within ten years of the grant date for options issued in 2007 or prior and within eight years of the grant date for options issued in 2008 or later. The majority of options become fully vested four years from the date of the grant or upon a change of control, as defined in the Predecessor Plan. Certain options become fully vested two years from the date of the grant or upon a change of control. In the period from January 1, 2014 to January 27, 2014, there were no stock options granted or other awards issued under the Predecessor Plan. The Predecessor Plan was amended and restated effective February 21, 2008 to include other rewards: Stock Appreciation Rights, Restricted Stock, and Performance Awards. In 2013, there were 13,925 stock options granted and 13,428 shares of restricted stock granted. In connection with the Merger, all unvested options for common stock issued under the Predecessor Plan became fully vested and, on the closing date, were redeemed, cancelled or converted into options of the Company under the Plan. The accelerated vesting upon the change in control resulted in recognition of $15.3 million of compensation expense which was recorded in selling, general, and administrative expenses in the period from January 1, 2014 to January 27, 2014. The Predecessor Plan was terminated upon the Merger. In 2012, there were no stock options granted or other awards issued.

Fair Value of Stock-Based Awards Granted

Under the Plan and the Predecessor Plan the fair value of the Company’s and Predecessor’s common stock was an input in the valuation of stock awards at each grant date. The fair value of the Company’s and Predecessor’s common stock was estimated on the grant date based on an equal weighting of the fair values

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 8—Stock-Based Compensation (continued)

determined under the income and market approaches, discounted for the lack of marketability as a closely held, nonpublic company. A discounted cash flow analysis was used to estimate fair value under the income approach. The market approach consisted of an analysis of multiples of comparable companies whose securities are traded publicly.

The Company recognized stock compensation expense associated with stock options of $3.0 million with a tax benefit of $1.1 million for the period January 28, 2014 through December 31, 2014, $1.4 million with a tax benefit of $0.5 million for the period January 1, 2014 through January 27, 2014, $0.6 million with a tax benefit of $0.2 million, for the year ended December 31, 2013, and $0.1 million with a tax benefit of less than $0.1 million for the year ended December 31, 2012.

The fair value of options granted during 2014 and 2013 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Period from January 28, 2014 to December 31, 2014	2013
Expected life(1)	6.25 years - 6.5 years	4.52 - 5.25 years
Risk-free interest rate(2)	1.73 - 2.10%	0.71 - 1.37%
Expected dividends(3)	0.00%	0.00%
Volatility(4)	40.00%	34.39%

1.	As the Company and Predecessor do not have sufficient historical exercise data under the Plan and Predecessor Plan, respectively, the expected life is based on the average of the vesting period of each tranche and the original contract term.

2.	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the stock options at the time of grant.

3.	The Company currently has no expectation of paying cash dividends on its common stock.

4.	As the Company and Predecessor do not have sufficient historical volatility data, the expected volatility is based on the average historical data of a peer group of public companies over a period equal to the expected term of the stock options.

The weighted-average remaining life for options outstanding at December 31, 2014, 2013 and 2012 was approximately 9.2, 3.7 and 3.2 years, respectively. As of December 31, 2014, the Company has unrecognized stock-based compensation expense related to non-vested stock options of approximately $11.7 million, which will be recognized over a weighted-average period of 3.2 years. As of December 31, 2013, the Predecessor had unrecognized stock-based compensation expense related to non-vested stock options of approximately $1.4 million, which was recognized in the period January 1, 2014 to January 27, 2014 as a result of accelerated vesting of all unvested awards due to the Merger.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 8—Stock-Based Compensation (continued)

Option activity is as follows:

	Successor		Predecessor
	Period January 28, through December 31, 2014		Period January 1, through January 27, 2014		2013

	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price

Beginning Options outstanding	—	$—	47,782	$93.53	38,744	$70.31
Granted	33,050	$1,047.82	—	$—	13,925	$140.71
Converted	12,017	$133.64	(12,017)	$133.64	—	$—
Exercised	(320)	$46.23	(35,765)	$80.05	(3,137)	$41.02
Expired	—	$—	—	$—	(750)	$1.00
Forfeited	—	$—	—	$—	(1,000)	$85.03

Ending Options outstanding	44,747	$809.48	—	$—	47,782	$93.53

Ending Options exercisable	11,697	$136.03	—	$—	37,338	$80.33

The total intrinsic value of stock options exercised was $0.3 million, $45.0 million and $0.9 million, in the period January 28, 2014 to December 31, 2014, the period January 1, 2014 to January 27, 2014 and in 2013, respectively. As of December 31, 2014, the aggregate intrinsic value of options outstanding and exercisable was $28.5 million and $15.3 million, respectively. The intrinsic value at December 31, 2014 represents the difference between the exercise price and the estimated fair value of the Company’s common stock.

No option activity occurred in 2012, all outstanding options were exercisable at year-end December 31, 2012.

Restricted Stock

Under the Predecessor Plan, the Predecessor granted 13,428 shares of restricted stock on December 17, 2013. The fair value of the 13,428 shares was estimated on the date of grant based on the estimated fair value of the Predecessor’s common stock with an aggregate grant date fair value of $14.1 million. The restricted stock was set to vest in four annual tranches from the date of grant or vest immediately upon a change of control which occurred as a result of the Merger on January 28, 2014.

During the period January 1, 2014 to January 27, 2014 the Predecessor recognized the remaining stock-based compensation expense related to the vesting of the restricted stock awards of approximately $14.0 million. Stock-based employee compensation expense related to the grant of restricted stock was $0.1 million for the year ended December 31, 2013.

There were no shares of restricted stock granted during the year ended December 31, 2012.

Note 9—Earnings Per Share

Basic earnings per share “EPS” excludes potential dilution and is computed by dividing “Net income (loss)” by the weighted-average number of common shares outstanding for the period.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 9—Earnings Per Share (continued)

Diluted EPS reflects the potential dilution that could occur if stock awards were exercised. The potential dilution from stock awards was computed using the treasury stock method based on the average fair value of the Company’s common stock. The following table presents EPS amounts for all periods and the basic and diluted weighted-average shares outstanding used in the calculation:

(in thousands)	Successor	Predecessor
	January 28, through December 31, 2014	January 1, through January 27, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Net income (loss)	$5,152	$(17,829)	$39,935	$19,547
Weighted-average common shares outstanding-common stock:
Basic	372	763	731	752
Dilutive impact of stock awards outstanding	7	—	51	20

Diluted	379	763	782	772
Net income (loss) per share:
Basic	$13.84	$(23.38)	$54.63	$26.00
Diluted	$13.58	$(23.38)	$51.06	$25.33
Anti-dilutive stock awards excluded from diluted earnings per share	—	10	—	—

Note 10—Goodwill and Intangible Assets

Goodwill

As described in Note 2, the Company performed its annual assessment of goodwill as of October 1, 2014, and determined there was no impairment of goodwill. The total net carrying amount of goodwill established at the date of the Merger was $561.4 million and remains unchanged at December 31, 2014. There is no accumulated impairment at December 31, 2014. The Predecessor had no goodwill in 2013 or 2012.

Intangible Assets, net

The following table summarizes intangible assets at December 31, 2014:

(in thousands)	Asset Life	Carrying Amount	Accumulated Amortization	Net

Customer relationships	11	$358,000	$30,337	$327,663
Trademark	20	63,400	2,952	60,448
Technology	10	15,300	1,431	13,869

		$436,700	$34,720	$401,980

The above intangibles have a weighted-average life of 12.3 years. An immaterial amount of intangible assets related to customer relationships existed at December 31, 2013 and 2012. Amortization expense was $34.7 million for the period January 28, 2014 through December 31, 2014. The Company expects annual amortization of $37.3 million over each of the next five years.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 11—Employee Benefit Plan

The Company established a salary deferral plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Eligible employees may elect on a pre-tax basis to defer a portion of their compensation up to Internal Revenue Code limitations. The Company may also make discretionary matching contributions. Cash contributions paid to the plan amounted to approximately $0.6 million (of which less than $0.1 million related to the predecessor period), $0.6 million, and $0.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 12—Related Party Transactions

CD&R charged the Company a total of $1.5 million in the period from January 28, 2014 to December 31, 2014, for advisory services provided to the Company pertaining strategic consulting. These amounts were recorded in selling, general and administrative expenses in the consolidated statement of operations.

Note 13—Commitments and Contingencies

Operating Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2023. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Lease expense under operating lease agreements were $1.9 million, $0.2 million, $2.1 million and $2.1 million for the period January 28, 2014 to December 31, 2014, the period January 1, 2014 to January 27, 2014, for the year ended December 31, 2013 and for the year ended December 31, 2012, respectively.

Future minimum base rental commitments under non-cancelable operating leases with initial lease terms in excess of one year, at December 31, 2014 are as follows (in thousands):

2015	$1,877
2016	1,088
2017	1,105
2018	1,124
2019	1,142
Thereafter	3,444

$9,780

Risks and Concentrations

No single customer accounted for more than 10% of net sales in any of the periods presented. The Company’s concentrations of credit risk consist principally of trade receivables. The majority of the Company’s inventory comes from five primary vendors. The failure of any of these sources to deliver inventory could have a material adverse effect on the Company’s financial condition and results of operations.

Litigation

In the ordinary course of business the Company is subject to pending or threatened claims, lawsuits, regulatory matters and administrative proceedings from time to time. Where appropriate, the Company has recorded provisions in the consolidated financial statements for these matters. The liabilities for injuries to persons or property are in some instances covered by liability insurance, subject to various deductibles and self-insured retentions.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 13—Commitments and Contingencies (continued)

The Company is not aware of any claims, lawsuits, regulatory matters or administrative proceedings, pending or threatened, that are likely to have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any claims or litigation or the potential for future claims or litigation.

Note 14—Business Combination Accounting

As a result of the Merger, the Company applied business combination accounting treatment, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the respective asset or liability. The allocation of the purchase consideration was based on management’s judgment after evaluating several factors including a combination of income, market and replacement cost valuation techniques and represents managements’ best estimate of fair value at January 28, 2014, the acquisition date.

The following table summarizes the purchase consideration paid and the allocation of the final fair values assigned to the net assets acquired as of January 28, 2014 (in thousands):

Purchase Consideration
Thereof cash	$876,603
Thereof equity	50,086

Total purchase consideration	$926,689

Allocation of Purchase Consideration
Cash	$31,826
Accounts receivable	31,452
Income tax receivable	12,276
Receivables, other	2,775
Inventories	21,902
Prepaid expenses	2,643
Property and equipment	34,763
Intangible assets	436,700
Goodwill	561,409
Accounts payable	(8,388)
Sales incentives and other customer liabilities	(7,197)
Payroll and related benefits	(6,036)
Other accrued liabilities	(22,036)
Deferred tax liability	(165,400)

Total allocation of purchase consideration	$926,689

As part of the Merger, PHC’s outstanding balance on the term loan was extinguished, including outstanding interest. In addition, the interest rate cap agreement was terminated.

The acquisition resulted in the recognition of $561.4 million of goodwill, which is not deductible for income tax purposes. Goodwill consists of the excess of the purchase price over the net of fair value of the acquired assets and assumed liabilities, and represents the estimated economic value attributable to PHC’s assembled workforce and future operations.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 14—Business Combination Accounting (continued)

Transaction costs incurred in connection with the sale of the business to CD&R totaled $4.4 million for the Successor period of January 28, 2014 through December 31, 2014 and $7.8 million and $0.8 million during Predecessor periods of January 1, 2014 through January 27, 2014 and year-ended December 31, 2013, respectively. Such transaction-related costs were expensed as incurred and are included in selling, general and administrative expenses on the consolidated statements of operations.

Pro Forma Results of Operations

The following table provides pro forma results of operations for the years ended December 31, 2014 and 2013, as if PHC had been acquired as of January 1, 2013. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on January 1, 2013, nor of the results that may be obtained in the future.

	Year Ended December 31,
(in thousands)	2014	2013
Net sales	$374,141	$293,102
Net income (loss)	$10,491	$(6,035)

The historical financial information has been adjusted to give effect to events that are (i) directly attributed to the Merger, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Such items include interest expense related to debt issued in connection with the Merger as well as additional amortization expense associated with the valuation of intangible assets. Certain non-recurring professional fees, accelerated stock-based compensation and other additional compensation-related expenses incurred in connection with or directly attributable to the Merger have been eliminated from the pro forma information presented above. Loss on early extinguishment of debt relative to the debt extinguished just prior to the Merger has also been eliminated.

Note 15—Parent Company Information

PharMEDium Healthcare Holdings, Inc. is the parent company of its consolidated subsidiaries and is a holding company with no operations of its own. As a result, the Company is dependent on its subsidiaries for cash to fund its operations and expenses. As discussed further in Note 4 “Debt”, the Credit Agreement contains provisions that generally restrict the payment of dividends from PHC to PharMEDium Healthcare Holdings, Inc. As of December 31, 2014 the amount of net assets of PHC that were restricted from transfer to the Company totaled $279.9 million.

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 15—Parent Company Information (continued)

The following condensed financial statements have been prepared on a parent-only basis. The Company’s investments in its subsidiaries and share of earnings of such subsidiaries have been presented using the equity method of accounting.

PharMEDium Healthcare Holdings, Inc.

Statement of Operations and Comprehensive Income

(In thousands)	Year Ended December 31, 2014
Equity in income of subsidiaries	$10,449
Selling, general and administrative expenses	7,400

Income before income taxes	3,049
Income tax benefit	(2,103)

Net income	$5,152

Other comprehensive loss, net of tax
Unrealized loss on derivative financial instruments	(129)

Comprehensive income	$5,023

PharMEDium Healthcare Holdings, Inc.

Balance Sheets

(In thousands, except share and per share amounts)	December 31, 2014
ASSETS
CURRENT ASSETS:
Income tax receivable	$191

Total current assets	191
NON-CURRENT ASSETS:
Deferred tax	1,912
Investments in subsidiaries	383,600

TOTAL ASSETS	$385,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
NON-CURRENT LIABILITIES:
Commitments and contingencies	$—
STOCKHOLDERS’ EQUITY:
Common stock ($0.01 par value; 5,000,000 authorized, 372,421 issued and outstanding)	4
Additional paid-in capital	380,676
Accumulated other comprehensive loss	(129)
Retained earnings	5,152

STOCKHOLDERS’ EQUITY:	385,703

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$385,703

PharMEDium Healthcare Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

Note 15—Parent Company Information (continued)

PharMEDium Healthcare Holdings, Inc.

Statement of Cash Flows

Year Ended December 31, 2014
OPERATING ACTIVITIES:
Net income	$5,152
Non-cash adjustments	(5,152)

Net cash provided by operating activities	—
NET INCREASE IN CASH	—
CASH, beginning of period	—

CASH, end of period	$—

PharMEDium Healthcare Holdings, Inc. retains no cash or bank accounts. PHC paid $4.4 million of expenses on behalf of PharMEDium Healthcare Holdings, Inc. during the period January 28, 2014 through December 31, 2014.

PharMEDium Healthcare Holdings, Inc.

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	Successor		Predecessor
	Six months ended June 30, 2015	Period January 28, through June 30, 2014	Period January 1, through January 27, 2014
	(Unaudited)	(Unaudited)
Net sales	$209,527	$153,252	$24,681
Cost of sales	133,296	99,311	15,388

Gross margin	76,231	53,941	9,293
Selling, general and administrative expenses	27,278	22,175	31,438
Amortization of intangible assets	18,629	16,101	7

Income (loss) from operations	30,324	15,665	(22,152)
Other expense:
Interest expense	16,741	14,555	395
Loss on extinguishment of debt	271	369	1,838

Income (loss) before provision for income taxes	13,312	741	(24,385)
Provision (benefit) for income taxes	3,964	45	(6,556)

Net income (loss)	$9,348	$696	$(17,829)

Other comprehensive loss, net of tax
Unrealized loss on derivative financial instruments	(471)	—	—

Comprehensive income (loss)	$8,877	$696	$(17,829)

Per share of common stock:
Basic net income (loss)	$25.08	$1.87	$(23.38)

Diluted net income (loss)	$24.38	$1.84	$(23.38)

Weighted-average common shares outstanding:
Basic	372,767	372,234	762,696
Diluted	383,392	379,258	762,696

The accompanying notes are an integral part of these condensed consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$21,446	$19,968
Accounts receivable, net	43,177	34,858
Receivables, other	3,213	2,798
Inventories	41,804	28,549
Prepaid expenses and other current assets	7,548	5,371

Total current assets	117,188	91,544
NON-CURRENT ASSETS:
Other non-current assets	57	57
Property and equipment, net	38,624	35,043
Intangible assets, net	383,351	401,980
Goodwill	561,409	561,409

TOTAL ASSETS	$1,100,629	$1,090,033

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Current portion of long-term debt and short-term borrowings	$3,600	$4,887
Accounts payable	25,474	14,760
Sales incentives and other customer liabilities	9,938	9,721
Payroll and related benefits	3,400	4,677
Deferred tax and other accrued liabilities	13,301	9,857

Total current liabilities	55,713	43,902
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	502,680	509,648
Deferred tax and other non-current liabilities	144,817	150,780

Total non-current liabilities	647,497	660,428
Commitments and contingencies	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value; 5,000,000 authorized, 373,158 and 372,421 issued and outstanding, respectively	4	4
Additional paid-in capital	383,515	380,676
Retained earnings	14,500	5,152
Accumulated other comprehensive loss	(600)	(129)

TOTAL STOCKHOLDERS’ EQUITY	397,419	385,703

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,100,629	$1,090,033

The accompanying notes are an integral part of these condensed consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Condensed Consolidated Statement of Cash Flows

(In thousands of dollars)

	Successor		Predecessor
	Six months ended June 30, 2015	Period from January 28, 2014 through June 30, 2014	Period from January 1, 2014 through January 27, 2014
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$9,348	$696	$(17,829)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	21,918	18,311	282
Amortization of deferred financing fees and debt discount	1,561	1,215	40
Loss on extinguishment of debt	271	369	1,838
Compensation expense related to stock-based awards	1,892	1,135	15,397
Excess tax benefit from stock-based plans	(82)	—	(10,925)
Deferred income taxes	(6,208)	(5,334)	(4,439)
Changes in operating assets and liabilities:
Accounts receivable, net	(8,319)	(1,642)	670
Inventory	(13,255)	(8,000)	(433)
Prepaid expenses and other receivables	115	1,519	(354)
Other assets	—	—	120
Payables and accrued liabilities	11,402	(10,290)	15,247
Income taxes payable	(2,625)	8,472	(2,118)

Net cash provided by (used in) operating activities	16,018	6,451	(2,504)
INVESTING ACTIVITIES:
Merger, net of cash acquired	—	(844,777)	—
Capital expenditures	(5,399)	(2,909)	(1,006)

Net cash used in investing activities	(5,399)	(847,686)	(1,006)
FINANCING ACTIVITIES:
Investment by CD&R and shareholders	—	327,607	—
Proceeds from long-term debt	—	560,000	—
Payments on long-term debt	(8,800)	(9,900)	—
Payments on short-term debt	(1,287)	(992)	(248)
Payments of discounts and fees to issue debt	—	(23,545)	—
Proceeds from the exercise of stock options	864	15	2,071
Excess tax benefit from stock-based plans	82	—	10,925

Net cash (used in) provided by financing activities	(9,141)	853,185	12,748

NET INCREASE IN CASH	1,478	11,950	9,238
CASH, beginning of period	19,968	—	22,588

CASH, end of period	$21,446	$11,950	$31,826

Supplemental disclosure of Cash Flow information:
Non-cash activities
Additions to property and equipment included in accounts payable and other accrued liabilities	$1,816	$135	$351

The accompanying notes are an integral part of these condensed consolidated financial statements.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 1—General

PharMEDium Healthcare Holdings, Inc. (the “Company” or “Successor”) provides outsourced hospital pharmacy admixture compounded solutions throughout the United States of America. The Company’s revenues are generated almost entirely through sales to hospitals.

In July 2015, the Company legally changed its name from CDRF Topco, Inc. to PharMEDium Healthcare Holdings, Inc. CDRF Topco, Inc. was formed in December 2013 to acquire PharMEDium Healthcare Corporation (“PHC” or “Predecessor”). Prior to the acquisition the Company had no assets or operations of its own. On January 28, 2014, the Company announced the closing of the transaction under which PHC was acquired pursuant to a merger between PHC and CDRF Merger Sub, Inc., which is a wholly owned subsidiary of CDRF Parent, Inc, which is a wholly owned subsidiary of the Company (the “Merger”), controlled by investment funds affiliated with Clayton, Dubilier and Rice (“CD&R”). Pursuant to the terms of the Merger, CDRF Merger Sub, Inc. was merged with PHC, and PHC was the surviving corporation. Upon consummation of the Merger, all outstanding shares of PHC were converted into the right to receive cash or shares of PharMEDium Healthcare Holdings, Inc. The Merger consideration, excluding acquisition costs, was approximately $926.7 million including $97.5 million of PHC debt paid by CDRF Parent, Inc. immediately prior to the close of the transaction.

Note 2—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, the condensed financial statements do not include all of the information and notes required by GAAP for annual financial statements. As a result these interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. All financial data presented in these condensed consolidated financial statements are stated in U.S. dollars.

The historical condensed financial statements and presentation are presented on a Successor and Predecessor basis. The Predecessor historical condensed financial statements and information are comprised of PHC’s consolidated results of operations and financial position prior to the Merger on January 28, 2014. The Successor historical condensed financial statements and information are comprised of the consolidated results of operations and financial position of the Company beginning on January 28, 2014, the date of the Merger, which is the date the Company commenced its operations. The Company had no operations or assets prior to January 2014. As a result of the application of business combination accounting at the time of the Merger, the condensed consolidated financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. See Note 15 for more information on the application of business combination accounting.

In the opinion of management, all adjustments, including normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The unaudited condensed consolidated financial statements presented herein include the accounts of the Company and all intercompany transactions and balances have been eliminated.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 3—Recent Accounting Pronouncements

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”(“ASU 2015-03”), which provides authoritative guidance that changes the presentation of debt issuance costs in financial statements by requiring these costs to be presented as a deduction of the corresponding debt liability. This guidance will make the presentation of these costs consistent with the presentation of debt discounts or premiums. The new standard does not change the recognition or measurement of debt issuance costs. The guidance is effective for fiscal years beginning after December 15, 2015. The guidance is required to be applied retrospectively to all prior periods presented. Early adoption is permitted and the Company has elected to early adopt this standard for the interim financial statements for the period ending June 30, 2015. The effect of adopting this standard has resulted in a balance sheet reclassification from other non-current assets to long-term debt, net of current portion of $3.6 million and $4.0 million as of June 30, 2015 and December 31, 2014, respectively.

All other issued but not yet effective accounting pronouncements are not expected to have a material impact on the unaudited condensed consolidated financial statements.

Note 4—Segments

The Company has one operating segment. The Company produces outsourced hospital pharmacy admixture compounded solutions for U.S. based hospitals. The Company’s identification of one operating segment is based on financial information regularly evaluated by the chief operating decision maker in determining resource allocation and assessing performance, in accordance with ASC 280, “Segment Reporting”.

Note 5—Inventories

Inventories consisted of the following for the periods presented:

	Successor
(in thousands)	June 30, 2015	December 31, 2014
Finished goods	$4,514	$4,267
Raw materials	37,290	24,282

Total inventories	$41,804	$28,549

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 6—Property and Equipment, net

Property and equipment, net consisted of the following for the periods presented:

	Successor
(in thousands)	June 30, 2015	December 31, 2014
Land	$850	$850
Land improvements	1,034	1,034
Building and improvements	11,633	11,633
Machinery and equipment	11,629	9,685
Office equipment	3,188	2,714
Furniture and fixtures	3,555	3,277
Leasehold improvements	6,088	5,575
Capitalized software	3,112	1,736

	41,089	36,504
Less accumulated depreciation	(8,090)	(4,950)

	32,999	31,554
Construction in progress	5,625	3,489

Property and equipment, net	$38,624	$35,043

Note 7—Fair Value Measures

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

Level 1	Quoted prices for identical instruments in active markets.

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuation in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of interest rate swaps is determined by estimating the net present value of amounts to be paid under the agreement offset by the net present value of the expected cash inflows based on market rates and associated yield curves.

The following table summarizes the interest rate swaps included in other accrued liabilities that are carried at fair value in the condensed consolidated balance sheets for the periods presented:

	Fair Value of Derivative Instruments
	Successor
(in thousands)	June 30, 2015 Fair Value	December 31, 2014 Fair Value
Interest rate swap designated as a cash flow hedge (Level 2)	$952	$205

The fair value of the long-term debt, including the current portion thereof, is based on market analysis evaluating market conditions, related securities, various public and private offerings, and other public available

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 7—Fair Value Measures (continued)

information (Level 2). The estimated fair value of the term loan credit facilities as of June 30, 2015 and December 31, 2014 was approximately $521.9 million and $523.9 million, respectively.

Note 8—Debt

Short-term borrowings and long-term debt consisted of the following for the periods presented:

	Successor
(in thousands)	June 30, 2015	December 31, 2014
First Lien due 2021	$339,500	$341,300
Second Lien due 2022	185,000	192,000
Insurance financing agreement	—	1,287

Total debt before discount and issuance costs	524,500	534,587
Less: prepaid discount on debt	(14,646)	(16,055)
Less: debt issuance costs	(3,574)	(3,997)

Total debt	506,280	514,535
Less current portion	(3,600)	(4,887)

Long-term debt, excluding current maturities	$502,680	$509,648

Long-term debt repayments prior to scheduled principal payment dates resulted in a $0.3 million, $0.4 million and $1.8 million “Loss on extinguishment of debt” on the condensed consolidated statements of operations and comprehensive income (loss) as of the six months ended June 30, 2015, the Successor period January 28, 2014 through June 30, 2014 and the Predecessor period January 1, 2014 through January 27, 2014, respectively.

Credit Agreements

On January 28, 2014 and immediately prior to the consummation of the Merger, CDRF Merger Sub, Inc. entered into two credit facilities (the First Lien Credit Facility and the Second Lien Credit Facility), the proceeds of which were used to consummate the Merger with the PHC.

The First Lien Credit Facilities (the “First Lien Credit Facilities”) provide for a first lien term loan facility (the “First Lien Term Loan Facility”) in an original principal amount of $360.0 million and a revolving credit facility (the “Revolving Credit Facility”) in an original principal amount of $75.0 million. A portion of the borrowings under the Revolving Credit Facility is available for the issuance of letters of credit and swing line loans, which are subject to $15.0 million sub-limits each. The First Lien Term Loan Facility matures on January 28, 2021 and amortizes at a rate of 1.0% per annum. The Revolving Credit Facility matures on January 28, 2019. The First Lien Credit Facility also allows PHC to add incremental term loans, supplemental term loans, incremental revolving commitments, supplemental revolving commitments and letter of credit commitments in an aggregate amount not to exceed $100.0 million plus an additional amount as will not cause the stated first lien net leverage ratio to exceed a specified amount. The First Lien Term Loan Facility bears annual interest at the Adjusted LIBOR rate plus a margin of 3.25% for Eurodollar Loans or ABR plus 2.25% for ABR loans. Loans under the First Lien Term Loan Facility are subject to a 1.00% LIBOR floor. Loans under the Revolving Credit Facility initially bear annual interest at the Adjusted LIBOR rate plus a margin of 3.25% for

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 8—Debt (continued)

Eurodollar Loans or ABR plus 2.25% for ABR Loans, with step-downs based on a consolidated first-lien-leverage-based pricing grid. An aggregate administrative fee of $25 thousand is payable quarterly, commitment fees are charged on unutilized portions of the revolving facility, and letter of credit fees are paid quarterly. The First Lien Term Loan Facility requires quarterly principal payments of $0.9 million through December 31, 2020, with the remainder due in full at maturity. As of June 30, 2015, PHC had $74.7 million and $15.0 million available under the Revolving Credit Facility and swing line loans, respectively.

The Second Lien Credit Facility (the “Second Lien Credit Facility” and, together with the First Lien Credit Facilities, the “Credit Facilities”) provides for a second lien term loan facility in an original principal amount of $200.0 million, and allows PHC to add incremental term loans not to exceed $50.0 million plus an additional amount as will not cause the stated secured leverage ratio to exceed a specified amount. The Second Lien Credit Facility matures on January 28, 2022. There are no amortization payments under the Second Lien Credit Facility. The Second Lien Credit Facility bears annual interest at the Adjusted LIBOR rate plus a margin of 6.75% for Eurodollar Loans or ABR plus 5.75% for ABR Loans. Loans under the Second Lien Credit Facility are subject to a 1.00% LIBOR floor. An aggregate administrative fee of $13 thousand is payable quarterly.

The Credit Facilities are guaranteed by CDRF Parent, Inc. and PHC’s subsidiaries, and are secured by substantially all of PHC’s assets. The Credit Facilities contain a number of covenants that, among other matters, restrict PHC’s ability to incur additional indebtedness, pay dividends, make acquisitions or engage in mergers or consolidations, and make capital expenditures or incur capital leases obligations. The Credit Facilities also contain restrictions on dividends and distributions on PHC’s capital stock, such dividends are generally restricted. The First Lien Term Loan Facility and the Second Lien Credit Facility do not contain financial maintenance covenants. The Revolving Credit Facility contains a springing financial maintenance covenant, which requires PHC to comply with a maximum consolidated first lien net leverage ratio, tested on a quarterly basis at any time that PHC has a certain amount of revolving loans and/or letters of credit outstanding. PHC was compliant with all debt covenants at June 30, 2015.

Insurance Financing Agreement

In 2014, the Company entered into an annual finance agreement with a financing company to prepay certain insurance premiums under which it is required to pay monthly installments which includes interest at a fixed interest rate of 1.80%. The Company granted the financing company a security interest in any unearned premiums on the policies.

Note 9—Derivative Instruments and Hedging Activities

The Company is exposed to interest rate risk associated with fluctuation in the interest rates on its floating rate debt. In order to manage the fluctuation associated with changes in interest rates on borrowings under the loans, the Company has entered into an interest rate derivative to hedge a portion of the cash flows associated with the notes.

Interest Rate Swap

At June 30, 2015, the Company had an interest rate swap contract in place with a total notional amount of $165.0 million, whereby a fixed rate of interest of 1.60% is paid and a variable rate of interest (greater of 1.00% or three-month LIBOR) is received on the notional amount.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 9—Derivative Instruments and Hedging Activities (continued)

The objective of the hedging instrument is to offset the variability of cash flows in three-month LIBOR indexed debt interest payments, subject to a 1.00% LIBOR floor, attributable to changes in the aforementioned benchmark interest rate from November 28, 2014 to November 28, 2017 related to the Second Lien term loan. Changes in the cash flows of the interest rate swap are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the notional amount of the derivative, attributable to the hedged risk. The Company applies hedge accounting related to the interest rate swap contract and has designated the derivative instrument as a cash flow hedge.

The effective portion of the gains and losses related to the interest rate swap contract is initially recorded in accumulated other comprehensive loss (“AOCI”) and then reclassified into earnings consistent with the underlying hedged item. As of June 30, 2015, $0.6 million of deferred losses, net of $0.4 million of tax on the derivative instrument is included in AOCI. As of December 31, 2014, $0.1 million of deferred losses, net of tax, on the derivative instrument is included in AOCI. The fair value of interest rate swap of $1.0 million and $0.2 million is recorded in other accrued expenses on the condensed consolidated balance sheet at June 30, 2015 and December 31, 2014, respectively. No hedge ineffectiveness has been recorded in the condensed consolidated statement of operations. Cash flows associated with derivative financial instruments are recognized in operating activities within the condensed consolidated statements of cash flows.

The amounts reclassified from AOCI to the condensed consolidated statements of operations and the amounts recognized directly in AOCI relating to derivatives are as follows:

	Successor
	Six months ended, June 30, 2015
	Pre-tax	Tax Effect	Net
Interest Rate Swaps (in thousands)
Loss recorded in AOCI	$1,243	$(460)	$783
Loss reclassified from AOCI into interest expense	496	$(184)	$312

Over the next 12 months, the Company expects to reclassify $0.8 million from AOCI to the condensed consolidated statement of operations within interest expense as the interest rate swap transactions mature. No gain or loss was recognized in AOCI or from AOCI into the condensed consolidated statement of operations during the Successor period or Predecessor period during the six months ended June 30, 2014.

Note 10—Income Taxes

The determination of the annual effective tax is based upon a number of estimates and judgments, including the estimated annual pretax income. At the end of each interim period, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year and the impact of discrete items, if any, and adjusts the quarterly rate as necessary.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 10—Income Taxes (continued)

The following is a summary of our provision for (benefit from) income taxes and effective tax rate for the periods presented:

	Successor		Predecessor
(in thousands)	Six months ended June 30, 2015	January 28, 2014 through June 30, 2014	January 1, 2014 through January 27, 2014
Income (loss) before provision for income taxes	$13,312	$741	$(24,385)

U.S. federal statutory tax	$4,659	$259	$(8,535)
State income taxes, net of federal benefit:
Current year provision for state taxes, net of federal benefit	132	8	(274)
Domestic production activities deduction	(778)	(202)	1,338
Transaction costs	—	(51)	893
Other	(49)	31	22

Provision (benefit) for income taxes	$3,964	$45	$(6,556)

Effective tax rate	29.8%	6.1%	26.9%

As of June 30, 2015, the Company reported a total net long-term deferred tax liability of $144.6 million within our condensed consolidated balance sheet. The Company continues to amortize deferred tax related to intangible assets amortization on a quarterly basis resulting in a deferred tax benefit of $6.2 million for the six months ended June 30, 2015.

Note 11—Goodwill and Intangible Assets

Goodwill

The carrying amount of goodwill established at the date of the Merger was $561.4 million and remains unchanged at June 30, 2015 and December 31, 2014. As of June 30, 2015, there were no accumulated impairment losses and the Company had no goodwill prior to the Merger. The Company performs an impairment test for goodwill annually on October 1, or earlier if indicators of impairment exist.

Intangible Assets, net

The following table summarizes intangible assets for the periods presented:

		June 30, 2015			December 31, 2014
(in thousands)	Life	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	11	$358,000	$46,621	$311,379	$358,000	$30,337	$327,663
Trademark	20	63,400	4,544	58,856	63,400	2,952	60,448
Technology	10	15,300	2,184	13,116	15,300	1,431	13,869

		$436,700	$53,349	$383,351	$436,700	$34,720	$401,980

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 11—Goodwill and Intangible Assets (continued)

Each of the intangible assets are being amortized using a straight-line method of amortization over a weighted-average life of 12.3 years.

Note 12—Earnings Per Share (“EPS”)

The following table presents earnings per share amounts for all periods and the basic and diluted weighted-average shares outstanding used in the calculation:

	Successor		Predecessor
(in thousands, except per share amounts)	Six months ended June 30, 2015	Period January 28, through June 30, 2014	Period January 1, through January 27, 2014
Net income (loss)	$9,348	$696	$(17,829)
Weighted-average common shares outstanding-common stock:
Basic	373	372	763
Dilutive impact of stock awards outstanding	10	7	—

Diluted	383	379	763
Net income (loss) per share:
Basic	$25.08	$1.87	$(23.38)
Diluted	$24.38	$1.84	$(23.38)
Anti-dilutive stock awards excluded from diluted earnings per share	—	—	10

Note 13—Related Party Transactions

CD&R charged the Company a total of $0.8 million for the six months ending June 30, 2015 and $0.7 million for the period from January 28, 2014 to June 30, 2014, for advisory services provided to the Company pertaining strategic consulting. These amounts are recorded in selling, general and administrative expenses in the condensed consolidated statement of operations and comprehensive income (loss).

Note 14—Commitments and Contingencies

Risks and Concentrations

No single customer accounted for more than 10% of net sales in any of the periods presented. The Company’s concentrations of credit risk consist principally of trade receivables. The majority of the Company’s inventory comes from five primary vendors. The failure of any of these sources to deliver inventory could have a material adverse effect on the Company’s financial condition and results of operations.

Litigation

In the ordinary course of business the Company is subject to pending or threatened claims, lawsuits, regulatory matters and administrative proceedings from time to time. Where appropriate, the Company has recorded provisions in the consolidated financial statements for these matters. The liabilities for injuries to persons or property are in some instances covered by liability insurance, subject to various deductibles and self-insured retentions.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 14—Commitments and Contingencies (continued)

The Company is not aware of any claims, lawsuits, regulatory matters or administrative proceedings, pending or threatened, that are likely to have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any claims or litigation or the potential for future claims or litigation.

Note 15—Business Combination Accounting

As a result of the Merger, the Company applied business combination accounting treatment, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the respective asset or liability. The allocation of the purchase consideration was based on management’s judgment after evaluating several factors including a combination of income, market and replacement cost valuation techniques and represents managements’ best estimate of fair value at January 28, 2014, the acquisition date.

The following table summarizes the purchase consideration paid and the allocation of the final fair values assigned to the net assets acquired as of January 28, 2014 (in thousands):

Purchase Consideration
Thereof cash	$876,603
Thereof equity	50,086

Total purchase consideration	$926,689

Allocation of Purchase Consideration
Cash	$31,826
Accounts receivable	31,452
Income tax receivable	12,276
Receivables, other	2,775
Inventories	21,902
Prepaid expenses	2,643
Property and equipment	34,763
Intangible assets	436,700
Goodwill	561,409
Accounts payable	(8,388)
Sales incentives and other customer liabilities	(7,197)
Payroll and related benefits	(6,036)
Other accrued liabilities	(22,036)
Deferred tax liability	(165,400)

Total allocation of purchase consideration	$926,689

The acquisition resulted in the recognition of $561.4 million of goodwill, which is not deductible for income tax purposes. Goodwill consists of the excess of the purchase price over the net of fair value of the acquired assets and assumed liabilities, and represents the estimated economic value attributable to the PHC’s assembled workforce and future operations.

PharMEDium Healthcare Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

Note 15—Business Combination Accounting (continued)

Pro Forma Results of Operations

The following table provides pro forma results of operations for the six months ended June 30, 2014, as if PHC had been acquired as of January 1, 2014. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on January 1, 2014, nor of the results that may be obtained in the future.

Six months ended,
(in thousands)	June 30, 2014
Net sales	$177,933
Net income	$6,035

The historical financial information has been adjusted to give effect to events that are (i) directly attributed to the Merger, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Such items include interest expense related to debt issued in connection with the Merger as well as additional amortization expense associated with the valuation of intangible assets. Certain non-recurring professional fees, accelerated stock-based compensation and other additional compensation-related expenses incurred in connection with or directly attributable to the Merger have been eliminated from the pro forma information presented above. Loss on early extinguishment of debt relative to the debt extinguished just prior to the Merger has also been eliminated.

            Shares

PharMEDium Healthcare Holdings, Inc.

Common Stock

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch		Goldman, Sachs & Co.

                     , 2015

Through and including                    , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
NYSE Listing Fee		*
Printing Fees and Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total:	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

PharMEDium Healthcare Holdings, Inc. is incorporated under the laws of the State of Delaware.

Section 145(a) of the General Corporation Law of the State of Delaware, or the “DGCL,” provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Our Second Amended and Restated Certificate of Incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated By-Laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated By-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Indemnification Agreements

PharMEDium and PHC are parties to an indemnification agreement with CD&R, the CD&R Investor and the CD&R Affiliates, referred to collectively as the CD&R Entities, pursuant to which PharMEDium and PHC, subject to certain limitations, jointly and severally agreed to indemnify the CD&R Entities and their affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the consulting agreement described above under “Certain Relationships and Related Party Transactions—Consulting Agreement” and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Directors’ and Officers’ Liability Insurance

Prior to the completion of this offering, we will have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.

Item 15.	Recent Sales of Unregistered Securities.

On January 28, 2014, we issued 332,086 shares of our common stock to CD&R Forest Holdings, L.P. in exchange for approximately $326 million in cash, 1,938 shares of our common stock to Ronald A. Williams, our Chairman, in exchange for approximately $2 million in cash, and 242 shares of our common stock to William R. Spalding, our Chief Executive Officer and a director, in exchange for approximately $250,000 in cash. Also, on January 28, 2014, in connection with the Merger, we issued in exchange for shares of PHC, 34,000 shares of our common stock to JVC Management and a total of 3,835 of shares of our common stock to certain of our officers. Also in connection with the Merger, in exchange for outstanding stock options for common stock of PHC, we granted stock options under the Stock Incentive Plan to officers and employees to purchase an aggregate of 12,017 shares of common stock with exercise prices ranging from $12.00 to $140.71, with a weighted average exercise price of $133.64 per share. From January 28, 2014 through June 30, 2015, we have granted stock options under the Stock Incentive Plan to directors, officers and employees to purchase an aggregate of 36,125 shares of common stock with exercise prices ranging from $1,032.10 to $2,894.70, with a weighted average exercise price of $1,169.99 per share. During 2014, we also issued 320 shares of our common stock to certain of our officers in exchange for approximately $15,000 in cash pursuant to the exercise of stock options awarded under the Stock Incentive Plan. In 2015 to date, we have issued 737 shares of common stock to certain of our officers in exchange for approximately $761,000 in cash pursuant to the exercise of stock options awarded under the Stock Incentive Plan.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

The number of shares above has not been adjusted to reflect our anticipated stock splits prior to completion of the offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The Exhibits to this Registration Statement on Form S-1 are listed in the Exhibit Index which follows the signature pages to this Registration Statement and is herein incorporated by reference.

(b)	Financial Statement Schedule:

Schedule I—Registrant’s Condensed Financial Statements are included in the Registration Statement beginning on page F-26.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PharMEDium Healthcare Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on                    , 2015.

PHARMEDIUM HEALTHCARE HOLDINGS, INC.

By:
	Name:	William R. Spalding
	Title:	Chief Executive Officer and Secretary, Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William R. Spalding and Matthew D. Anderson, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on                     , 2015 by the following persons in the capacities indicated.

Signature	Title

William R. Spalding	Chief Executive Officer and Secretary, Director (Principal Executive Officer)

Matthew D. Anderson	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Matthew D. Distel	Controller (Principal Accounting Officer)

Ronald A. Williams	Director and Chairman of the Board

George K. Jaquette	Director

David N. Jonas	Director

Richard J. Schnall	Director

Derek L. Strum	Director

EXHIBIT INDEX

Note Regarding Reliance on Statements in Our Contracts: In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about PharMEDium Healthcare Holdings, Inc., its subsidiaries or affiliates, or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about PharMEDium Healthcare Holdings, Inc., its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.

Exhibit Number	Exhibit Description

1.1#	Form of Underwriting Agreement.

3.1#	Certificate of Amendment of Amended and Restated Certificate of Incorporation of PharMEDium Healthcare Holdings, Inc.

3.2#	Second Certificate of Amendment of Amended and Restated Certificate of Incorporation of PharMEDium Healthcare Holdings, Inc.

3.3#	Form of Second Amended and Restated Certificate of Incorporation of PharMEDium Healthcare Holdings, Inc.

3.4#	Form of Second Amended and Restated By-Laws of PharMEDium Healthcare Holdings, Inc.

4.1#	Form of Common Stock Certificate.

5.1#	Form of Opinion of Debevoise & Plimpton LLP.

10.1#	First Lien Credit Agreement, dated January 28, 2014, by and among CDRF Merger Sub, Inc., JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and several lenders from time to time party thereto.

10.2#	Second Lien Credit Agreement, dated January 28, 2014, by and among CDRF Merger Sub, Inc., Credit Suisse AG, as administrative and collateral agent, and several lenders from time to time party thereto.

10.3#	Intercreditor Agreement, dated January 28, 2014, by and between JPMorgan Chase, N.A. and Credit Suisse AG.

10.4#†	William R. Spalding Employment Agreement.

10.5#†	Richard J. Kruzynski Employment Agreement.

10.6#†	Matthew D. Anderson Employment Agreement.

10.7#†	Letter Agreement, dated December 16, 2013, by and among CDRF Topco, Inc., PharMEDium Healthcare Corporation and David N. Jonas.

10.8#†	Confidential Separation Agreement, dated as of December 17, 2013, by and between David N. Jones and PharMEDium Healthcare Corporation.

10.9#†	CDRF Topco, Inc. Stock Incentive Plan.

Exhibit Number	Exhibit Description

10.10#†	Form of Option Agreement (Rollover Options).

10.11#†	Form of Option Agreement (Incentive Options).

10.12#†	Form of Stock Subscription Agreement.

10.13#†	Employee Stock Option Agreement between William R. Spalding and CDRF Topco, Inc.

10.14#†	Stock Subscription Agreement between JVC Management LLC and CDRF Topco, Inc.

10.15#	Indemnification Agreement, dated as of January 28, 2014, among CDRF Topco, Inc., CDRF Parent, Inc., PharMEDium Healthcare Corporation CD&R Forest Holdings, L.P., Clayton, Dubilier & Rice Fund IX, L.P., CD&R Advisor Fund IX, L.P. and Clayton, Dubilier & Rice, LLC.

10.16#†	Form of Director Indemnification Agreement.

10.17#	Consulting Agreement, dated as of January 28, 2014, by and among CDRF Topco, Inc., CDRF Parent, Inc., PharMEDium Healthcare Corporation and Clayton, Dubilier & Rice, LLC.

10.18#	Form of Consulting Agreement Termination Agreement.

10.19#	Form of Stockholders Agreement.

10.20#	Form of Registration Rights Agreement.

21.1#	List of Subsidiaries of PharMEDium Healthcare Holdings, Inc. as of , 2015.

23.1#	Consent of Ernst & Young LLP.

23.2#	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto).

24.1#	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1).

†	Identifies each management compensation plan or arrangement.
#	To be filed by amendment.